UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2012 AND 2011, AND FOR THE THREE-MONTH PERIOD THEN ENDED

UNAUDITED CONSOLIDATED CONDENSED ITERIM
STATEMENT OF FINANCIAL POSITION
As of March 31, 2012, December 31, 2011 and January 1, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2012	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	16	5,918,413,465	5,871,456,560	5,925,219,184
Intangible assets	17	1,689,735,143	1,683,048,004	977,740,846
Investments in joint ventures	7	176,411,433	181,631,031	198,638,846
Investments in associates	8	132,747,687	130,670,423	415,000
Investments at amortized cost		553,489,699	553,768,412	66,680
Deferred tax asset		106,216,036	116,574,172	49,288,772
Inventories		-	-	638,632
Trade receivables and other receivables		182,107,474	363,574,015	311,704,758
Total non current assets		8,759,120,937	8,900,722,617	7,463,712,718

CURRENT ASSETS
Inventories		41,928,410	37,959,253	29,572,988
Infrastructure under construction		44,935,000	45,504,000	-
Trade receivables and other receivables		1,658,980,005	1,648,805,341	1,048,855,250
Financial assets at fair value with changes in profit and loss		42,276,557	72,698,858	520,771,740
Derivatives financial instruments		-	1,315,707	-
Investments at amortized cost		-	-	75,055,529
Cash and cash equivalents	15	455,362,256	345,467,864	425,461,332
Total current assets		2,243,482,228	2,151,751,023	2,099,716,839
Assets of disposal groups classified as held for sale	23	1,262,154,606	1,079,144,356	120,563,631
Total assets		12,264,757,771	12,131,617,996	9,683,993,188

SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895	1,314,310,895
Additional paid-in capital		1,536,759,469	1,536,759,469	1,535,823,222
Reserve for directors’ options		243,696,687	241,460,349	232,514,997
Legal reserve		27,396,793	27,396,793	27,396,793
(Accumulated losses) Retained earnings		(727,749,073)	(680,557,286)	65,176,332
Equity attributable to owners		2,394,414,771	2,439,370,220	3,175,222,239
Non-controlling interest		953,910,233	969,353,722	1,035,601,544
TOTAL EQUITY		3,348,325,004	3,408,723,942	4,210,823,783

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM
STATEMENT OF FINANCIAL POSITION
As of March 31, 2012, December 31, 2011 and January 1, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2012	12.31.2011	01.01.2011
LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,542,566,450	1,428,324,156	1,036,585,054
Borrowings	20	2,459,715,961	2,447,481,528	1,727,326,317
Deferred revenues		96,965,000	157,338,000	-
Salaries and social security payable		24,277,489	23,584,607	19,277,000
Defined benefit plans		109,205,860	110,442,922	58,877,442
Deferred tax liabilities		778,080,480	821,124,172	832,427,753
Taxes payable		(161,648,254)	45,675,917	46,664,204
Provisions		76,637,890	69,975,102	11,326,505
Total non current liabilities		4,925,800,876	5,103,946,404	3,732,484,275

CURRENT LIABILITIES
Trade and other payables		1,314,781,553	1,240,983,583	663,304,858
Borrowings	20	933,001,769	893,801,060	634,763,803
Salaries and social security payable		372,867,604	324,900,133	216,548,019
Defined benefit plans		17,518,276	14,888,746	2,790,226
Taxes payable		277,872,855	217,552,111	158,048,638
Derivatives financial instruments		1,426,481	-	7,253,000
Provisions		11,009,531	11,399,017	57,976,586
Total current liabilities		2,928,478,069	2,703,524,650	1,740,685,130
Liabilities associated to assets classified as held for sale	23	1,062,153,822	915,423,000	-
Total liabilities		8,916,432,767	8,722,894,054	5,473,169,405
Total liabilities and equity		12,264,757,771	12,131,617,996	9,683,993,188

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM
STATEMENT OF TOTAL COMPREHENSIVE INCOME
For the tree-months periods ended March 31, 2012 and 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2012	03.31.2011

Sales	10	1,610,382,508	1,340,170,435
Cost of sales	11	(1,387,596,615)	(1,097,336,408)
Gross profit		222,785,893	242,834,027

Selling expenses	12	(100,470,268)	(49,848,975)
Adminsitrative expenses	13	(108,521,582)	(90,784,285)
Other operating income		55,853,448	67,289,857
Other operating expenses		(21,275,843)	(21,710,720)
Share (loss) profit of joint ventures	7	(5,219,598)	942,012
Share profit of associates	8	2,072,121	-
Excess of fair value of net assets acquired over cost		-	500,083,225
Operating profit		45,224,171	648,805,141

Finance income	14	20,737,931	16,595,480
Finance cost	14	(145,308,653)	(96,855,438)
Other finance results	14	(21,733,728)	(37,886,837)
Finance results, net		(146,304,450)	(118,146,795)
(Loss) Profit before income tax		(101,080,279)	530,658,346

Income tax		5,632,932	(155,952,066)
(Loss) Profit for the year from continuing operations		(95,447,347)	374,706,280

Discontinued operations	23	24,088,000	1,370,265
Total comprehensive (loss) profit of the period		(71,359,347)	376,076,545

Total comprehensive (loss) profit of the period attributable to:
Owners of the parent		(47,191,787)	249,860,193
Non - controlling interest		(24,167,560)	126,216,352
		(71,359,347)	376,076,545

(Loss) Profit per share attributable to the equity holders of the company during the period
Basic (loss) profit per share from continuing operations	19	(0.0542)	0.1891
Diluted (loss) profit per share from continuing operations	19	(0.0469)	0.1627

Basic profit per share from discontinuing operations	19	0.0183	0.0010
Diluted profit per share from discontinuing operations	19	0.0164	0.0009

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the three-month periods ended March 31, 2012 and 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Retained earnings (Accumulated losses)	Equity attributable to owners	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	65,176,332	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Variation in non controlling interest	-	(1,322,386)	-	-	-	(1,322,386)	238,171,312	236,848,926
Profit for the three-month period	-	-	-	-	249,860,193	249,860,193	126,216,352	376,076,545
Balance at March 31, 2011	1,314,310,895	1,534,500,836	234,751,335	27,396,793	315,036,525	3,425,996,384	1,399,989,208	4,825,985,592
Reserve for directors’ options	-	-	6,709,014	-	-	6,709,014	-	6,709,014
Variation in non controlling interest	-	2,258,633	-	-	-	2,258,633	(219,344,221)	(217,085,588)
Loss for the complementary nine-month period	-	-	-	-	(991,255,530)	(991,255,530)	(204,752,017)	(1,196,007,547)
Other comprehensive loss for the complementary nine-month period	-	-	-	-	(4,338,281)	(4,338,281)	(6,539,248)	(10,877,529)
Balance at December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(680,557,286)	2,439,370,220	969,353,722	3,408,723,942
Reserve for directors’ options	-	-	2,236,338	-	-	2,236,338	-	2,236,338
Variation in non controlling interest	-	-	-	-	-	-	8,724,071	8,724,071
Loss for the three-month period	-	-	-	-	(47,191,787)	(47,191,787)	(24,167,560)	(71,359,347)
Balance at March 31, 2012	1,314,310,895	1,536,759,469	243,696,687	27,396,793	(727,749,073)	2,394,414,771	953,910,233	3,348,325,004

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM
STATEMENT OF CASH FLOWS
For the three-month periods ended March 31, 2012 and 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

Note	03.31.2012	03.31.2011
Cash flows from operating activities:
(Loss) Profit for the period	(71,359,347)	376,076,545
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax	(5,632,932)	155,952,066
Interest accruals	47,816,556	37,182,072
Depreciations and amortizations	100,498,221	84,128,943
Reserve for directors’ options	2,236,338	2,236,338
Setting up of provisions, net	(12,343,085)	1,090,429
Result from repurchase of financial debt	-	17,248,000
Share loss of joint arrangements and associates	3,147,477	(942,012)
Foreing currency exchange differences and other financial results	54,696,365	73,597,758
Excess of fair value of net assets acquired over cost	-	(500,083,225)
Other	3,208,122	(39,922,353)
Discontinued operations	(24,088,000)	(1,370,265)
Changes in operating assets and liabilities:
(Increase) Decrease in trade receivables and other receivables	(36,640,449)	55,991,146
(Increase) Decrease in inventories	(12,833,206)	1,312,135
Increase in intangible assets	(24,201,281)	-
Increase (Decrease) in trade and other payables	89,476,638	(116,335,191)
Increase (Decrease) in salaries and social security payable	56,855,330	(4,751,018)
Increase (Decrease) in taxes payable	11,877,607	(2,755,913)
Increase in provisions	6,280,364	3,715,919
Increase by founds obtained of the program of rational use of energy	85,460,745	123,454,022
Dividend paid to third parties by subsidiaries	(560,000)	(7,826,400)
Net cash generated by operating activities	273,895,463	257,998,996

Cash flows from investing activities:
Purchases of property, plant and equipment	(119,966,304)	(88,712,736)
Acquisition of subsidiaries	-	(1,102,565,134)
Proceeds from purchase of subsidiaries	-	119,043,212
Proceeds from sale of financial assets	-	502,116,706
Proceeds from the sale of property, plant and equipment and other assets	-	142,913
Decrease in restricted financial assets	32,274,891	68,733,262
Net cash used in investing activities	(87,691,413)	(501,241,777)

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED ITERIM
STATEMENT OF CASH FLOWS
For the three-month periods ended March 31, 2012 and 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	03.31.2012	03.31.2011
Cash flows from financing activities:
Dividens paid		-	(18,111,204)
Proceeds from borrowings		625,194,487	793,259,460
Payment of borrowings		(701,504,145)	(327,587,486)
Net cash (used in) generated by financing activities		(76,309,658)	447,560,770

NET INCREASE IN CASH AND CASH EQUIVALENTS		109,894,392	204,317,989

Cash and cash equivalents at the beginning of the period	15	345,467,864	425,461,332
Cash and cash equivalents at the end of the period	15	455,362,256	629,779,321

The accompanying notes are an integral part of these unaudited consolidated condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina. Pampa Energia SA with its subsidiaries are referred to in these financial statements as the "Company" or the "Group".

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.5% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,700 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiary Empresa Distribuidora de Energía Norte S.A. (“EDEN”), distributes electricity among over 3 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires and the north of the Province of Buenos Aires.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date through its subsidiaries Central Piedra Buena (“CPB”), Central Térmica Güemes (“CTG”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”) and Transener (the “Constituents”).

In other sectors, the Company conducts financial investment operations, oil and gas prospecting and exploitation, and it keeps investments in other companies having complementary activities.

NOTE 2: REGULATORY FRAMEWORK

Generation

The main regulatory provisions affecting the electricity market and the activities of the company and its controlled companies have been detailed in the financial statements for the period ended December 31, 2011, with the exception of the changes stated below.

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its controlled companies’ financial, economic and cash position as at March 31, 2012 have been calculated based on the assessments and estimates made by the Company management as at made at the date of preparation of these financial statements and should be interpreted considering these circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

a. Receivables from WEM generators

As at March 31, 2012 the Company and its controlled companies from the generation segment register LVFVDs which, together with accrued interest and net of all applicable collections and assignments, amount to a total Ps. 340.3 million and are made up as follows:

i)	LVFVDs allocated to FONINVEMEM for Ps. 68.9 million;
ii)	LVFVDs allocated to certain “WEM Supply Commitment Agreements” amounting to Ps. 212.9 million;
iii)	LVFDVs allocated to the “Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008 – 2011 for Ps. 42.6 million;
iv)	LVFVDs generated during the three-month period ended March 31, 2012 for an amount of Ps. 16 million.

The Company and its controlled companies from the generation segment have filed the corresponding claims before the competent authorities seeking to implement the cancelation of the LVFVDs resulting from the application of the 2008-2011 Agreement and the Instrumentation Agreement for the execution of the first stage of the project for the installation and extension of the new electric power generation projects.

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution.

Such instruction was later confirmed through ES Note No. 1269/12, whereby CAMMESA was instructed to continue liquidating transactions in the WEM pursuant to ES Note No. 495/12.

Since these instructions imply a breach of the commitments undertaken by the ES, the Company and its generation-segment controlled companies have filed the applicable administrative claims. Once they have been exhausted, legal actions may be instituted.

The economic impact of the application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items resulted in revenues from sales for the Company and its generation-segment controlled companies amounting to Ps. 140.5 million during the fiscal year ended December 31, 2011 (Ps. 44.0 million during three-month period ended March 31, 2011). As at the presentation of the financial statements, the July – December period was still pending collection for a total amount of Ps. 97.9 million.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continued)

Transmission

Tariff situation

Transener and Transba have recorded income generated by the recognition of cost variations by the ES and ENRE up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 5.1 million and Ps. 27.6 million, as well as earned interest amounting to Ps. 5.6 million and Ps. 31.7 million during the three-month period ended on March 31, 2012 and the fiscal year ended on December 31, 2011, respectively.

On March 19, 2012, the ES instructed CAMMESA to make the calculation of the amounts owed to Transener S.A. and Transba S.A. for cost variations during the December 2010 – December 2011 period, including the corresponding interest, the extension of the Loan and Receivables Assignment Agreement with the amounts resulting from the calculations practiced by ENRE for such period still pending extension.

In the month of March 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener S.A. and Transba S.A. instituted the applicable legal actions to enforce the Agreement and the Complementary Agreement, to wit: (a) a complaint so that the ES may send to CAMMESA the payment balance for the June 2005 – November 2010 period pursuant to the Loan Agreement executed with CAMMESA; (b) a complaint seeking that the ES should instruct CAMMESA to extend the Loan Agreement for the differential in the December 2010 – December 2011 period between the remuneration settled pursuant to ENRE Resolutions No. 327/08 and 328/08 and the remunerative values determined in the Complementary Agreement, and should provide the funds for the disbursements; (c) a claim for legal protection under the right of amparo against ES so that the Cost Variation Index (“CVI”) already calculated and informed by the ENRE through Notes 102,539 and 102,731; be approved and so that the ES should instruct CAMMESA to extend the Loan Agreement and provide the funds for the disbursements; and (d) a claim for legal protection under the right of amparo so that the ENRE may instruct CAMMESA to settle, as from January 2012, the remuneration considering the remunerative values established in the Complementary Agreement.

The delay in the performance of the commitments taken on by the National Government pursuant to such agreements and the constant increase in operating costs continue significantly affecting the economic and financial situation of both companies.

Distribution

As at the issuance of the Condensed Interim Financial Statements, there are no meaningful changes regarding Edenor’s economic and financial situation as stated in the consolidated financial statements for the period ended December 31, 2011 and described in Exhibit I.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: BASIS OF PRESENTATION

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009. Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the Interpretations Committee's of International Financial Reporting Standards (“IFRIC”) (together “IFRS”).

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 9, 2010, the Company’s Board of Directors approved an specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

The Condensed Interim Financial Statements corresponding to the three-month periods ended March 31, 2012 and 2011 have been prepared pursuant to the provisions of the International Accounting Standard (“IAS”) 34 “Interim Financial Information”. This unaudited condensed interim consolidated financial information should be read jointly with the Company's consolidated financial statements as at December 31, 2011, which have been drawn up according to the IFRS and are disclosed in Exhibit I, and the audited Financial Statements as at December 31, 2011, which have been prepared according to the above mentioned professional accounting standards.

The unaudited consolidated condesed interim financial statements for the three-month periods ended March 31, 2012 and 2011 have not been audited. The Company’s management estimates that they include all the necessary adjustments to present fairly the results of operations for each period. The income for the three-month periods ended March 31, 2012 and 2011 does not necessarily reflect a proportion of the Company’s results for the complete fiscal years.

These Condensed Interim Financial Statements have been drawn up for their issuance by the Company’s Board of Directors on May 21, 2012.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: ACCOUNTING POLICIES

The accounting policies adopted for these Condensed Interim Financial Statements are consistent with those used in the consolidated financial statements corresponding to the last fiscal year, which ended on December 31, 2011 and are disclosed under Exhibit I.

Income tax corresponding to interim periods accrues using the tax rate applicable to the expected annual total income or loss.

4.1 Reconciliations between IFRS and the professional accounting standards in force in Argentina as at March 31, 2011

Pursuant to the provisions of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils, the reconciliations between the consolidated shareholders’ equity, consolidated results and consolidated cash flow are included as determined pursuant to the professional accounting standards in force in Argentina as of March 31, 2011 (“Previous professional accounting standards”), as well as the same items determined pursuant to the IFRS.

Reconciliation between consolidated shareholders’ equity as of March 31, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRS

	Note	03.31.11

Sharehoders’ equity under Argentine GAAP		3,298,268,448
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(2,599,149)
Capitalization of borrowing costs	(b)	(30,742,183)
Effect of adjustments on investments in joint ventures	(c)	(23,366,390)
Valuation of assets held for sale	(e)	(14,700,118)
Derecognition of negative goodwill	(f)	22,627,951
Application of IFRIC 12 to service concession arrangements	(g)	(620,000)
Results related to defined benefit plans	(h)	(17,475,792)
Purchase of ADRs and shares in Edenor	(i)	4,354,268
Reversal of goodwill amortization	(j)	106,284
Restatement of business combinations	(k)	500,083,225
Deferred income tax	(l)	(181,067,185)
Non-controlling interests	(m)	(128,872,975)
Pampa Energía sharehoders’ equity under IFRS		3,425,996,384
Non-controlling interests under IFRS		1,399,989,208
Sharehoders’ equity under IFRS		4,825,985,592

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.1 Reconciliation between consolidated statement of operations for the three months period ended March 31, 2011 determined pursuant to the previous professional accounting standards and those determined pursuant to the IFRSs

	Note	03.31.11

Total Consolidated Comprehensive Income under Argentine GAAP		15,081,043
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(3,542,890)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(190,400)
Inventory valuation	(d)	105,654
Valuation of assets held for sale	(e)	(7,172,145)
Reversal of negative goodwill amortization	(f)	(1,765,007)
Application of IFRIC 12 to service concession arrangements	(g)	(620,000)
Results related to defined benefit plans	(h)	132,396
Purchase of ADRs and shares in Edenor	(i)	31,822,891
Reversal of goodwill amortization	(j)	106,284
Restatement of business combinations	(k)	500,083,225
Deferred income tax	(l)	(147,231,036)
Non-controlling interests	(m)	(133,020,050)
Comprehensive Income under IFRS		249,860,193

Non-controlling interests under IFRS		126,216,352
Total comprehensive Income under IFRS		376,076,545

(a) Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i) Revaluation of property, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB. Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228,051,030. As a consequence of such revaluation, the Company recorded an increase in the book value of CPB amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of March 31, 2011, the effect on the sharehoders’ equity is an increase of Ps. 127,687,160. During the three-months period ended ended March 31, 2012, the Company recorded a higher depreciation charge of Ps. 7,186,973 as a result of revaluating this property.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

ii) Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the three-months periodo ended March 31, 2012, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 3,644,083.

(b) Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange differences arising from loans in foreign currency, as they are regarded an adjustment to interest costs. Consequently, the adjustment of conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on sharehoders’ equity is a reduction of Ps. 30,742,183 at March, 31 2011. During the three-months period ended on March 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

(c) Effect of adjustments on investments in Joint Ventures

These adjustments correspond to Citelec, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the shareholding in that company is valued using the equity method of accounting.

The adjustments are as follows:

i) Depreciation of property, plant and electricity transmission equipment

In accordance with Argentine GAAP, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii) Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line proyect Comahue – Cuyo (“COM”).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

In concordance with Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchange differences were capitalized.

In concordance to IFRS, agreements including multiple elements (construction, operating and maintenance,etc), should be segregated and recorded separately based on the service provision. Consequently, a financial asset is recognised based on future cash flows receivable, associated to the fourth- line construction services and the effect of inflation accounting was reversed, as well as capitalised exchange differences.

iii) Recognition of results related to defined benefit plans

See (h).

iv) Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v) Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

The detail of the effect on equity by type of adjustment is as follows:

03.31.11
Depreciation of property, plant and equipment for transmission of electricity	(49,354,440)
Recognition of financial assets related to the fourth line project	(10,644,463)
Recognition of results related to defined benefits plans	(13,004,312)
Deferred income tax	25,551,125
Non-controlling interest	24,085,700
Effect of adjustments on interests in joint ventures	(23,366,390)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

The detail of the effect on profit and loss by type of adjustment is as follows:

03.31.11
Depreciation of property, plant and equipment for transmission of electricity	(2,294,782)
Recognition of financial assets related to the fourth-line project	1,384,097
Recognition of results related to defined benefits plans	146,374
Deferred income tax	267,509
Non-controlling interest	306,402
Effect of adjustments on investments in joint ventures	(190,400)

(d) Inventory valuation

In concordance to with Argentine GAAP, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the net realizable value. As of March 31, 2011 has no effect on shareholders' equity. During the three-months period ended March 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 105,654.

(e) Valuation of assets held for sale

In accordance with Argentine GAAP, at January 1, 2011, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale. Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell. Since the fair value less cost to sell is higher than the book value, it is valued at book value. Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 14,700,118 at March 31, 2011. The IFRS adjustment reflects a loss of Ps. 7,172,145 as of March 31, 2011.

(f) Derecognition of negative goodwill

In accordance with Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 22,627,951 at March 31, 2011. During the three-months period ended March 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 1,765,007.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(g) Application of IFRIC 12 to service concession agreements

In concordance to with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(h) Results related to defined benefit plans

In concordance to with Argentine GAAP, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded and costs for past services not amortized at the date of transition in retained earnings. The effect on shareholders' equity is a reduction for Ps. 17,475,792 at March 31, 2011. During the three-monts period ended March 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 132,396.

(i) Purchase of ADRs and shares in Edenor

In concordance to with Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal. Under IFRS, these shares and ADRs of Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control. Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital at the date of transition. As of March 31, 2011 the effect on the shareholders´ equity is an increase of Ps. 4,354,268 (produced by an increase in the result of the year of Ps. 55,758,014, a decrease in retained earnings of Ps. 22,055,898, a decrease in non-controlling interest of Ps. 9,766,993 and an increase in additional paid-in capital of Ps. 27,063,107). This effect is attributed as a decrease in financial assets of Ps. 72,026,277 and an increase in non-controlling interest of Ps. 76,380,545. A of March 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 31,822,891.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

(j) Derecognition of amortization of goodwill

In accordance with Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of March 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 106,284.

(k) Restatement of business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA, EMDERSA and AESEBA:

(l) Deferred income tax

Deferred tax liabilities for inflation adjustment

In accordance with Argentine GAAP, some subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes. Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

03.31.11
Deferred tax liabilities for inflation adjustment	(2,176,970)
Deferred income tax on IFRS conversion adjustments	(178,890,215)
Deferred income tax	(181,067,185)

The detail of the effect on profit and loss is as follows:

03.31.11
Deferred tax liabilities for inflation adjustment	37,421
Deferred income tax on IFRS conversion adjustments	(147,268,457)
Deferred income tax	(147,231,036)

(m) Non-controlling interests

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS at March 31, 2011.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continued)

4.1.2 Reconciliation of consolidated cash flows for the three-months period ended on March 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating activities	263,664,609	(5,665,613)	-	257,998,996
Net cash used in investing activities	(936,558,584)	6,366,776	428,950,031	(501,241,777)
Net cash generated from financing activities	448,360,903	(800,133)	-	447,560,770
Cash and cash equivalents at the beginning of the year	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the year	684,164,787	(52,499,466)	(1,886,000)	629,779,321
(Decrease) Increase in cash and cash equivalents	(224,533,072)	(98,970)	428,950,031	204,317,989

(*) It corresponds to the cash flow included in the consolidated financial statements at March 31, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a) Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the shareholding in that Company is valued in concordance to the equity method.

(b) Remaining effects

It corresponds to debt securities which are not considered as Cash and Cash Equivalents under IFRS

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of condensed interim consolidated financial statements requires the management of the Company to make estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the financial statements, as well as the disclosure of income and expenses during such period.

Estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual results might differ from the estimates and evaluations made at the date of preparation of these Unaudited Condensed Interim Consolidated Financial Statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, critical judgments made by the management on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the consolidated financial statements for the fiscal year ended December 31, 2011, with the exception of estimates which are required when determining accrued income taxes.

NOTE 6: FINANCIAL RISKS MANAGEMENT

The activities of the Group are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No meaningful changes have been recorded by the Risk Department in risk management policies since the last closing.

Information as at December 31, 2011 has been disclosed in Note 3 of Exhibit I.

NOTE 7: INVESTMENTS IN JOINT VENTURES

	03.31.2012	12.31.2011
At the beginning	181,631,031	198,638,846
Participation in loss	(5,219,598)	(14,609,709)
Participation in other comprehensive income	-	(2,398,106)
Al the end	176,411,433	181,631,031

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continued)

Company	Country	% Participation	Nature of the related
CITELEC	Argentina	50%	(1)

(1)

The Company has a co-controlling interest in CITELEC S.A., Transener S.A.’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,700 km of own lines, as well as 6,110 km of Transba’s high-voltage lines in the Province of Buenos Aires).Transener transports 95% of the electricity in Argentina.

i.	Summary statement of financial position

Citelec	03.31.2012	12.31.2011
Non current assets	320,644,659	1,301,364,864
Current assets	1,286,449,844	331,889,969
Total assets	1,607,094,503	1,633,254,833

Non current liabilities	861,940,900	855,754,777
Current liabilities	146,908,359	162,092,626
Total liabilities	1,008,849,259	1,017,847,403

ii. Summary statement of total compehensive income

Citelec	03.31.2012	12.31.2011
Sales	122,297,155	127,213,250
Operating loss	(31,778,513)	15,357,321
Finance results, net	5,365,615	(5,630,902)
Total comprehensive (loss) profit of the year	(8,863,784)	3,371,323

iii. Summary statement of cash flows

Citelec	03.31.2012	12.31.2011
Net cash (used in) generated by operating activities	(23,871,699)	82,418,873
Net cash used in investing activities	(11,570,001)	(113,125,312)
Net cash (used in) generated by financing activities	(7,849,463)	60,466,848

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED ITERIM
FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: INVESTMENTS IN ASOCIATES

	03.31.2012	12.31.2011
At the beginning	130,670,423	419,219
Increases	-	110,471,920
Participation in profit	2,077,264	19,779,284
At the end	132,747,687	130,670,423

The Company holds an interest in only one associated company which, in the Board of Directors’ opinion, is not meaningful. The capital stock of the associated company is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	% Participation	Nature of the related
CIESA	Argentina	10%	(1)

(1)

Through EPCA S.A., the Company holds an interest in Compañía de Inversiones de Energía S.A. (“CIESA”), a company which owns 55.3% of the capital stock of Transportadora de Gas del Sur S.A. (“TGS”). TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America.
In turn, it is the leading company in the production and marketing of natural gas liquids (NGL) both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTA 9: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, HINISA, HIDISA, CTG, CPB, Powerco, Energía Distribuida and Pampa Generación and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Exhibit I, the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information at March 31, 2012	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	696,956,185	61,127,638	890,994,033	19,766,740	-	1,668,844,596
Intersegment sales	2,149,392	20,940	695,483	16,953,684	(17,133,008)	2,686,491
Cost of sales	(556,160,214)	(63,681,483)	(822,885,675)	(11,131,130)	2,580,404	(1,451,278,098)
Gross profit (loss)	142,945,363	(2,532,905)	68,803,841	25,589,294	(14,552,604)	220,252,989

Selling expenses	(11,492,858)	-	(88,469,757)	(507,653)	-	(100,470,268)
Adminsitrative expenses	(25,595,872)	(14,743,041)	(63,840,547)	(33,629,520)	14,552,604	(123,256,376)
Other operating income	34,033,024	1,174,343	17,864,959	3,955,452	-	57,027,778
Other operating expenses	(2,939,317)	(4,292)	(17,534,675)	(797,559)	-	(21,275,843)
Share profit of associates	-	-	98	2,072,023	-	2,072,121
Operating profit (loss)	136,950,340	(16,105,895)	(83,176,081)	(3,317,963)	-	34,350,401

Finance income	13,380,048	18,020,858	9,187,533	189,006	(2,018,655)	38,758,790
Finance cost	(62,705,310)	(12,522,455)	(71,767,863)	(12,851,492)	2,018,655	(157,828,465)
Other finance results	150,134	(2,818,097)	(17,204,379)	(4,679,626)	-	(24,551,968)
Profit (Loss) before income tax	87,775,212	(13,425,589)	(162,960,790)	(20,660,075)	-	(109,271,242)

Income tax	(28,523,885)	4,421,226	34,727,115	(570,426)	-	10,054,030
Profit (Loss) for the year from continuing operations	59,251,327	(9,004,363)	(128,233,675)	(21,230,501)	-	(99,217,212)

Discontinued operations	-	(379,336)	24,088,000	-	-	23,708,664
Adjustment non-controlling interest in joint arrangements	-	4,149,201	-	-	-	4,149,201
Total comprehensive profit (loss) of the period	59,251,327	(5,234,498)	(104,145,675)	(21,230,501)	-	(71,359,347)

Total profit (loss) attributable to:
Owners of the parent	47,214,012	(5,234,498)	(67,940,800)	(21,230,501)	-	(47,191,787)
Non - controlling interest	12,037,315	-	(36,204,875)	-	-	(24,167,560)

Depreciation and amortization (1)	35,263,584	10,399,215	58,984,296	8,486,680	-	113,133,775

Additional consolidated information as of March 31, 2012
Total assets	3,596,120,987	830,625,755	7,325,700,640	1,671,966,999	(505,679,690)	12,918,734,691
Total liabilities	2,249,197,178	504,431,375	6,191,929,461	980,979,078	(505,679,690)	9,420,857,402

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information at March 31, 2011	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	691,021,509	63,450,722	647,104,551	1,116,012	-	1,402,692,794
Intersegment sales	1,835,957	155,902	-	1,778,839	(3,201,517)	569,181
Cost of sales	(587,231,687)	(48,235,488)	(509,622,970)	(2,244,470)	2,277,803	(1,145,056,812)
Gross profit	105,625,779	15,371,136	137,481,581	650,381	(923,714)	258,205,163

Selling expenses	(4,413,273)	-	(45,427,576)	(15,721)	7,595	(49,848,975)
Adminsitrative expenses	(31,688,858)	(10,503,029)	(50,124,557)	(9,846,934)	900,000	(101,263,378)
Other operating income	352,050	395,145	2,136,541	64,801,266	-	67,685,002
Other operating expenses	(8,235,141)	(2,994)	(11,833,326)	(1,639,259)	-	(21,710,720)
Excess of fair value of net assets acquired over cost	-	-	500,083,225	-	-	500,083,225
Operating profit	61,640,557	5,260,258	532,315,888	53,949,733	(16,119)	653,150,317

Finance income	11,317,878	12,905,151	8,126,492	91,215	(2,940,105)	29,500,631
Finance cost	(42,707,119)	(11,007,802)	(54,358,008)	(2,744,036)	2,956,224	(107,860,741)
Other finance results	(2,523,711)	(4,715,189)	(39,158,931)	3,795,697	-	(42,602,134)
Profit before income tax	27,727,605	2,442,418	446,925,441	55,092,609	-	532,188,073

Income tax	(12,841,716)	(1,975,843)	(140,583,357)	(2,529,195)	-	(157,930,111)
Profit for the year from continuing operations	14,885,889	466,575	306,342,084	52,563,414	-	374,257,962

Discontinued operations	-	-	1,370,265	-	-	1,370,265
Adjustment non-controlling interest in joint arrangements	-	448,318	-	-	-	448,318
Total comprehensive profit of the period	14,885,889	914,893	307,712,349	52,563,414	-	376,076,545

Total profit (loss) attributable to:
Owners of the parent	1,948,393	914,893	184,666,500	62,330,407	-	249,860,193
Non - controlling interest	12,937,496	-	123,045,849	(9,766,993)	-	126,216,352

Depreciation and amortization (1)	28,803,768	12,039,278	54,980,686	2,579,279	-	98,403,011

Additional consolidated information as of December 31, 2011
Total assets	3,590,669,831	951,672,858	7,171,242,379	1,664,910,572	(477,834,106)	12,900,661,534
Total liabilities	2,431,105,440	509,532,386	5,847,704,942	921,065,069	(477,834,106)	9,231,573,731

(1) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Accounting criteria used for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint business, it is not consolidated and it is valued according to the equity method of accounting in the Condensed Interim Consolidated Comprehensive Income and Financial Situation Statement.

In this sense, the reconciliation between the information per segment and the consolidated comprehensive income statement is presented below:

Consolidated statement of operation information at March 31, 2012	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,668,844,596	(61,094,639)	1,607,749,957
Intersegment sales	2,686,491	(53,940)	2,632,551
Cost of sales	(1,451,278,098)	63,681,483	(1,387,596,615)
Gross profit	220,252,989	2,532,904	222,785,893

Selling expenses	(100,470,268)	-	(100,470,268)
Adminsitrative expenses	(123,256,376)	14,734,794	(108,521,582)
Other operating income	57,027,778	(1,174,330)	55,853,448
Other operating expenses	(21,275,843)	-	(21,275,843)
Share loss of Joint Ventures	-	(5,219,598)	(5,219,598)
Share profit of associates	2,072,121	-	2,072,121
Operating profit	34,350,401	10,873,770	45,224,171

Finance income	38,758,790	(18,020,859)	20,737,931
Finance cost	(157,828,465)	12,519,812	(145,308,653)
Other finance results	(24,551,968)	2,818,240	(21,733,728)
Finance results, net	(143,621,643)	(2,682,807)	(146,304,450)
(Loss) Profit before income tax	(109,271,242)	8,190,963	(101,080,279)

Income tax	10,054,030	(4,421,098)	5,632,932
(Loss) Profit before income tax	(99,217,212)	3,769,865	(95,447,347)

Discontinued operations	23,708,664	379,336	24,088,000
Adjustment non-controlling interest in Joint Ventures	4,149,201	(4,149,201)	-
Total comprehensive profit of the period	(71,359,347)	-	(71,359,347)

Depreciation and amortization	113,133,775	(10,399,216)	102,734,559

Additional consolidated information as of March 31, 2012	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,918,734,691	(653,976,920)	12,264,757,771
Total liabilities	9,420,857,402	(504,424,635)	8,916,432,767

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9: (Continued)

Consolidated statement of operation information at March 31, 2011	Segment information	Results from interest in joint ventures	Total comprehensive income
Sales	1,402,692,794	(62,935,638)	1,339,757,156
Intersegment sales	569,181	(155,902)	413,279
Cost of sales	(1,145,056,812)	47,720,404	(1,097,336,408)
Gross profit	258,205,163	(15,371,136)	242,834,027

Selling expenses	(49,848,975)	-	(49,848,975)
Adminsitrative expenses	(101,263,378)	10,479,093	(90,784,285)
Other operating income	67,685,002	(395,145)	67,289,857
Other operating expenses	(21,710,720)	-	(21,710,720)
Share profit of joint arrangements	-	942,012	942,012
Excess of fair value of net assets acquired over cost	500,083,225	-	500,083,225
Operating profit	653,150,317	(4,345,176)	648,805,141

Finance income	29,500,631	(12,905,151)	16,595,480
Finance cost	(107,860,741)	11,005,303	(96,855,438)
Other finance results	(42,602,134)	4,715,297	(37,886,837)
Finance results, net	(120,962,244)	2,815,449	(118,146,795)
Profit (Loss) before income tax	532,188,073	(1,529,727)	530,658,346

Income tax	(157,930,111)	1,978,045	(155,952,066)
Profit before income tax	374,257,962	448,318	374,706,280

Discontinued operations	1,370,265	-	1,370,265
Adjustment non-controlling interest in Joint Ventures	448,318	(448,318)	-
Total comprehensive profit of the period	376,076,545	-	376,076,545

Depreciation and amortization	98,403,011	(12,037,730)	86,365,281

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,900,661,534	(769,043,538)	12,131,617,996
Total liabilities	9,231,573,731	(508,679,677)	8,722,894,054

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: SALES

	03.31.2012	03.31.2011

Sales of energy to the SPOT Market	440,441,369	513,110,365
Sales of energy to the Forward Market	106,644,141	106,450,977
Energy plus sales	145,690,473	50,662,038
Gas sales	602,673	785,023
Energy exportation	-	12,195,910
Other sales	3,577,529	7,817,196
Generation subtotal	696,956,185	691,021,509

Energy sales	877,141,244	637,707,389
Right of use of posts	6,330,285	5,874,831
Connection and reconnection charges	1,732,535	1,908,686
Other sales	5,789,969	1,613,645
Distribution subtotal	890,994,033	647,104,551

Gas sales	18,686,458	-
Oil and liquid sales	945,337	-
Other sales	134,945	1,116,012
Holding and others subtotal	19,766,740	1,116,012

Intersegment sales	2,665,550	928,363

Total sales	1,610,382,508	1,340,170,435

NOTE 11: COST OF SALES

	03.31.2012	03.31.2011
Inventories at the beginning of the period	37,959,253	30,211,620

Loss for the period
Purchases of inventories	523,494,781	453,144,523

Salaries and social benefits	160,079,453	103,546,666
Fees and compensations for services	109,537,316	34,202,468
Property, plant and equipment depreciations	83,685,906	71,740,347
Intangible assets amortization	10,970,288	7,698,609
Transport of energy	5,162,419	3,473,057
Gas consumption	206,890,366	130,260,965
Purchase of energy	99,205,377	99,990,087
Fuel consumption	102,613,171	144,034,296
Material and spare parts consumption	25,792,321	13,537,300
Maintenance	11,371,665	3,415,069
Penalties	22,254,000	12,073,710
Royalties and fees	10,015,860	7,872,506
Rental and insurance	10,337,958	6,485,658
Surveillance and security	3,087,111	2,081,708
Taxes, rates and contributions	2,235,870	2,150,378
Communications	1,947,310	1,835,537
Transport and per diem	581,858	229,953
Other	2,302,742	1,649,092
Subtotal	868,070,991	646,277,406

Inventories at the end of the period	(41,928,410)	(32,297,141)
Cost of sales	1,387,596,615	1,097,336,408

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: SELLING EXPENSES

	03.31.2012	03.31.2011
Salaries and social benefits	32,184,951	18,262,845
Fees and compensations for services	34,675,512	15,213,992
Property, plant and equipment depreciation	1,876,152	1,075,814
Fuel consumption	11,578	5,399
Maintenance	1,495,398	256,999
Penalties	1,240,000	1,260,000
Doubtful accounts	4,232,790	5,968
Transport and per diem	78,521	39,201
Rental and insurance	104,077	125,188
Surveillance and security	877,485	315,423
Taxes, rates and contributions	17,432,114	6,586,310
Communications	4,885,790	3,345,165
Advertising and promotion	170,838	119,285
Office expenses	22,222	52,311
Other	1,182,840	3,185,075
	100,470,268	49,848,975

NOTE 13: ADMINISTRATIVE EXPENSES

	03.31.2012	03.31.2011
Salaries and social benefits	54,129,086	42,950,247
Fees and compensations for services	20,534,408	15,596,985
Directors and Sindycs’ fees	6,780,231	5,523,833
Reserve for directors’ options	2,236,338	2,236,338
Property, plant and equipment depreciation	1,922,659	3,614,173
Intangible assets amortization	2,043,216	-
Fuel consumption	33,905	28,006
Material and spare parts consumption	803,257	894,664
Maintenance	1,393,963	285,083
Transport and per diem	1,099,955	1,458,331
Rental and insurance	6,377,533	5,267,834
Surveillance and security	1,479,690	2,126,869
Taxes, rates and contributions	2,985,550	4,665,275
Communications	1,697,553	1,273,840
Advertising and promotion	609,415	3,599,300
Office expenses	467,732	267,770
Other	3,927,091	995,737
	108,521,582	90,784,285

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: FINANCIAL RESULTS

Finance income	03.31.2012	03.31.2011
Financial interest	20,737,931	16,595,480
Total finance income	20,737,931	16,595,480

Finance cost
Financial interest	(117,253,627)	(76,421,904)
Taxes and bank commissions	(25,246,697)	(18,599,215)
Other finance costs	(2,808,329)	(1,834,319)
Total finance cost	(145,308,653)	(96,855,438)

Other finance results
Foreing currency exchange difference	(42,146,434)	(23,698,945)
Changes in the fair value of financial instruments	13,839,551	2,505,425
Result from repurchase of financial debt	-	(17,248,000)
Other finance results	6,573,155	554,683
Total other finance results	(21,733,728)	(37,886,837)
Other finance results, net	(146,304,450)	(118,146,795)

NOTE 15: CASH AND CASH EQUIVALENTS

	03.31.2012	12.31.2011

Cash	1,648,349	1,499,097
Banks	108,845,594	132,017,129
Securities deposit	5,205,938	11,274,203
Time deposits	48,497,275	49,359,887
Mutual funds	291,165,100	151,317,548
	455,362,256	345,467,864

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: PROPERTY, PLANT AND EQUIPMENT

	03.31.2012	12.31.2011

Net book value al the beginning of the period	5,871,456,560	5,925,219,184
Increases for business combinations net disposals of
assets	-	766,584,342
Increases	137,859,581	1,126,708,118
Decreases	(3,417,959)	(1,039,134,949)
Impairment value	-	(557,668,671)
Depreciations	(87,484,717)	(350,251,464)
Net book value at the end of the period	5,918,413,465	5,871,456,560

NOTE 17: INTANGIBLE ASSETS

	03.31.2012	12.31.2011

Net book value al the beginning of the period	1,683,048,004	977,740,846
Increases	23,224,530	832,968,346
Decreases	(3,523,887)	-
Impairment value	-	(90,056,096)
Depreciations	(13,013,504)	(37,605,092)
Net book value at the end of the period	1,689,735,143	1,683,048,004

NOTE 18: COMMON STOCK

At March 31, 2012 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

Publicly traded shares

The Company’s shares are listed for trading on Buenos Aires Stock Exchange, forming part of the Merval Index.

Furthermore, on August 5, 2009, the United States’ Securities and Exchange Commission (“SEC”) authorized the Company for the registration of American Depositary Shares (“ADSs”) representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the New York Stock Exchange (“NYSE”).

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: EARING (LOSS) PER SHARE

a) Basic

Basic earnings per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

	03.31.2012	03.31.2011
(Loss) Profit per share attributable to the equity holders of the company during the period for continuing operations	(71,279,787)	248,489,928
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic (loss) profit per share from continuied operations	(0.0542)	0.1891

	03.31.2012	03.31.2011
Profit per share attributable to the equity holders of the company during the period for discontinued operations	24,088,000	1,370,265
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic profit per share from discontinued operations	0.0183	0.0010

b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options described in Note 16 of Exhibit I. The number of shares which could have been purchased at fair value (average price of the Company shares during the applicable period) is calculated based on monetary value of the subscription rights of the pending shares purchase options. The number of shares thus calculated is compared with the number of shares which would have been issued at the shares purchase option exercise price.

	03.31.2012	03.31.2011
(Loss) Profit per share attributable to the equity holders of the company during the period for continuing operations	(71,279,787)	248,489,928
Reserve for directors’ options	2,236,338	2,236,338
Adjusted (Loss) Profit per share attributable to the equity holders of the company during the period for continuing operations	(69,043,449)	250,726,266

Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Adjustments for stock options	158,859,008	226,521,861
Weighted average amount of outstanding shares ajusted	1,473,169,903	1,540,832,756
Diluted (loss) profit per share from continuing operations	(0.0469)	0.1627

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: (Continued)

	03.31.2012	03.31.2011
Profit per share attributable to the equity
holders of the company during the period for	24,088,000	1,370,265
discontinued operations

Weighted average amount of outstanding	1,314,310,895	1,314,310,895
shares
Adjustments for stock options	158,859,008	226,521,861
Weighted average amount of outstanding	1,473,169,903	1,540,832,756
shares for diluted profit per share
Diluted profit per share from discontinued	0.0164	0.0009
operations

NOTE 20: BORROWINGS

Non current	Note	03.31.2012	12.31.2011

Financial loans		408,743,233	469,222,243
Corporate bonds		2,050,972,728	1,875,180,933
Related parties	22	-	103,078,352
		2,459,715,961	2,447,481,528

Current

Bank overdrafts		208,191,412	269,218,701
Short-term notes		178,046,600	179,298,346
Financial loans		263,702,174	248,919,868
Corporate bonds		99,150,615	24,956,247
Interest to pay		66,818,626	58,218,561
Related parties	22	117,092,342	113,189,337
		933,001,769	893,801,060

The main variations in the Group's financial structure during the three-month period ended March 31, 2012 are described below:

Issuance of new CTG’s Corporate Bonds

On March 2, 2012, CTG issued simple corporate bonds for a nominal value of Ps. 47,000,000 (“Class 1”) and Ps. 51,741,498 (“Class 2”) at the Private Badlar rate plus 290 and 340 basic points finally maturing on March 6, 2013 and September 6, 2013, respectively. Interest will be payable on a quarterly basis, the first payment maturing on June 6, 2012.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: (Continued)

CAMMESA Financing to Transener and Transba

As at March 31, 2012, collected disbursements under this financing amounted to Ps. 251.4 million, Ps. 240.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. Liabilities for all disbursements collected as at March 31, 2012 have been cancelled through an assignment of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After March 31, 2012, disbursements amounting to Ps. 6 million were collected.

CAMMESA Financing to CPB

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA, which modifies the financing amount to Ps. 69.6 million.

As at March 31, 2012, the Company had received from CAMMESA all advances corresponding to the loan agreement, which accrued interest for an amount of Ps. 7.3 million.

NOTE 21: CONTINGENCIES

As at the issuance of these financial statements there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2011, with the exception of the changes stated below.

a. Edenor

On April 25, 2012, the Cabinet for the Management and Coordination of Processes issued Resolution No. 1/2012 bringing a summary proceeding against Edenor on account of certain alleged breaches to certain provisions regarding the request for an authorization prior to the conduction of the subsidiaries’ operations. Furthermore, it demands Edenor to refrain from conducting operations which may imply decreases in the availability of the company funds while the proceedings provided for by the regulations in force are still pending. Edenor has filed a defense as and when required by law claiming that no prior authorization should be required. The summary proceeding is still pending.

As at the issuance of these financial statements, there are no meaningful changes regarding the situation disclosed by the Company as at December 31, 2011, with the exception of the changes stated below.

b. Loma de la Lata

Accident in the combined-cycle system’s Steam Turbine unit in the generating plant

i. Legal actions for breaches by the Contractor

Loma de la Lata has appealed the interim injunctive relief granted in Spain and answered the claims made by the Contractor in the amendment to the arbitration complaint.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: (Continued)

On March 23, 2012, Madrid Court upheld the appeal filed by Loma de la Lata and annulled the Spanish interim injunctive relief.

On April 25, 2012, Contractor appealed Court’s decision annulling the Spanish interim injunctive relief. This matter is currently pending resolution by the Provincial Hearing Court (which is the competent Appellate Court).

The Appellate Court has been hearing this case since April 6, 2012 and is committed to issuing a decision, for which it has a term of two months as from its organization.

Loma de la Lata and its external counselors consider that the Company has solid arguments for the disallowance of the arbitration complaint, revocation of the Argentine interim injunctive relief by the Appellate Court, the confirmation of the Spanish interim injunctive relief by the Provincial Hearing Court and the upholding of its counterclaim against the Contractor.

ii. Claim for compensation to insurance companies

As a result of the accident in the Plant, Loma de la Lata has conducted all necessary procedures to collect from the insurance companies the applicable compensations for lost profits and additional financial and administrative costs for a still indeterminate amount. About, Loma de la Lata has filed a claim for compensation together will all supporting documentation, which is in review stage by insurance companies.

Loma de la Lata has received an advance on the claim adjustment for the amount of US$ 7.5 million, which has been disclosed under Other operative income in the Consolidated Comprehensive Income Statement, and it expects to collect a second advance in the short term.

NOTA 22: TRANSACTIONS WITH RELATED PARTIES

The following operation carried out with related parties:

a) Sales

	03.31.2012	03.31.2011

Subsidiaries held for sale	695,483	210,000
Joint ventures	1,970,068	359,181
	2,665,551	569,181

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22: (Continued)

b) Purchases

	03.31.2012	03.31.2011

Joint ventures	(41,880)	(155,902)
Other related parties	-	(1,812,000)
	(41,880)	(1,967,902)

c) Financial results

	03.31.2012	03.31.2011
Subsidiaries held for sale	-	(550,854)
Other related parties	(6,395,559)	38,578
	(6,395,559)	(512,276)

d) Key management compensation

The total remuneration to directors accrued during the three-month period ended March 31, 2012 amounts to approximately Ps. 9 million, including the accrual of the reserve for the Opportunity Assignment Agreement (share purchase options).

Balances with related parties

	03.31.2012	31.12.2011

Trade receivables:
Subsidiaries held for sale	2,603,032	2,289,806
Joint ventures	3,565,866	1,590,262
Other related parties	-	330
	6,168,898	3,880,398

Other receivables:
Subsidiaries held for sale	173,583,000	166,842,638
Other related parties	1,000	8,108,086
	173,584,000	174,950,724

Accounts payable:
Subsidiaries held for sale	10,228	-
Joint ventures	-	41,590
Other related parties	-	7,684
	10,228	49,274

Borrowings
Other related parties	117,092,342	216,267,689
	117,092,342	216,267,689

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

a. Discontinued operations

Following are the financial statements relating to discontinued operations:

Statement of comprehensive income from discontinued operations
	03.31.2012	03.31.2011
Sales	255,716,682	64,986,795
Gross profit	38,933,339	10,168,948
Finance results, net	(29,188,957)	(9,080,811)
Income tax	(4,468,827)	282,128
Total comprehensive profit of the period	5,275,555	1,370,265

Valuation of assets classified as held for sale, net	18,812,445	-
	24,088,000	1,370,265

b. Assets held for sale and associated liabilities

Assets and and liabilities associated to EMDERSA and EMDERSA Holding have been disclosed as held for sale.

Assets and liabilities associated to EMDERSA and EMDERSA Holding have been valued at book value or, if lower, at fair value less their associated sales costs as at the date on which they were classified as held for sale.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: (Continued)

The main assets and liabilities are:
	03.31.2012	12.31.2011

Property, plant and equipment	1,032,914,779	851,614,327
Other non current assets	10,892,340	14,275,332
Total non current assets	1,043,807,119	865,889,659

Trade receivables and other receivables	182,725,247	186,272,934
Other current assets	35,622,240	26,981,763
Total current assets	218,347,487	213,254,697
Total assets classified as held for sale	1,262,154,606	1,079,144,356

Borrowings	168,120,000	145,221,000
Other non current liabilities	124,680,000	168,638,000
Total non current liabilities	292,800,000	313,859,000

Trade and other payable	334,782,026	218,269,762
Borrowings	332,183,048	297,814,462
Other current liabilities	102,388,748	85,479,776
Total current liabilities	769,353,822	601,564,000
Total liabilities associated with assets
classified as held for sale	1,062,153,822	915,423,000

As a result of EDESA’s sale transaction reported in Note 27, Edenor adjusted the value of the remaining assets and liabilities available for sale, generating Ps. 24.1 million earnings during the period ended on March 31, 2012, which is included under Profit (loss) for the discontinued operation in the Unaudited Consolidated Condensed Interim Comprehensive Statement.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: SUBSIDIARY ECONOMIC AND FINANCIAL SITUATION AND JOINT VENTURE

a) Edenor

As at the issuance of the Condensed Interim Financial Statements, there have been no meaningful changes in Edenor’s economic and financial situation as compared to that reported in the consolidated financial statements for the year ended on December 31, 2011.

In this respect, it should be pointed out that after the closing of the period (Note 26), the sale of the indirect subsidiary EDESA, which was projected in the plan of measures to be adopted by Edenor’s management to mitigate the negative effects of its financial situation, was perfected.

b) Citelec

On March, 2012, as a result of the lack of response by the ES, the ENRE and/or CAMMESA regarding the multiple administrative presentations filed, Transener S.A. and Transba S.A. brought the applicable legal actions to enforce the Agreement and the Complementary Agreement.

NOTE 25: RESTRUCTURING OF CIESA’S DEBT

The Restructuring Agreement mentioned in Note 37 to Exhibit I has not been approved by the CNDC as at the issuance hereof.

NOTE 26: NEGATIVE WORKING CAPITAL

As at March 31, 2012, the Company’s working capital was negative and amounted to Ps. 685.0 million. This deficit has been generated mainly in the Distribution segment, through its indirect subsidiary Edenor, which as at the issuance hereof had a working capital deficit amounting to Ps. 456.6 million as a result of its current economic and financial situation, which is detailed in Note 4 (g) and Note 24 of Exhibit I. In the Generation segment, subsidiaries Central Térmica Güemes and Loma de La Lata kept a consolidated working capital deficit of the amount of Ps. 234.9 million, partial set off by surplus obtained by other subsidiaries of the same segment. The Company expects to improve its current position in the Generation segment with the net flow generated by operations and through the refinancing of financial liabilities.

NOTE 27: EVENTS AFTER REPORTING PERIOD

Ordinary and Extraordinary Shareholders'

On April 27, 2012, the Company’s General Ordinary and Extraordinary Shareholders’ Meeting resolved, among other issues, to approve the following:

(i) the financial statements for the fiscal year ended December 31, 2011;

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

(ii)	the bearing of losses for Ps. 931,127,993 corresponding to the fiscal year ended December 31, 2011 against the accumulated retained earnings as at that date;
(iii)	the absorption of the remaining balance of the accumulated retained earnings, which amount to Ps. 545,804,047 against the legal reserve and, in the second place, against the issuance premium account;
(iv)

the merger of the Company (as acquiring company) with Inversora Ingentis S.A. (“IISA”), Pampa Generación S. A. (“PG”) (as acquired companies) as well as the spun-off assets and liabilities corresponding to Powerco S.A.(“Powerco”)’s investing and counseling activity;

(v)

the following documentation regarding the merger: a) the Prior Merger Commitment – partial spin-off of Powerco S. A. executed by the Company, IISA, PG and Powerco on March 9, 2012; b) the Company’s financial statementsas at December 31, 2011 to be used for the purposes of the merger, the consolidated balance sheet for the merger of the Company with IISA, PG and Powerco on December 31, 2011; and c) the merger prospectus submitted andapproved by the National Securities Commission.

As at the issuance hereof, and regarding the merger described in subsection (iv), the Company is conducting the necessary business to obtain its approval by the competent control entities.

Sale of Edenor’s subsidiaries

On April 23, 2012, Edenor’s Board of Directors approved the acceptance of the Offer Letter sent by Salta Inversiones Eléctricas S.A. (“SIESA”) and dated April 16, 2012 submitting to Edenor and its subsidiary EMDERSA Holding S.A. an offer for the acquisition of shares representing: (i) 78.44% of the capital stock and voting rights in EDESA Holding S.A., a corporation which is currently being organized as a result of EMDERSA’s spin-off which, once concluded, will hold 90% of the capital stock and voting rights in EDESA, a company which in turn holds 99.99% of the capital stock and voting rights in ESED, and (ii) the remaining 0.01% capital stock of ESED.

The transaction price was agreed in Ps. 99 million and, at the time of closing of the operation, which took place on May 10, 2012, SIESA cancelled part of the price and the whole loan granted by EDENOR to EDESA on March 4, 2011 for a principal amount of Ps. 131.3 million plus accrued interest. Pursuant to this operation, on May 10, 2012, EMDERSA Holding S.A., a company directly controlled by Edenor, transferred to SIESA shares representing 28.93% of the capital stock and voting rights of EMDERSA, whereas Edenor transferred to SIESA 0.01% of the capital stock and voting rights in ESED. Furthermore, and as agreed by the parties, SIESA and EMDERSA Holding S.A., acting as trustors and beneficiaries, and Deutsche Bank S.A. (“DB”), acting as trustee, entered into a guarantee trust whereby: (i) SIESA transferred the received shares, equivalent to 28.93% of the capital stock and voting rights in EMDERSA, and (ii) EMDERSA Holding S.A. transferred shares representing 24.84% of the capital stock. Once the EMDERSA spin-off process has concluded and after the issuance of shares representing 78.44% of the capital stock and voting rights in the new company to be organized for investment purposes, which will be called EDESA Holding S.A. and which will hold 90% of EDESA’s shares and voting rights, the trustee DB will transfer to EMDERSA Holding S.A. all EMDERSA’s shares transferred to it by SIESA and EMDERSA Holding S.A., SIESA will hold 78.44% of the capital stock and voting rights in EDESA Holding S.A., and Edenor will no longer hold a direct or indirect stake in EDESA.

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continued)

Edenor’s Master Agreement

As from April 1 and until the issuance of these consolidated financial statements, Edenor received payments by the National Government and the Provincial Government amounting to Ps. 32.8 million and Ps. 7.0 million respectively.

Extraordinary Weather Conditions

On April 4, 2012 an unusually strong wind and rain storm broke out over part of the Edenor concession area, which inflicted important damage on certain distribution facilities, especially in the Western area of Greater Buenos Aires. Repairs and reconstructions generated exceptional expenses, and their economic impact is still being evaluated as at the issuance hereof.

Issuance of Class 2 VCPs in PEPASA

On May 11, 2012, Petrolera Pampa perfected the issuance of Class 2 VCPs in the amount of Ps. 32.6 million, which bears interest at the BADLAR rate plus a 2.75% spread. Principal will be repaid in a lump sum 12 calendar months after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs will be destined to the payment of working capital, the refinancing of liabilities and/or investments in physical assets.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2011 and January 1, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2011	01.01.2011
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	9	5,871,456,560	5,925,219,184
Intangible assets	10	1,683,048,004	977,740,846
Investments in Joint Ventures	6	181,631,031	198,638,846
Investments in associates	7	130,670,423	415,000
Investments at amortized cost		553,768,412	66,680
Deferred tax asset	23	116,574,172	49,288,772
Inventories	13	-	638,632
Trade receivables and other receivables	12	363,574,015	311,704,758
TOTAL NON CURRENT ASSETS		8,900,722,617	7,463,712,718

CURRENT ASSETS
Inventories	13	37,959,253	29,572,988
Infrastructure under construction		45,504,000	-
Trade receivables and other receivables	12	1,648,805,341	1,048,855,250
Financial assets at fair value with changes in
profit and loss		72,698,858	520,771,740
Derivatives financial instruments		1,315,707	-
Investments at amortized cost		-	75,055,529
Cash and cash equivalents	14	345,467,864	425,461,332
TOTAL CURRENT ASSETS		2,151,751,023	2,099,716,839
Assets of disposal groups classified as held for
sale	36	1,079,144,356	120,563,631
TOTAL CURRENT ASSETS		12,131,617,996	9,683,993,188

SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895
Additional paid-in capital		1,536,759,469	1,535,823,222
Reserve for directors’ options		241,460,349	232,514,997
Legal reserve		27,396,793	27,396,793
(Accumulated losses) Retained earnings		(680,557,286)	65,176,332
Equity attributable to owners		2,439,370,220	3,175,222,239
Non-controlling interest		969,353,722	1,035,601,544
TOTAL EQUITY		3,408,723,942	4,210,823,783

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As of December 31, 2011 and January 1, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2011	01.01.2011
LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	19	1,428,324,156	1,036,585,054
Borrowings	20	2,447,481,528	1,727,326,317
Deferred revenues		157,338,000	-
Salaries and social security payable	21	23,584,607	19,277,000
Defined benefit plans	22	110,442,922	58,877,442
Deferred tax liabilities	23	821,124,172	832,427,753
Taxes payable	24	45,675,917	46,664,204
Provisions	25	69,975,102	11,326,505
Total non current liabilities		5,103,946,404	3,732,484,275

CURRENT LIABILITIES
Trade and other payables	19	1,240,983,583	663,304,858
Borrowings	20	893,801,060	634,763,803
Salaries and social security payable	21	324,900,133	216,548,019
Defined benefit plans	22	14,888,746	2,790,226
Taxes payable	24	217,552,111	158,048,638
Derivatives financial instruments		-	7,253,000
Provisions	25	11,399,017	57,976,586
Total current liabilities		2,703,524,650	1,740,685,130
Liabilities associated to assets classified as	36
held for sale		915,423,000	-
Total liabilities		8,722,894,054	5,473,169,405
Total liabilities and equity		12,131,617,996	9,683,993,188

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011
CONSOLIDATED STATEMENT OF TOTAL COMPREHENSIVE INCOME
For the tree year ended December 31, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2011

Sales	26	5,818,827,259
Cost of sales	27	(5,121,946,738)
Gross profit		696,880,521

Selling expenses	28	(330,941,108)
Adminsitrative expenses	29	(411,576,064)
Other operating income		134,111,305
Other operating expenses		(77,226,893)
Share loss of Joint Ventures	6	(14,609,709)
Share profit of associates	7	19,779,284
Excess of fair value of net assets acquired over cost	35	505,936,374
Impairment charges of property, plant and equipment and		(647,724,766)
intangible assets
Operating loss		(125,371,056)

Finance income	30	94,850,296
Finance cost	30	(473,978,981)
Other finance results	30	(146,267,806)
Finance results, net		(525,396,491)
Loss before income tax		(650,767,547)

Income tax	23	(37,380,680)
Loss for the year from continuing operations		(688,148,227)

Discontinued operations	36	(131,782,775)
Loss for the year		(819,931,002)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Actuarial loss related to defined benefit plans		(17,952,755)
Income tax related to actuarial gain related to defined benefit
plans		7,075,226
Other comprehensive loss of the year		(10,877,529)
Total comprehensive loss of the year		(830,808,531)

Total loss attributable to:
Owners of the parent		(741,395,337)
Non - controlling interest		(78,535,665)
		(819,931,002)

Total comprehensive loss of the year attributable to:
Owners of the parent		(745,733,618)
Non - controlling interest		(85,074,913)
		(830,808,531)

Loss per share attributable to the equity holders of the company during the year:
Basic loss per share from continuing operations	31	(0.4638)
Diluted loss per share from continuing operations	31	(0.3956)

Basic loss per share from discontinued operations	31	(0.1003)
Diluted loss per share from discontinued operations	31	(0.0868)

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

CONSOLIDATED STATEMENT OF TOTAL COMPREHENSIVE INCOME
For the tree year ended December 31, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Atributable to equity holders of the company
	Share capital	Addiotion paid-in capital	Reserve for directors’ options	Legal reserve	Retained earnings (Accumulated losses)	Equity attributable to owners	Non-controlling interest	Total equity

Balance at January 1, 2011	1,314,310,895	1,535,823,222	232,514,997	27,396,793	65,176,332	3,175,222,239	1,035,601,544	4,210,823,783
Reserve for directors’ options	-	-	8,945,352	-	-	8,945,352	-	8,945,352
Variation in non controlling interest	-	936,247	-	-	-	936,247	18,827,091	19,763,338
Loss for the year	-	-	-	-	(741,395,337)	(741,395,337)	(78,535,665)	(819,931,002)
Other comprehensive loss of the year					(4,338,281)	(4,338,281)	(6,539,248)	(10,877,529)
Balance at December 31, 2011	1,314,310,895	1,536,759,469	241,460,349	27,396,793	(680,557,286)	2,439,370,220	969,353,722	3,408,723,942

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

12.31.2011
Cash flows from operating activities:
Loss for the year	(819,931,002)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income tax	37,380,680
Interest accruals	163,191,668
Depreciations and amortizations	387,856,556
Reserve for directors’ options	8,945,352
Setting up of provisions, net	60,238,601
Result from repurchase of financial debt	(6,732,659)
Share profit of Joint Ventures and associates	(5,169,575)
Foreing currency exchange differences and other financial results	380,851,693
Excess of fair value of net assets acquired over cost	(505,936,374)
Impairment charges of property, plant and equipment and intangible assets	647,724,766
Other	(25,734,967)
Discontinued operations	131,782,775
Changes in operating assets and liabilities:
Increase in trade receivables and other receivables	(262,450,469)
Increase in inventories	(12,027,195)
Increase in intangible assets	(40,864,320)
Increase in other assets	(279,944,021)
Increase in trade and other payables	267,687,040
Increase in salaries and social security payable	148,098,584
Increase in taxes payable	6,531,083
Increases in provisions	11,839,382
Increase by founds obtained of the Program of rational use of energy	399,557,474
Dividend paid to third parties by subsidiaries	(43,823,701)
Net cash generated by operating activities	649,071,371

Cash flows from investing activities:
Purchases of property, plant and equipment	(740,385,069)
Acquisition of subsidiary	(1,110,601,626)
Acquisition of other investments	(8,807,842)
Proceeds from sale of financial assets	483,804,623
Proceeds from the sale of property, plant and equipment and other assets	918,291
Incorporation to special reserve from assignment of assets	90,966,060
Proceeds from sale of short-term investments	117,939,369
Decrease in restricted financial assets	87,765,118
Net cash used in investing activities	(1,078,401,076)

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

CONSOLIDATED STATEMENT OF CASH FLOWS
For the year ended December 31, 2011
(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	12.31.2011
Cash flows from financing activities:
Dividens paid		(18,111,204)
Proceeds from borrowings		1,322,604,914
Payment of borrowings		(993,786,066)
Payment to non-controlling for corporate capital decrease of subsidiary		38,628,593
Net cash generated by financing activities		349,336,237

NET DECREASE IN CASH AND CASH EQUIVALENTS		(79,993,468)

Cash and cash equivalents at the beginning of the year	14	425,461,332
Cash and cash equivalents at the end of the year	14	345,467,864

The accompanying notes are an integral part of these consolidated financial statements.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTES TO THE CONSOLIDATED CONDENSED ITERIM FINANCIAL
STATEMENTS
(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: Regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI is directly sold to the WEM at prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market (“MAT”) through agreements executed by the parties and in accordance with the regulations established by the ES.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as of the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as of December 31, 2011 were calculated according to evaluate and estimate carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

a. Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set prices on the WEM and determines that the maximum Variable Production Cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years, this fund underwent an ongoing definancing.

b. Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

c. Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its power generation segment subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2011 and 2010, net of the realized collections if applicable and at its present value and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 69.6 million and Ps. 74.7 million approximately, respectively.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

d. Supply Commitment Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, CPB and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of December 31, 2011 and 2010, accumulated LVFVD object of the abovementioned assignment, at its present value plus interest accrued add up to approximately Ps. 207.5 million and Ps. 190.9 million, respectively.

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of generation segment fall within the scope of provisions of the previously mentioned Master Agreement entered into between the ES and Loma de la Lata.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

e. Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

The New Agents joining the system must contract their whole demand under the Energy Plus service.

For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the Steam Turbine unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07.

Pursuant to the agreement mentioned in subsection i), Central Térmica Piquirenda, owned by EMDERSA Generación Salta S.A. was commissioned for commercial operation on May 3, 2011. On July 15, 2011, such company executed the WEM Supply Agreement pursuant to ES Resolution No. 220/07. As from such date, the power produced by the plant is marketed in whole pursuant to the provisions of such agreement.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

f. ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009.

g. Benchmark fuel oil price

The ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50 US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 Ps./bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

Pursuant to these provisions, CPB has recognized to the covered producers the accounting effects resulting from this regulation applicable to the purchases of fuel oil made as from the month of May 2011, which will not have any impact on the Company’s results.

h. Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”). The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The Company and its subsidiaries formally adhered to both calls.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the thermal offer of the electricity generation sector.

Furthermore, through ES Note No. 7585 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

As long as the ES deems the supply is valid and CAMMESA actually uses such mechanism by assigning granted volumes to another generator, this mechanism will not negatively affect the remuneration for power, the recognition of fuel costs and the applicable associated surcharges pursuant to Exhibit 33 of The Procedures or the amounts corresponding to section 4.c of ES Resolution No. 406/03 assignable to the granting generator.

Similarly to the provisions of Note No. 7584 and based on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/ or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012.

i. Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

The main conditions of the Agreement are as follows:

  An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of CPB and Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.
  An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).
  The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement, on April 1, 2011, the Company and its subsidiary generating segment companies entered into an agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project, which will be developed in two stages, will result in a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount. Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8,083,799.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

Balances accumulated by LVFVDs corresponding to the year ended December 31, 2011 and allocated to the 2008 –2011 Agreement, plus all accrued interest, amount to Ps. 28.5 million. As the issuance hereof, no LVFVDs have been cancelled pursuant to the provisions of the Instrumentation Agreement.

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution. Since this instruction implies a breach of the commitments undertaken by the ES, the Company and its generation-segment subsidiaries are currently analyzing the possible remedies (both judicial and administrative) to safeguard their interests. It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million. As at the issuance hereof, the July – December period was still pending collection for a total amount of Ps. 86 million.

j. Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large clients of the WEM’s Forward Market as at December 31, 2011 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large clients of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and power (1)	479,466,228	397,052,977	82,413,251

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

Based on the guidelines established in the above Memorandum of Agreement, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

Since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of December 31, 2011, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

i.	the recognition of a credit in favor of Transener and Transba resulting from cost variations during the june 2005 – november 2010 period, calculated through the IVC;
ii.	the compulsory cancellation of the financing received from CAMMESA by means of the assignment of credits resulting from the recognition of cost variations stated in the previous section;
iii.	a mechanism for the payment of favorable balances during the year 2011;
iv.	the recognition of an additional amount to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.
v.	a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.
vi.	that the appeal for legal protection under the right of amparo on account of the default be waived, thus requesting the recognition of higher costs and the need to call for a public hearing in order to conduct the RTI.

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the june 2005 – november 2010 period, as of January 17, 2011, amounting to Ps. 265.2 million as principal and Ps. 148 million as interest.

On the other hand, during the first semester of 2011, Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 27.6 million and Ps. 61.9 million, and earned interest amounting to Ps. 31.7 million and Ps. 80.7 million during fiscal years 2011 and 2010, respectively.

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolution No. 328/08 and 327/08, and not those indicated in the complementary agreement and bearing the adjustment of costs, which have been informed by theENRE to the SE through Note No. 99,868 dated June 21, 2011, ENRE —pursuant to Section 1.b of the complementary agreement—calculated and informed the ES of the new remuneration values to be considered for the period starting on December 1, 2010.

Therefore, the remuneration adjustment for both companies as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so that they are made within the term stipulated in the complementary agreement and so that CAMMESA is instructed to enlarge the Loan and Receivables Assignment Agreement for the amounts resulting from the calculations made by ENRE as from the semester starting in December 2010.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

The management of Transener S.A. and Transba S.A. has defined certain assumptions for the estimate of cash flows used in order to evaluate the recoverability of assets. These assumptions contemplate different scenarios, including projections regarding future expected tariff increases, inflation, exchange rate, operational and maintenance expenses, investments and discount rates.

Consequently, cash flows and actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements. CITELEC has not recognized depreciation losses so far.

Distribution

The Companies within this segment are subject to the regulatory framework set forth by Act No. 24,065 and the ENRE regulations.

The ENRE is empowered to approve and control tariffs, as well as to control technical products and service quality levels, the commercial service and the compliance with the duty to preserve safety in the streets set forth in the corresponding Concession Agreement. The breach of the provisions set forth in each agreement and the provisions and regulations governing the distributors’ activity will subject them to penalties, which may include the loss of the concession.

Distributors are under the duty, among others, to make the investments and conduct the maintenance tasks necessary to guarantee the quality levels detailed for the rendering of the service within the concession area as well as to guarantee the provision and availability of electricity to timely meet the demand by securing supply sources.

Repeat breaches of the Obligations taken on by each distributor in the Concession Contract will empower the Granting Entity to execute the Guarantee provided by the majority shareholders through the pledge on shares, and to sell those shares through a Public Tender without affecting the continuity of the Company receiving the concession. As at the issuance hereof, there are no breaches by the distributors which may fall within this situation.

Furthermore, the Distributor may request the termination of the Concession Contracts in case of bankruptcy of the distributor and when the Grantor breaches its obligations in such a way as to prevent the Distributor to render the Service or seriously and permanently affecting it.

Edenor Tariff situation

a. Acta Agreement Act between Edenor and National State

On September 21, 2005, the Company signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

The Adjustment Agreement established the following:

i.	the implementation of a Temporary Tariff Regime (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the Distribution Added Value (“VAD”), allocated to certain specified capital expenditures;
ii.	the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;
iii.	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;
iv.	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;
v.	the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No.
24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;
vi.	the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of Ps. 25.5 million should it be required (item iii below);
vii.	the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted as of each date;
viii.	the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;
ix.	the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Consolidated)

Adicionalmente, el 5 de febrero de 2007 se publicó en el Boletín Oficial de la Nación, la Resolución ENRE Nº 51/07 en Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i.	A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;
ii.	Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund;
iii.	Implementation of the MMC contemplated in Appendix I of the Adjustment Agreement, which for the six- month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;
iv.	Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);
v.	Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;
vi.	Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing Edenor and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

b. Comprehensive Tariff Review

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Continued)

On December 18, 2009, through ENRE Note No. 91,241, the ENRE demanded the attachment of the technical tariff charts resulting from its proposal, which have been timely presented.

PUREE - MMC

On October 4, 2007, Resolution No. 1,037/07 of the ES was published in the Official Gazette, which established that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%. On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period may 2007 through october 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period may 2007 through october 2007, applicable as from november 1, 2007 is 7.56%.

On the other hand, on December 31, 2011, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable and result for this concept have been recorded by the Company in these financial statements until approval is granted by the control authorities.

Furthermore, procedures for its regularization are being conducted in order to reestablish the economic and financial balance of the business in view of the verified increase in operating costs.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Continued)

As of December 31, 2011 and 2010, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 867.1 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

Electricity rate schedules

On July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008. As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s value added of distribution.

Additionally, by Resolution No. 347/10, the ES approved the winter scheduling for the MEM for the period may –october 2011. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/08 from June 1, 2010 through September 30, 2011. It must be pointed out that this procedure had already been implemented by the ES in 2009 and 2010 by its Resolution No. 652/09 and No. 347/10, respectively, which, at that time, gave rise to the issuance of Resolutions No. 433/09 and No. 294/10 of the ENRE, confirmed for the year 2010 by the Resolution No. 202/11.

Furthermore, on November 7, 2011, the Energy Secretariat issued Resolution No. 1301/11 fixing the summer seasonal programming, eliminating subsidies to certain economic activities which, according to the Resolution, may afford the real costs to be incurred to meet the electric power demand. This provision has extended so as to also cover residential users, classifying them by geographic areas and types of residence. This modification applied exclusively to the power purchase prices in the Wholesale Market and, therefore, the VAD was practically not modified.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Continued)

As it happened in previous years, ES Resolution No. 1037/07, ratified by ES Note No. 1383/08, which modified the allocation of the funds resulting from the application of PUREE, continued in effect and, consequently, the following amounts may be deducted: a) the amounts paid by the Company for the CAT created by Section 1 of Act No. 25,957 for the calculation of the total value of the National Fund of Electricity (“FNEE”); and b) the amounts corresponding to tariff adjustments resulting from the application of the MMC created in the Agreement, until either item is actually transferred to the tariff.

Master Agreement

On December 31, 2010, the Addendum to the New Master Agreement executed among the National Government, the Province of Buenos Aires and the Company expired. The purpose of such Master Agreement is to set the guidelines which would govern the distribution of electric supply to poor and precarious neighborhoods. On July 22, 2011, the Company, together with EDESUR S.A. and EDELAP S.A., entered into an Addendum with the National Government and the Province of Buenos Aires with the purpose of renewing, for a four-year period, the New Master Agreement which had been entered into on October 6, 2003; such Addendum is pending approval by the Ministry of Federal Planning, Public Investment and Services. Edenor has continued supplying electric power to poor and precarious neighborhoods and has presented information regarding these consumptions to the control entities in the understanding that the Agreement will continue in force during the following fiscal years. As at December 31, 2011 and 2010, the total balance receivable from the National and Provincial Government amounted to Ps. 54.3 million and Ps. 33.0 million, respectively.

c. Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a), f) and g) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was notified of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 25.3 million. Such amounts have been accounted for under “Other Current Liabilities”.

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. The ENRE filed an appeal against this decision, which was dismissed in whole. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the Company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. On July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place as of the date of issuance of these financial statements. On October 28, 2011, Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 1: (Continued)

EDEN tarriffs situation

During the year ended December 31, 2011, EDEN continued to submit information on the adjustments of the values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, in accordance with the provisions of caption 4.4 of Chapter 4 of the Protocol of Understanding. The last presentation was made in November 2011, referred to the June 2011 costs.

Furthermore, on June 8, 2011, Ministerial Resolution No. 415/11 was published, which provides for a 9% tariff increase in the tariff produce. Tariff charts approved by this resolution are effective as from June 1, 2011 and contemplate the suspension of the application of the Seasonal Prices for the June-September period provided for by ES Resolution No. 1169/08 for Residential Clients consuming more than 1,000 kWh per two-month period as defined by ES Resolution No. 202/11.

Gas market

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1.031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy and Production, which incorporates new restrictions on the exportation of crude oil by fixing a price so that the producer may find no difference between meeting the domestic or the international market. The Government would keep any surplus the producer may have if the product is exported.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in preparing the consolidated financial statements are explained below. These accounting policies have been applied consistently in all periods presented, unless otherwise indicated.

2.1) Basis of preparation

These financial statements have been prepared in accordance with the International Financial Reporting Standards issued by the International Accounting Standards Board (“IASB”) and the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) (jointly, “IFRS”), including NIC 34 “Interim Financial Information”. All the IFRSs in force as at the date of preparation of these financial statements have been applied. Additionally, the Company has applied certain IFRS which were not in force as at March 31, 2012 in the cases where their early application was permitted. The Company has applied the IFRSs for the first time during the fiscal year starting on January 1, 2012, the transition date being January 1, 2011. The adoption of the IFRSs by the Company is explained in Note 2.2.

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities. Current assets and liabilities are assets expected to be realized or liabilities expected to be extinguished within a period of twelve months from the closing of the period subject-matter of the report, as well as those held for sale. Additionally, the Group informs the cash flow from its operating activities using the indirect method. The fiscal year starts on January 1 and finishes on December 31 of each year. The economic and financial results are disclosed based on the fiscal year.

These financial statements are stated in Argentine pesos and have been prepared under the historical cost convention, as modified by the measurement of financial assets and liabilities stated at their fair value.

The preparation of these financial statements pursuant to the IFRS calls for the making of estimates and assessments affecting the amount of assets and liabilities recorded and the contingent assets and liabilities disclosed as at the issuance of the financial statements, as well as the disclosure of income and expenses during such period. The areas involving a greater level of judgment or complexity or the areas in which assumptions and estimates are significant for the financial statements are described in Note 4.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.2) Application of International Financial Reporting Standards (IFRS)

2.2.1) First application of IFRS

The Company adopted all the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) as from its fiscal year commenced January 1, 2012. The adoption of these standards has resulted in changes in the Company’s accounting policies, which will be recognized in the consolidated financial statements for the fiscal year ending December 31, 2012 and its interim quarterly closings. Furthermore, the presentation of the consolidated financial statements as of December 31, 2011 was restructured for comparative purposes as a result of the adoption of the IFRS. This recognition and the corresponding restructuring are presented in note 2.2.2 below pursuant to the reconciliation of shareholders’ equity as at December 31 and January 1, 2011 (date of the transition to IFRS), and the reconciliation of comprehensive income and cash flows as at December 31, 2001. Additionally, the consolidated statement of financial position at December 31 and January 1, 2011 and the consolidated statement of comprehensive income for the year ended December 31, 2011 have been restructured and reconciled with those presented pursuant to the previously used professional accounting standards.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

a. Estimates

Estimates at December 31, 2011 and January 1, 2011 under IFRS are consistent with the estimates made in accordance with Argentine GAAP.

b. Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value, and was applied by the Company according to the events and circumstances in place at the date of transition.

c. Non-controlling interests

Non-controlling interests are classified and measured according to IFRS 10, which was early adopted by the Company at January 1, 2011. Requirements for accounting for changes in a parent’s ownership interest in a subsidiary that did not result in a loss of control were applied prospectively. Under previous GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in loss of control as business combinations. The Company did not restate these acquisitions prior to transition date.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

  Derecognition of financial assets and liabilities
  Hedge accounting
  Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

a. Business combinations

IFRS 1 enables prospective application of IFRS 3, “Business combinations” as from the date of transition or from an specific date prior to the date of transition. This exemption releases the Company from retrospectively applying that standard, which would imply restatement of all business combinations prior to the date of transition. The Company has elected to prospectively apply IFRS 3 to all business combinations which have taken place after the date of transition. The business combinations prior to the date of transition have not been restated. However, in relation to the acquisition of Edenor and Inversora Diamante, under IFRS the Company reclassified from goodwill to intangible assets the concession agreement acquired.

b. Fair value or revalued amount as deemed cost

The Company has elected to value property, plant and equipment at historical depreciated cost at January 1, 2011, in compliance with IFRS, except for CPB, for which fair value was used as deemed cost as of the date of transition.

c. Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

The Company has elected not to retrospectively apply IFRIC 12 “Service Concession Arrangements” to the concessions of the subsidiary EDEN since it was impracticable. IFRIC 12 is not applicable to the concessions of the rest of the subsidiaries.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Reconciliations between Argentine GAAP and IFRS

  Note 2.2.2 presents a reconciliation between Argentine GAAP and IFRS of shareholders' equity at December 31, 2011 and January 1, 2011 (transition date), as well as a reconciliation of comprehensive income for the year ended December 31, 2011. Also, detailed explanation of each reconciliation adjustment is disclosed in such note.
  Note 2.2.3 presents IFRS statements of financial position at December 31, 2011 and January 1, 2011 and the IFRS statement of comprehensive income for the year ended December 31, 2011.
  Note 2.2.4 shows the main differences between Argentine GAAP and IFRS as they relate to the statement of cash flows for the year ended December 31, 2011.

2.2.2) Reconciliation of the sharehoders’ equity at December 31, 2011 and January 1, 2011
	Note	12.31.11	01.01.11
Sharehoders’ equity under Argentine GAAP		2,358,768,426	3,280,951,067
Impact for revaluation of property, plant and equipment and goodwill
impairment	(a)	(13,102,781)	943,741
Capitalization of borrowing costs	(b)	(30,742,183)	(26,812,411)
Effect of adjustments on investments in joint ventures	(c)	(26,609,530)	(23,175,990)
Inventory valuation	(d)	(1,050,663)	(105,654)
Valuation of assets held for sale	(e)	-	(7,527,973)
Derecognition of negative goodwill	(f)	9,447,635	24,392,958
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)	-
Results related to defined benefit plans	(h)	(30,438,511)	(17,608,188)
Purchase of ADRs and shares in Edenor	(i)	19,534,750	(26,146,237)
Reversal of goodwill amortization	(j)	425,136	-
Restatement of business combinations	(k)	505,936,374	-
Acquisition of additional non-controlling interest	(l)	3,452,000	-
Additional loss on assets classified as held for sale and subsidiaries sold	(m)	(164,031,045)	-
Deferred income tax	(n)	(128,125,309)	(33,836,149)
Non-controlling interests	(o)	(51,929,079)	4,147,075
Pampa Energía sharehoders’ equity under IFRS		2,439,370,220	3,175,222,239
Non-controlling interests under IFRS		969,353,722	1,035,601,544
Sharehoders’ equity under IFRS		3,408,723,942	4,210,823,783

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Reconciliation of the total comprehensive income for the year ended December 31, 2011

	Note	12.31.11
Total Consolidated Comprehensive Income under Argentine
GAAP		(931,127,993)
Impact for revaluation of property, plant and equipment and
goodwill impairment	(a)	(14,046,522)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(1,035,434)
Inventory valuation	(d)	(945,009)
Valuation of assets held for sale	(e)	7,527,973
Reversal of negative goodwill amortization	(f)	(14,945,323)
Application of IFRIC 12 to service concession arrangements	(g)	(12,165,000)
Results related to defined benefit plans	(h)	214,945
Purchase of ADRs and shares in Edenor	(i)	46,523,725
Reversal of goodwill amortization	(j)	425,136
Restatement of business combinations	(k)	505,936,374
Additional loss on assets classified as held for sale and subsidiaries
sold	(l)	(164,031,045)
Deferred income tax	(n)	(98,855,005)
Non-controlling interests	(o)	(60,942,387)
Comprehensive Income under IFRS		(741,395,337)

Results related to defined benefit plans		(11,413,507)
Income tax		7,075,226
Other comprehensive Income under IFRS		(4,338,281)

Non-controlling interests under IFRS		(85,074,913)
Total comprehensive Income under IFRS		(830,808,531)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(a) Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i) Revaluation of property, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB. Fair value as deemed cost at January 1, 2011 for CPB is Ps. 228.051.030. As a consequence of such revaluation, the Company recorded an increase in the book value of assets amounting to Ps. 134,874,133 at January 1, 2011 charged to retained earnings. As of December 31, 2011, the effect on the sharehoders’ equity is an increase of Ps. 106,251,237. During the year ended December 31, 2011, the Company recorded a higher depreciation charge of Ps. 28,622,896 as a result of the revaluation this property.

ii) Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to Ps. 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the year ended December 31, 2011, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 14,576,374.

(b) Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on the sharehoders’ equity is a reduction of Ps. 30,742,183 and of Ps. 26,812,411 at December, 31 2011 and January, 1 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 3,929,772.

(c) Effect of adjustments on investments in joint ventures

These adjustments correspond to Citelec, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the interest in that company is valued using the equity method of accounting.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

The IFRS adjustments on the investments in joint ventures are the followings:

i) Depreciation of property, plant and electricity transmission equipment

In accordance with Argentine GAAP, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii) Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line proyect Comahue – Cuyo (“COM”).

In accordance with Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchanges rate differences were capitalized.

In accordance with IFRS,

a)	agreements including multiple elements (construction, operating and maintenance,etc), should be segregared and recorded separately based on the service provision. Consequently, a financial asset is recongnised based on future cash flows to receive, associated to the fourth- line construction services.
b)	the effect of inflation accounting war reversed, as well as capitalised exchanges differences.

iii) Recognition of results related to defined benefit plans

See the explanation provided in Note 2.2.2 (i).

iv) Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

v) Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

The detail of the effect on equity by type of adjustment is as follows:

	12.31.11	01.01.11
Depreciation of property, plant and equipment for transmission of electricity	(57,062,860)	(47,059,658)
Recognition of financial assets related to the fourth line project	(6,492,169)	(12,028,560)
Recognition of results related to defined benefits plans	(19,734,853)	(13,150,686)
Deferred income tax	29,151,458	25,283,616
Non-controlling interest	27,528,894	23,779,298
Effect of adjustments on interests in joint ventures	(26,609,530)	(23,175,990)

The detail of the effect on profit and loss by type of adjustment is as follows:

	12.31.11
Depreciation of property, plant and equipment for transmission of electricity	(10,003,202)
Recognition of financial assets related to the fourth-line project	5,536,391
Recognition of results related to defined benefits plans	585,495
Deferred income tax	1,358,461
Non-controlling interest	1,487,421
Effect of adjustments on investments in joint ventures	(1,035,434)

(d) Inventory valuation

In accordance with Argentine GAAP, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the net realizable value. The effect on shareholders' equity is a reduction of Ps. 1,050,663 and Ps. 105,654 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 945,009.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(e) Valuation of assets held for sale

In accordance with Argentine GAAP, at January 1, 2011, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale. Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell. Since the fair value less cost to sell is higher than the book value, it is valued at book value. Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for Ps. 7,527,973 at January 1, 2011.

On December 2, 2011, the Company disposed its investment in Ingentis through a common stock reduction mentioned in Note 9. Consequently, the IFRS adjustment reflects a gain of Ps. 7,527,973 as of December 31, 2011.

(f) Derecognition of negative goodwill

In accordance with Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for Ps. 9,447,635 and Ps. 24,392,958 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of Ps. 14,945,323.

(g) Application of IFRIC 12 to service concession agreements

In accordance with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received. Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(h) Results related to defined benefit plans

In accordance with Argentine GAAP, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded at the date of transition in comprehensive income; and costs for past services not amortized as of the date of transition in retained earnings. The effect on shareholders' equity is a reduction for Ps. 30,438,511 and Ps. 17,608,188 at December 31, 2011 and January 1, 2011, respectively, of which Ps. 28,303,091 and Ps. 15,257,823 were recognized in other comprehensive income at December 31, 2011 and January 1, 2011 respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 214,945.

(i) Purchase of ADRs and shares in Edenor

In accordance with Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal. Under IFRS, these shares and ADRs in Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control. Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital as of the date of transition to IFRS. As of December 31, 2011 the effect on the shareholders´ equity is an increase of Ps. 19,534,750 (result of increased income, net of retained earnings of Ps. 8,008,005, and an increase in additional paid-in capital of Ps. 27,542 .755). This effect is attributed as a decrease in financial assets of Ps. 39,249,602 and an increase in minority interest of Ps. 58,784,352. As of January 1, 2011, the effect on the shareholders´ equity is a decrease of Ps. 26,146,237 (produced by a decrease in retained earnings of Ps. 54,531,730 and an increase in additional paid-in capital of Ps. 28,385,493). This effect is attributed as a decrease in financial assets of Ps. 96,565,190 and an increase in minority interest of Ps. 70,418,953. A of December 31, 2011, the effect of this adjustment on the income statement is a gain of Ps. 46,523,725.

(j) Derecognition of amortization of goodwill

In accordance with Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of December 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of Ps. 425,136.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(k) Restatement of business combinations

The adjustment consists of the following effects that are related to the acquisitions of EPCA, EMDERSA and AESEBA subsidiaries:

i) Bargain purchase

This reconciling item corresponds to the gain recognized under IFRS, mainly by derecognizing the negative goodwill of acquired companies indirectly (Edenor) of EMDERSA and AESEBA.

ii) Transaction cost

Under Argentine GAAP, transaction costs are part of the paid consideration. Under IFRS, such costs are not part of the considerated paid and are expensed as incurred. The effect on results for the year ended December 31, 2011 is a loss of Ps. 1,018,319 for the acquisition of EPCA and Ps. 4,269,000 for the acquisition of EMDERSA and AESEBA.

The following table summarizes the effect in equity and results by type of adjustment:

12.31.11
Bargain purchase	511,223,693
Transaction costs	(5,287,319)
Restatement of business combinations	505,936,374

(l) Acquisition of additional non-controlling interest

This corresponds to the additional acquisition of a non-controlling interest which, according to Argentine GAAP was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

(m) Deferred income tax

Deferred tax liabilities for inflation adjustment

In concordance with Argentine GAAP, some Subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purpose of determining deferred income taxes. Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

	12.31.11	01.01.11
Deferred tax liabilities for inflation adjustment	(2,064,717)	(2,214,391)
Deferred income tax on IFRS conversion adjustments	(126,060,592)	(31,621,758)
Deferred income tax	(128,125,309)	(33,836,149)

The detail of the effect on profit and loss is as follows:

	12.31.11
Deferred tax liabilities for inflation adjustment	149,674
Deferred income tax on IFRS conversion adjustments	(99,004,679)
Deferred income tax	(98,855,005)

(n) Non-controlling interest

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS at December 31, 2011 and January 1, 2011, respectively.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.2.3) Reconciliation of the consolidated statements of financial position at December 31, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	(b)	7,667,912,556	(732,606,358)	(1,063,849,638)	5,871,456,560
Intangible assets	(c)	15,646,263	-	1,667,401,741	1,683,048,004
Investments in joint ventures	(d)	-	208,240,561	(26,609,530)	181,631,031
Investments in associates	(e)	131,688,742	-	(1,018,319)	130,670,423
Other investments at amortized cost		553,768,412	-	-	553,768,412
Deferred income tax assets	(f)	175,628,031	-	(59,053,859)	116,574,172
Trade and other receivables		389,335,580	(25,761,565)	-	363,574,015
Other assets		67,554,270	(67,554,270)	-	-
Total non current assets		9,001,533,854	(617,681,632)	516,870,395	8,900,722,617

CURRENT ASSETS
Inventories	(g)	39,009,916	-	(1,050,663)	37,959,253
Infrastructure under construction	(h)	-	-	45,504,000	45,504,000
Trade and other receivables		1,732,886,546	(84,081,205)	-	1,648,805,341

Financial assets at fair value through	(i)	70,651,725	-	2,047,133	72,698,858
profit or loss
Derivative financial instruments		1,315,707	-	-	1,315,707
Cash and cash equivalents	(j)	454,045,300	(67,280,701)	(41,296,735)	345,467,864
Total current assets		2,297,909,194	(151,361,906)	5,203,735	2,151,751,023
Assets of disposal groups classified
as held for sale	(k)	149,900,401	-	929,243,955	1,079,144,356
Total assets		11,449,343,449	(769,043,538)	1,451,318,085	12,131,617,996

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications according to conform to IFRS disclosures.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	29,321,740	1,536,759,469
Directors´ options reserve	(m)	55,427,056	-	186,033,293	241,460,349
Legal reserve		27,396,793	-	-	27,396,793
Accumulated losses	(o)	(545,804,047)	-	(134,753,239)	(680,557,286)
Equity attributable to equity
holders of the parent		2,358,768,426	-	80,601,794	2,439,370,220
Non-controlling interest	(p)	1,422,415,330	(260,363,861)	(192,697,747)	969,353,722
Total shareholders' equity		3,781,183,756	(260,363,861)	(112,095,953)	3,408,723,942
LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,448,487,453	(20,163,297)	-	1,428,324,156
Borrowings		2,770,919,436	(323,437,908)	-	2,447,481,528
Deferred revenue	(p)	-	-	157,338,000	157,338,000

Payroll and social security liabilities		23,584,607	-	-	23,584,607
Defined benefits plans	(q)	79,725,648	(14,971,237)	45,688,511	110,442,922
Deferred tax liabilities	(f)	446,057,626	(69,897,981)	444,964,527	821,124,172
Tax liabilities		45,675,917	-	-	45,675,917
Provisions		69,975,102	-	-	69,975,102
Total non current liabilities		4,884,425,789	(428,470,423)	647,991,038	5,103,946,404
CURRENT LIABILITIES
Trade and other payables		1,273,233,472	(32,249,889)	-	1,240,983,583
Borrowings		903,068,420	(9,267,360)	-	893,801,060
Payroll and social securities
liabilities		353,584,576	(28,684,443)	-	324,900,133
Defined benefits plans		14,888,746	-	-	14,888,746
Tax liabilities		227,559,673	(10,007,562)	-	217,552,111
Provisions		11,399,017	-	-	11,399,017
Total current liabilities		2,783,733,904	(80,209,254)	-	2,703,524,650
Liabilities of disposal groups
classified as held for sale	(k)	-	-	915,423,000	915,423,000
Total liabilities		7,668,159,693	(508,679,677)	1,563,414,038	8,722,894,054
Total shareholders' equity &
liabilities		11,449,343,449	(769,043,538)	1,451,318,085	12,131,617,996

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications according to conform to IFRS disclosures.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Reconciliation of the consolidated statements of financial position at January 1, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(b)	6,563,165,793	(746,008,331)	108,061,722	5,925,219,184
Intangible assets	(c)	840,910,770	-	136,830,076	977,740,846
Investments in joint ventures	(d)	-	221,814,836	(23,175,990)	198,638,846
Investments in associates	(e)	415,000	-	-	415,000
Other investments at amortized cost		66,680	-	-	66,680
Deferred income tax assets	(f)	146,159,704	-	(96,870,932)	49,288,772
Inventories	(g)	638,632	-	-	638,632
Trade and other receivables		331,864,095	(20,159,337)	-	311,704,758
Other assets		90,286,475	(90,286,475)	-	-
Total non current assets		7,973,507,149	(634,639,307)	124,844,876	7,463,712,718

CURRENT ASSETS
Inventories	(g)	29,678,642	-	(105,654)	29,572,988
Trade and other receivables		1,121,379,180	(72,523,930)	-	1,048,855,250
Financial assets at fair value through
	(i)
profit or loss		186,500,899	-	334,270,841	520,771,740
Investments at amortized cost		75,055,529	-	-	75,055,529
Cash and cash equivalents	(j)	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Total current assets		2,321,312,109	(124,924,426)	(96,670,844)	2,099,716,839
Assets of disposal groups classified as
	(k)
held for sale		128,091,604	-	(7,527,973)	120,563,631
Total assets		10,422,910,862	(759,563,733)	20,646,059	9,683,993,188

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2010 approved by the Board of Directors with certain reclassifications to conform to IFRS disclosures.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

			Transición a NIIF
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	28,385,493	1,535,823,222
Directors´ options reserve	(m)	46,481,704	-	186,033,293	232,514,997
Legal reserve		27,396,793	-	-	27,396,793
Retained earnings	(n)	385,323,946	-	(320,147,614)	65,176,332
Equity attributable to equity holders
of the parent		3,280,951,067	-	(105,728,828)	3,175,222,239
Non-controlling interest	(o)	1,587,453,391	(278,010,663)	(273,841,184)	1,035,601,544
Total shareholders' equity		4,868,404,458	(278,010,663)	(379,570,012)	4,210,823,783

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,063,196,693	(26,611,639)	-	1,036,585,054
Borrowings		1,994,572,167	(267,245,850)	-	1,727,326,317
Payroll and social security liabilities		19,277,000	-	-	19,277,000
Defined benefits plans	(q)	51,384,349	(10,115,095)	17,608,188	58,877,442
Deferred tax liabilities	(f)	528,905,850	(79,085,980)	382,607,883	832,427,753
Tax liabilities		46,664,204	-	-	46,664,204
Provisions		11,326,505	-	-	11,326,505
Total non current liabilities		3,715,326,768	(383,058,564)	400,216,071	3,732,484,275
CURRENT LIABILITIES
Trade and other payables		704,462,392	(41,157,534)	-	663,304,858
Borrowings		661,046,691	(26,282,888)	-	634,763,803

Payroll and social securities liabilities		234,355,217	(17,807,198)	-	216,548,019
Defined benefits plans		2,790,226	-	-	2,790,226
Tax liabilities		171,295,524	(13,246,886)	-	158,048,638
Derivative financial instruments		7,253,000	-	-	7,253,000
Provisions		57,976,586	-	-	57,976,586
Total current liabilities		1,839,179,636	(98,494,506)	-	1,740,685,130
Total liabilities		5,554,506,404	(481,553,070)	400,216,071	5,473,169,405
Total shareholders' equity &
liabilities		10,422,910,862	(759,563,733)	20,646,059	9,683,993,188

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2010 approved by the Board of Directors with certain reclassifications to conform to IFRS disclosures.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(a) Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the equity share in that company is valued in accordance with the equity method.

(b) Property, plant and equipment

The detail of the adjustments is as follows:
	12.31.11	01.01.11
Impact for revaluation of property, plant and equipment	106,251,237	134,874,133
Capitalization of borrowing costs	(30,742,183)	(26,812,411)
Application of IFRIC 12 to service concession arrangements	(747,349,000)	-
Impairment charge on property, plant and equipment	(392,009,692)	-
Effect on Property, Plant & Equipment	(1,063,849,638)	108,061,722

(c) Intangible Assets

The detail of the adjustments is as follows:

	12.31.11	01.01.11
Reversal of negative goodwill amortization	22,441,896	24,392,958
Application of IFRIC 12 to service concession arrangements	793,015,000	-
Recognition of intangible assets under IFRS	606,617,578	246,367,510
Reversal of goodwill amortization	425,136	-
Restatement of business combinations	484,718,149	-
Impairment charge on intangible assets	(119,354,018)	(133,930,392)
Discontinued operations	(120,462,000)	-
Effect on Intagible Assets	1,667,401,741	136,830,076

Under Argentine GAAP, goodwill is disclosed as a separate caption in the consolidated statement of financial position.

Under IFRS, goodwill is reclassified to Intangible Assets.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(d) Investments in joint ventures

See Note 2.2.2 (c).

(e) Investments in associates

See Notes 2.2.2 (k) regarding the accounting treatment given to the costs associated with business combinations resulting from the acquisition of EPCA.

(f) Deferred income tax assets and liabilities

It corresponds to the effect on the deferred income tax of the adjustments and reclassifications to convert into IFRS.

(g) Inventories

See Note 2.2.2 (e).

(h) Infrastructure under construction

See Note 2.2.2 (g).

(i) Financial assets at fair value through profit or loss

See Notes 2.2.2 (i) and 2.2.3 (j).

(j) Cash and and cash equivalents

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

(k) Assets classified as held for sale y and liabilities associated.

Under Argentine GAAP, assets classified as held for sale and liabilities associated to them are classified as net assets. Under IFRS, assets held for sale are classified separately within current assets and current liabilities.

(l) Additional paid-in capital

See Notes 2.2.2 (i) and 2.2.2 (l).

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(m) Reserve for directors’ options

It corresponds to the impact of an additional compensation as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the Directors beneficiaries.

(n) Retained earnings

It corresponds to the impact of IFRS conversion adjustments on retained earnings, where applicable.

(o) Non- controlling interests

Under Argentine GAAP, the portion of equity un a subsidiary not attributable or indirectly to a parent is classified as a separate component between the liability and equity sections of the balance sheet. Net loss for the year excludes earnings attributable to the non-controlling interest.

Under IFRS, a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. Additionally, consolidated net loss is to be reported with separate disclosure of the amounts attributable to the parent and the non-controlling interests.

In addition, the adjustment represents the effect of the foregoing adjustments in the non controlling interests under Argentine GAAP.

(p) Deferred revenue

See Note 2.2.2 (g).

(q) Defined benefit plans

See Note 2.2.2 (h).

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.2.4) Reconciliation of the consolidated comprehensive income for the year ended December 31, 2011

			Transition to IFRS

	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Discontinued operations (b)	Remaining effects	IFRS
Sales	(c)	6,774,518,774	(311,954,331)	(736,157,184)	92,420,000	5,818,827,259
Cost of sales	(d)	(5,583,050,351)	248,909,378	408,643,883	(196,449,648)	(5,121,946,738)
Gross profit		1,191,468,423	(63,044,953)	(327,513,301)	(104,029,648)	696,880,521

Selling expenses	(e)	(450,547,075)	-	97,300,967	22,305,000	(330,941,108)
Administrative expenses		(560,182,706)	51,245,111	97,361,531	-	(411,576,064)
Other operating income	(f)	-	-	-	134,111,305	134,111,305
Other operating expenses	(f)	-	-	-	(77,226,894)	(77,226,894)
Share profit (loss) of joint ventures
and associates	(g)	20,703,285	(13,574,275)	(924,000)	(1,035,434)	5,169,576
Impairment charges of property, plant and
equipment and intangible assets	(h)	-	-	-	(647,724,766)	(647,724,766)
Results from valuation of assets available
for sale	(i)	-	-	164,031,045	(164,031,045)	-
Excess of fair value of net assets acquired
over cost	(j)	-	-	-	505,936,374	505,936,374
Goodwill amortization	(k)	(5,732,085)	-	(572,000)	6,304,085	-
Operating profit (loss)		195,709,842	(25,374,117)	29,684,242	(325,391,023)	(125,371,056)

Finance income	(l)	82,959,392	(19,362,502)	(15,594)	31,269,000	94,850,296
Finance cost		(573,251,357)	44,358,929	54,913,447	-	(473,978,981)
Other financial results	(m)	(890,353,480)	13,792,345	59,810,164	670,483,165	(146,267,806)
Finance results, net		(1,380,645,445)	38,788,772	114,708,017	701,752,165	(525,396,491)
Other income/expenses, net	(n)	32,134,316	13,030,755	2,518,352	(47,683,423)	-
Profit (loss) before income tax from
continued operations		(1,152,801,287)	26,445,410	146,910,611	328,677,719	(650,767,547)

Income tax and minimun notional income t	(o)	40,597,544	(9,187,999)	(15,127,836)	(53,662,389)	(37,380,680)

Profit (loss) from continued operations
Discontinued operations	(b)	-	-	(131,782,775)	-	(131,782,775)
Loss for the year		(1,112,203,743)	17,257,411	-	275,015,330	(819,931,002)

Total loss attributable to:
Owners of the parent		(931,127,993)	-	-	189,732,656	(741,395,337)
Non-controlling interest		(181,075,750)	17,257,411	-	85,282,674	(78,535,665)

Other comprehensive income
Items that will not be reclassified to profit or loss
Actuarial gain (loss) related to defined
benefit plans	(p)	-	-	-	(17,952,755)	(17,952,755)
Income tax	(o)	-	-	-	7,075,226	7,075,226
Other comprehensive income		-	-	-	(10,877,529)	(10,877,529)
Total comprehensive (loss) income of
the year		(1,112,203,743)	17,257,411	-	264,137,801	(830,808,531)

Total comprehensive (loss) income of
the year attributable to:
Owners of the parent		(931,127,993)	-	-	185,394,375	(745,733,618)
Non-controlling interest		(181,075,750)	17,257,411	-	78,743,426	(85,074,913)

(*) It corresponds to the income statement included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications to conform to IFRS disclosures.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(a) Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b) Discontinued operations

Under Argentine GAAP, discontinued operations have been disclosed in Note 36.

Under IFRS, an entity will present and disclose information to enable the users of the financial statements to assess the financial effects of the discontinued operations and the disposal of non-current assets (or groups of assets for disposal).

Thus, the entity discloses in the statement of comprehensive income a single amount including the total of (i) income after taxes from discontinued operations; and (ii) income or loss after taxes recognized for valuation at fair value less cost of sales or for the disposal of assets or groups of assets for disposal which are part of the discontinued operation.

(c) Revenues

The reconciliation item comprise of the two reclassification effect as follows:

i) ENRE Penalties

Under Argentine GAAP, “ENRE Penalties” for Ps. 81,058,000 are classified within Revenues, based on that those penalties will be recovered by the Company’s customers through a credit note or a discounts in their invoices for the energy received.

Under IFRS, “ENRE Penalties” are classified within “Cost of sales” (as relates to the portion of penalties attributable to operation matters) and “Selling expenses” (as relates to the portion of penalties attributable to commercial matters), considering those penalties as Operating expenses for the Company.

ii) Late payment charges

Under Argentine GAAP “Late payment charges” for Ps. 31,269,000 are also classified within Revenues, based on that those charges relates to a fix amount and is the customer election whether or not to pay their invoices at the first or second due date without or with that charge, respectively.

Under IFRS “Late payment charges” are classified within “selling expenses” considering that eventhough such charge for late payment is fix, it relates to an income from financing the customers invoices.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

iii) Shantytowns

Under Argentina GAAP, the Company recognized an allowance for doubtful accounts (amounted to Ps. 28,610,000) for electricity sales to the Shantytowns because the Framework Agreement was not signed with the Federal Government. Under IFRS these sales are not recognized since the conditions required have not been met.

iv) Application of IFRIC 12 to service concession agreements

Corresponds to the adjustment of customer contributions revenue for Ps. 71,241,000 explained in Note 2.2.2 (g).

(d) Cost of sales

The detail of the adjustments is as follows:

12.31.11
Reclassification of ENRE penalties	(74,753,000)
Higher depreciation charge for revaluation on Property, Plant
and Equipment	(28,622,896)
Application of IFRIC 12 to service concession arrangements	(83,406,000)
Results related to defined benefit plans	214,945
Inventory valuation	(270,546)
Amortization of intangible assets reclassified from goodwill	(9,612,151)
Effect on Cost of Sales	(196,449,648)

(e) Selling expenses

It corresponds to the impact of reclassifications of ENRE penalties for Ps. 6,305,000 and the charge for doubtful accounts, explained in Note 2.2.4 (c).

(f) Other income (expenses), net

Pursuant to the previously mentioned accounting standards, certain items have been classified under Non-operating income (expense). Under IFRS, these items (such as lawsuits contingencies, gain/loss from the sale of fixed assets) were classified as Other operating income and Other operating expenses.

See Note 2.2.2 (e).

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(g) Share profit/loss of joint ventures and associates

See Note 2.2.2 (c).

(h) Impairment of property, plant and equipment and intangible assets

Pursuant to the professional standards in force, charges for the impairment of property, plant and equipment and intangible assets were disclosured under “Other financial results”. Pursuant to the IFRS, these impairment charges have been disclosed under “Operating income (loss)”.

(i) Impairment of assets classified as held for sale
See Note 2.2.2 (m).
(j) Effect of fair value of net assets acquired over cost
See Note 2.2.2 (k).
(k) Goodwill amortization
The detail of the adjustments is as follows:
12.31.11
Reversal of negative goodwill amortization	(14,945,323)
Reversal of goodwill amortization	425,136
Reversal of goodwill amortization reclassified to intangible assets	6,247,898
Reversal of goodwill amortization impaired under IFRS	14,576,374
Effect on goodwill amortization	6,304,085
(l) Financial income

It corresponds to the effect of the reclassification of late payment charges explained in Note 2.2.4 (c).

(m) Other financial results

The detail of the adjustments is as follows:
12.31.11
Capitalization of borrowing costs	(3,929,772)
Inventory valuation	(674,463)
Impairment charges of property, plant and equipment and intangible
assets reclassified from goodwill	619,329,386
Purchase of ADRs and shares in Edenor	55,758,014
Effect on other financial results	670,483,165

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(n) Other income/expenses

See Note 2.2.4 (f).

(o) Income tax

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

(p) Results related to defined benefit plans

See Note 2.2.2 (h).

2.2.5) Reconciliation of consolidated cash flows for the year ended December 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating	637,203,485	11,867,886	-	649,071,371
activities

Net cash used in investing activities	(1,494,792,983)	26,852,611	389,539,296	(1,078,401,076)

Net cash generated from financing	402,936,939	(53,600,702)	-	349,336,237
activities

Cash and cash equivalents at the	908,697,859	(52,400,496)	(430,836,031)	425,461,332
beginning of the year
Cash and cash equivalents at the end	454,045,300	(67,280,701)	(41,296,735)	345,467,864
of the year
Decrease in cash and cash equivalents	(454,652,559)	(14,880,205)	389,539,296	(79,993,468)

(*) It corresponds to the cash flow included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors, with certain reclassifications for the purpose of exposure according to IFRS.

(a) Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in concordance with the equity method.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(b) Reamining effects

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

2.3) Changes in accounting policy and disclosures

(a) New and amended standards adopted by the Group

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that would be expected to have a material impact on the Group.

(b) New standards, amendments and interpretations issued but not effective for the financial year beginning and early adopted by the Group

The Company and its subsidiaries have earlier adopted the next IFRSs and amendments:

(i)	IAS 1 revised “Presentation of financial statements”: applied to the period beginning on or after July 1, 2012.
(ii)	IAS 19 revised “Employee benefits”: applied to the period beginning on or after January 1, 2013.
(iii)	IAS 27 revised “Separate financial statements”: applied to the period beginning on or after January 1, 2013.
(iv)	IAS 28 revised “Investment in associates and joint ventures”: applied to the period beginning on or after January 1, 2013.
(v)	IFRS 9 “Financial Instruments”: applied to the period beginning on or after January 1, 2015.
(vi)	IFRS 10 “Consolidated financial statements”: applied to the period beginning on or after January 1, 2013.
(vii)	IFRS 11 “Joint Arrangements”: applied to the period beginning on or after January 1, 2013.
(viii)	IFRS 12 “Disclosure of interests in other entities”: applied to the period beginning on or after January 1 2013.

IAS 1 was modified in June 2011. The amendment improves the consistency and clarity of the presentation of items of Other Comprehensive Income (OCI). The main change is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IAS 19 was modified in June 2011. The main impacts on the financial statements were as follows:

(i)	to eliminate the corridor approach and recognize all actuarial gains and losses in OCI as they occur.
(ii)	to immediately recognize all past cost services.
(iii)	to replace interest cost and expected returns on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

IASs 27 and 28 were modified in 2011, after that IFRS 10 was issued. IAS 27 modified subsidiaries, associates and joint arrangements accounting in the separated financial statements in the parent company. IAS 28 refers to accounting in companies which had a significant influence on their associates.

IFRS 9 was issued in November 2009 and modified in October 2010 and addresses new requirements to the classification, measurement and derecognition of financial assets and liabilities.

All financial assets are required under the scope of IAS 39 Financial Instruments – Recognition and measurement to be subsequently measured at amortized cost or fair value. Investment are thus in debt instruments which are held within a business model, aimed at collecting contractual future cash flows and which are payments of principal and interest on the effective capital only, and are measured at the amortized cost at the end of the accounting year/period. The remaining investments in debt or equity instruments are measured at fair value at the end of the accounting year/period.

The most significant effect of IFRS 9 are in relation to the classification and measurement of financial liabilities refers to the recognition of changes in the fair value of financial liabilities (designated as financial liabilities at fair value with changes in profit and loss) attributable to changes in the credit risk of that liability. The amount of the change in the fair value of the financial liability attributable to changes in the credit risk of that debt is thus accounted for through other comprehensive income, unless the recognition of these changes in other comprehensive income creates or increases an accounting disarrangement.

IFRS 10 was issued in May 2011 and determines a single regulation base for consolidation of entities of the same economic group, irrespective of the nature of their investments. This base is the control that includes three elements:

(i)	power over the investee;
(ii)	exposure or right to variable returns from the involvement with the investee;
(iii)	ability to use the power mentioned in a) to affect investor return.

IFRS 10 replaces conceptually IAS 27, which addresses the way and timing in which the investor must prepare the consolidated financial statements and fully replaces SIC-12 Consolidation in special purpose entities.

IFRS 11 establishes a joint arrangement classification: joint operations, combining the existent concepts on jointly controlled assets and transactions, or joint ventures, concept equivalent to a jointly controlled entity.

IFRS 11 requires the use of the equity method for the joint ventures, eliminating the use of the proportional consolidation method.

IFRS 12 is applied to subsidiaries, joint arrangements, associates and/or special purpose vehicles. In this standard, objectives are set for minimum exposure and disclosure required to comply with them, which help users of financial statements to evaluate the nature and risks associated to interests in other entities.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(c) New standards, amendments and interpretations issued but not effective for the financial year beginning and not adopted earlier by the Group

The Company and its subsidiaries did not earlier adopt IFRS, as explained below, which had been issued but not yet adopted since their application is not required at the end of the year ended December 31, 2011:

IFRS 13 Fair value measurements: applied to the period beginning on or after January 1, 2013.

IFRS 13 sets out a single framework for measuring fair value when required by other standards. IFRS is applied to financial and non financial elements measured at fair value, understanding it as the price to be received when selling an asset or transferring a liability in orderly transaction between market participants, at the measurement date.

The Board of Directors expressed that IFRS 13 will be adopted in the Consolidated financial statements for the year commencing January 1, 2013. Although it is not possible to reasonably determine the impact of the potential effect of this standard until a detailed analysis has been made, it is probable that the changes may not significantly affect the exposures and disclosures in the group’s financial statements.

No other standards or interpretations not already in effect would be expected to have a material impact on the group.

2.4) Consolidation

(a) Subsidiaries

Consolidated financial statements include the Company and its subsidiaries financial statements. Subsidiaries are all entities over which the group has the power to govern the financial and operating policies generally holding shares that would account for more than one half of the voting rights, with the objective to obtain variable benefits for their activities, affecting their profits. Subsidiaries are fully consolidated from the date on which control is transferred to the group and is deconsolidated from the date that control ceases.

Main consolidation adjustments are the next:

(i)	elimination of balances between the parent and group companies, so that the financial statements disclose balances held with third parties.
(ii)	elimination of inter-company transactions between the parent and the group companies, so that the financial statements disclose results with third parties.
(iii)	elimination of interest in equity and profit/loss and in the results of each period of the group companies
(iv)	recognition of assets and liabilities identified in process of business combination.

Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(b) Business combinations

The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the acquisition date.

Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

If as a result of the assessment, the net amount of identifiable assets acquired and liabilities assumed exceeds the sum of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any), this excess is accounted for immediately in results as a gain for the purchase of the business.

The Group has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred, the Group reports provisional amounts.

(c) Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions –that is, as transactions with the owners in their capacity as owners. The difference between the fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(d) Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in the carrying amount is recognized as a profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset.

(e) Interest in Joint Ventures

The Group adopted IFRS 11, Joint arrangements, on transition date, January 1, 2011, and the main conceptual definition is as follows:

(i)	Joint Ventures are agreements in which the Group and other party or parties have joint control bound by a contractual arrangement, existent only when decisions on the relevant activities require the unanimous consent of the parties sharing control.
(ii)	A Joint Venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement, these are colled members of a Joint Venture.
(iii)	A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. These parties are considered joint operators.

The Company recognizes its investment in Joint Ventures at equity value. Under this method, the interest is recognized at cost at the beginning and is subsequently adjusted by recognizing the portion that corresponds to the Company in the result obtained by the joint arrangements, after the acquisition date. The Company recognizes in results its portion in the joint arrangements results and in other comprehensive results its portion in other comprehensive result of the joint arrangements.

When the Company has operations in Joint Ventures, the losses and gains generated are eliminated in concordance to the Company’s shareholding in the entity jointly controlled.

Accounting policies of the Joint Ventures have been changed when necessary to ensure consistency with the policies adopted by the Group.

(f) Interest in associates

Associates are all entities over which the Group has significant influence but not control, generally shareholding for voting rights of between 20% and 50%.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of profit or loss of the Investee after the date of acquisition.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. Distributions receivable /received from associates reduce the investment recording value.

Accounting policies of the associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, stated net of discounts, returns and value-added taxes. The group recognizes revenue when the amount of revenue can be reliably measured, when it is probable that future economic benefits will flow to the entity.

(a) Revenue from the electricity market

Revenues for each of the business segments identified by the Company are recognized when the following conditions have been met:

(i)	From the power generation activity: Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.
(ii)	From the electricity distribution activity: services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs;
(iii)	Revenues from the sale of crude oil, natural gas and liquefied petroleum gas are recognized with the transfer of ownership in accordance with the terms of the related contracts, which occurs when the customer receives the ownership of the product and assumes its risks and rewards. Income from sales which the Company shares with other producers is recognized on the basis of the contractual interest the Company holds in each consortium, irrespective of its real allocation. In case of imbalances between the real allocation and the contractual allocation, a debt or credit will be recognized, depending on whether the production allocated to the company is higher or lower than the resulting production of its contractual interest in the consortium.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Ordinary revenue has been recognized when each and every condition has been met:

(i)	The entity transferred to buyer significant risks and rewards;
(ii)	The amount of revenue was reliably measured;
(iii)	It is probable that the entity receives the economic benefits associated with the transaction;
(iv)	Costs incurred or to be incurred in relation to the transaction have been reliably measured.

(b) Interest and dividen income

Dividend income is recognized when the right payment has been established. Interest income is recognized using the effective interest method. They are recorded on a temporary basis, with reference to the outstanding principal and the applicable effective rate.

This income is recognized as long as it is probable that the entity receives the economic benefits associated with the transaction and the amount of the transaction has been reliably measured.

2.6) Segment information

Operating segments are reported consistently with internal reports reviewed by the Executive Director.

The highest decision-making authority, the Executive Director, is the person responsible for allocating resources and setting the performance of the entity’s operating segments, and has been identified as the person/ body executing the Company’s strategic decisions.

2.7) Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Group’s presentation currency.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transaction. Foreign exchange gain and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year. Foreign exchange gains and losses are presented net in the income statement within finance costs and finance income, as appropriate, unless they have been capitalized.

The exchange rates used are as follows: buying rate for monetary assets, selling rate for monetary liabilities, average rate at the closing of the periods for balances with related parties, and date-specific exchange rate for foreign currency transactions.

Group companies

No company in the group has a functional currency other than the Argentine Peso; for that reason, there are no foreign currency translation effects.

2.8) Propert, plant and equipment

All Property, Plant and Equipment (PPE) are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost of an item of PPE includes its purchase price and any direct attributable costs.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they have been incurred.

Land is not depreciated. Machinery and generation equipment are depreciated under the unit of production method (except those related to CPB). Depreciation on other assets is calculated using the straight-line method (including those mentioned above CPB).

The wells are depreciated using the method of production volumes of proved reserves and developed.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

These depreciation methods are used to allocate the difference between cost and residual value during their estimated useful life. The main depreciation methods are described below:

Buildings: 50 years
Machinery and generation equipment: unit of production method
Substations: 35 years
High voltage lines: 40 -45 years
Medium voltage lines: 35 - 45 years
Low voltage lines: 30 - 40 years
Transformer centrals: 25 - 35 years
Meters: 25 years
Vehicles: 20 years
Furniture, fittings and communication equipment: 10- 20 years
Computer equipment and software: 3 years
Tools: 40 years
Wells: production volume method

Machinery and generation equipment: unit of production method Substations: 35 years High voltage lines: 40 -45 years Medium voltage lines: 35 - 45 years Low voltage lines: 30 - 40 years Transformer centrals: 25 - 35 years Meters: 25 years Vehicles: 20 years Furniture, fittings and communication equipment: 10- 20 years Computer equipment and software: 3 years Tools: 40 years Wells: production volume method

Works in progress are valued according to their degree of progress. Works in progress are recorded at cost, less any loss due to impairment, if applicable. The cost includes expenses attributable to construction, including costs of capitalized loans when they are part of the cost incurred for the purpose of acquisition, construction or production of an item of property, plant and equipment that necessarily takes a considerable period of time to be available for use. Borrowing costs are capitalized while acquisition, construction or production is actively underway and cease once the asset is substantially complete or has been suspended (if development of the asset has been suspended), in the case that its development is at this stage. Depreciation of these assets starts when they are in working condition for their intended use.

The Company has opted to value property, plant and equipment at historical cost depreciated on January 1, 2011, in compliance with IFRS at the date of transition, except for CPB, which was fair valued at the date of transition as a deemed cost.

In the case of Central Piedra Buena S.A., property, plant and equipment have been valued at their fair value as on the transition date, and their value is deemed an allocated cost. In this case, the exception set forth by IFRS 1 on considering the fair value of goods as at the transaction date as an allocated cost has also been used.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at least at each financial year-end.

An asset’s carrying amount is written down immediately to its recoverable amount if its carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.9) Assets or oil and gas exploration

Expenses related to oil and natural gas exploration and evaluation are accounted for by the successful effort method. Costs are accumulated at the level of each oil field. Geological and geophysical costs are recorded as expenses as they are incurred. Costs directly associated to the exploration of wells and costs of exploration and acquisition of rights on real property are capitalized until the reserve determination is assessed. If the conclusion reached is that the discovery has no commercial viability, then those expenses are charged to results.

Capitalization is recognized in property, plant and equipment or in intangible assets according to the nature of the expense.

(a) Tangible and intangible assets for development

Expenditure on the construction, installation and completion of infrastructure facilities such as platforms, pipelines and the drilling of wells whose commercial viability has been proven is capitalized within property, plant and equipment or within intangible assets, according to its nature. When reserves with commercial viability are found, assets for exploration and evaluation are subject to impairment tests and are transferred to development assets of a tangible or intangible nature. No expenditure is recorded for depreciation and amortization of property, plant and equipment or intangible assets during the exploration and evaluation phase.

(b) Assets for oil and gas production

Assets for oil and gas production are tangible assets for exploration and evaluation and development expenses associated to production of proven reserves.

(c) Amortization

Assets related to oil and gas production are amortized following the production unit method. Production unit rates are based on developed reserves with proven viability, such as reserves of oil, gas and other mineral reserves that are expected to be recovered through existing facilities using the current operating methods. Oil and gas volumes are considered as produced once they are measured with the oil meters at the custody transfer points or at the sale transactions points at the output valve of the storage tank.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

(d) Dismantling costs

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of their initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

(e) Impairment – Assets for exploration and evaluation

Assets for exploration and evaluation are subject to impairment tests whenever facts and circumstances suggest that an impairment in value may have occurred. An impairment loss is recognized for the amount in which the accounting value of the exploration and evaluation asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the exploration and evaluation assets. With the purpose of assessing the impairment, the exploration and evaluation assets subject to impairment tests are grouped together with the cash-generating units of the existing producing fields that are located in the same geographical region.

(f) Impairment – Proven property for oil and gas production and intangible assets

Properties for oil and gas production and intangible assets whose commercial and technical viability has been proven are evaluated for impairment losses at the moment when facts or changes in circumstances suggest that the carrying amount could not be recoverable. An impairment loss is recognized for the amount in which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the higher of the value in use and the fair value less the costs of sales of the assets. With the purpose of assessing the impairment, the assets are grouped at the lowest level at which separate cash flows can be identified.

2.10) Intabgible assets

(a) Goodwill

Goodwill is the result of the acquisition of subsidiaries or participation in joint and associate ventures. Goodwill represents the excess of the aggregate of the acquisition cost, plus the amount of any non-controlling interest in the acquired entity and the fair value of the equity interest in the acquired entity held by the company (if any) over the net identifiable assets acquired and liabilities assumed, at the date of acquisition.

For the purpose of impairment testing, goodwill acquired in business combination is allocated to each of the CGUs, or group of CGUs, expected to benefit from the acquisition. For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units or group of CGUs that are expected to benefit from the synergies of the combination. Each unit or group of units that goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Goodwill is not amortized but tested for impairment on an annual basis, or more frequently if there is an indication of impairment. The impairment review requires management to make certain judgments, including estimating the recoverable value of the cash-generating unit to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, to reach a conclusion whether it deems the goodwill is impaired. Impairment losses recognized for goodwill are not reversed in a subsequent period.

(b) Concession arrangements

IFRIC 12 Service Concession Arrangements provides guidelines for accounting for service concession arrangements with a private sector operator. This accounting interpretation is applicable if:

  the grantor controls or regulates what services must be provided by the operator, with their infrastructure, to whom they must be delivered and at what price; and
  the grantor controls, through ownership, beneficial entitlement or by other means, any significant residual interest in the infrastructure at the end of the term of the agreement.

If both conditions expressed above are met at the same time, an intangible asset is recognized to the extent that the operators receive a right to charge users of the public service, provided the rights are conditional to the extent that the service is used.

The initial recognition of these intangible assets is made at cost, meaning the fair value of the consideration given plus other direct costs directly attributable to operation. Concessions have a finite useful life and, after its end, they are measured at cost less accumulated amortization. Amortization is calculated on a straight-line basis during the term of the concession.

The Group has applied the method of intangible assets established in IFRIC 12, only in the subsidiary EDEN. No financial asset has been recognized in connection with the concession agreements, considering that the agreements entered into do not establish revenues guaranteed at all events.

Concession arrangements acknowledged as intangible assets and not covered by the guidelines of IFRIC 12 are those corresponding to Edenor and hydroelectric generation plants Diamante y Nihuiles.

(c) identified intangible assets in acquired investments

Corresponds to intangible assets identified at the moment of the acquisition of companies from the distribution segment. Identified assets meet the criteria established in the IFRS and are amortized by the straight-line method according to the useful life of each asset, considering the estimated way in which the benefits produced by the asset will be consumed.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.11) Impairment of non financial assets

Assets that have an indefinite useful life - for example, goodwill or intangible assets not ready to use – are not subject to amortization and are tested annually for impairment.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized as the amount by which the asset´s carrying amount exceeds its recoverable amount. Recoverable amount is the higher amount of fair value less costs-to-sell and value-in-use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs).

Non-financial assets other than goodwill that have been impaired are reviewed at each reporting date for possible reversal of the impairment.

2.12) Financial assets

The Group has adopted IFRS 9 from transition date on January 1, 2011, as well as the related consequential amendments to other IFRSs.

Accordingly, the Group classifies its financial assets under the following categories: those to be measured subsequently at fair value and those to be measured at amortized cost. This classification depends on whether the financial asset is a debt or an equity investment. For the asset to be measured at amortized cost, two conditions described below must be verified. The remaining financial assets are measured at fair value. IFRS 9 requires that all the investments in equity instruments are measured at fair value.

(a)	Financial assets at amortized cost
A debt investment is classified as an amortized cost only if both of the following criteria have been met:
(i)	the objective of the Group’s business model is to hold the asset to collect the contractual cash flows; and
(ii)	the contractual terms on specified dates give place to cash flows that are solely payments of principal and interest on the outstanding principal.
(b)	Financial assets at fair value

If either of the two criteria above has not been met, the debt instrument is classified as fair value through profit or loss.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

All equity investments are measured at fair value. Equity investments that are held for trading are measured at fair value through profit or loss. For all other equity investments, the Group can irrevocably choose at the moment of the initial recognition to present changes in fair value through other comprehensive income rather than profit or loss.

(c) Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade-date, which is the date on which the Group commits to the purchase or sale of the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value though profit or loss are expensed in the income statement.

A gain or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and presented in the income statement within other (losses)/gains — net in the period in which they arise. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Group subsequently measures all equity investments at fair value. The Group’s management has elected to present unrealized and realized fair value gains and losses on equity investments in profit and loss. Dividends from such investments continue to be recognized in profit or loss as long as they represent a return on investment.

2.13) Impairment of financial assets

Assets carried at amortized cost

The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets measured at amortized cost are impaired. A financial asset or a group of financial assets are impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Evidence of impairment may include indications that the debtors or a group of debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

2.14) Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value.

The method for recognizing the resulting loss or profit depends on whether the derivative has been designated as a hedging instrument and, if so, on the nature of the item it is covering. The Company has not designated any derivative as hedging instrument; therefore, the changes in their value are recognized in the results under the heading “Financial assets at fair value with changes in profit and losss”.

Fair values of derivative financial instruments that are traded in active markets are recorded according to quoted market prices. Fair values of derivative financial instruments that are not traded in active markets are determined by using valuation techniques. The Company applies critical judgment to select a number of methods and to determine assumptions that are based mainly on the market conditions existing at the end of each reporting period.

2.15) Assets held for sale and liabilities associated

Non-current assets are classified as assets held for sale and liabilities associated when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable.

They are stated at the lower of carrying amount and fair value less costs to sell.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.16) Inventaries

Inventories are measured at the lower of cost and net realizable value.

Given that the Company's inventories are not goods held for sale, their valuation is considered as based on the purchase price, import duties (if applicable) and other taxes (not subsequently recoverable by tax authorities), transportation, storage and other costs directly attributable to the acquisition of those assets.

Cost is determined using the weighted average cost method.

The Company has classified materials and spare parts into current and non-current, depending on their ultimate purpose, the latter being those that can be used for maintenance or improvement on existing assets. The non-current part of materials and spare parts is shown under the heading “Property, plant and equipment”.

2.17) Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, and where material, adjusted for the time value of money. If collection is expected within the normal operating cycle, even when they are not expected to be collected within 12 months after the reporting period, they are classified as current assets. If not, they are presented as non-current assets.

Generation and Holding

Trade receivables and other receivables are recognized at fair value (generally the original invoicing/ settlement amount) and subsequently measured at amortized cost, using the effective interest method and, when significant, adjusted at time value of money, except for the credit rights described in Note 1, which have been recorded based on the best estimate of the receivables to be recovered (at their original value plus all interest accrued as at December 31, 2011, net of all applicable collections and the current value adjustment, and without giving effect to the conversion into U.S. Dollars in case they are denominated in that currency).

The Company records provisions for doubtful accounts when there is objective evidence that the Company will not be able to collect all the amounts that are owed to it according to the original terms of those receivables.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

Distribution

Receivables originated in services billed to customers but not collected, and those accrued and not invoiced at the closing date of each year, at nominal value, except for those originated in services accrued and not invoiced at December 31, 2010 resulting from the retroactive increase derived from the application of the Rate Chart corresponding to the Temporary Tariff Regime (RTT) (Note1); these have been valued based on the best estimate of amount receivable, discounted applying a nominal annual rate of 10.5% , which according to the subsidiary Edenor reflected in a reasonable way market assessments on the time value of money and the risks specific to the receivable at the moment of the initial measurement.

The amounts so determined are net of an allowance for doubtful sales accounts.

Receivables corresponding to the Cost Monitoring Mechanism (“MMC”), as well as their corresponding income, are recognized as long as they have been approved by the ENRE. Receivables on account of the provision of electricity to poor and precarious neighborhoods are recognized, also in line with income, after the master agreement for the accrued period has been entered into (See Note 1).

2.18) Cash and cash equivalents

In the consolidated statements of cash flows, cash and cash equivalents, cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of the three months or less are included.

2.19) Trade payables and other liabilities

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables and other liabilities are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

2.20) Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as finance cost over the period of the borrowings, using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan, to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.21) Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognized in profit and loss in the period in which they have been incurred.

2.22) Income tax

a) Current and deferred income tax

The tax expenses for the period include current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they come from the initial recognition of goodwill; deferred income tax is not accounted if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at time of the transaction affects neither accounting nor taxable profit or loss.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be utilized against temporary differences.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have been stated at their face value.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

b) Tax on asset

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the year ended December 31, 2011, the Company recognized a valuation allowance over certain tax on assets credit classified as Other Receivables, considering that these amounts will not be realized under the Company’s current business plans. The Company's Management will evaluate the development of the recoverability in future years.

Tax on assets and liabilities have been stated at their face value.

2.23) Employee benefits

Defined benefit plans

Group companies operate various defined benefit plans. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors, such as age, years of service and compensation.

The liability recognized in the balance sheet in respect to defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any, together with adjustments for unrecognized past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related obligations.

Actuarial gains and losses from experience adjustments and changes in actuarial assumptions are charged or credit to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately on income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortized on a straight-line basis over the vesting period.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

2.24) Share-based payments

The Company operates a compensation plan which provides for payments based on shares settled through shareholders’ equity instruments whereby the Company receives the services of certain key employees (Directors with administrative duties) in consideration of the Company’s shareholders’ equity instruments (warrants).

Pursuant to the Opportunities Assignment Agreement entered into with the Company, the Directors undertook to offer the Company, on a priority basis, any investment opportunity above US$ 5 million they detect within the Company’s investment guidelines. In consideration of this commitment, the Company granted these executives warrants for up to 20% of the Company’s capital stock pursuant to the Warrants Issuance Agreements (as amended) that the Company entered into with each of these executives.

The fair value of the services rendered in consideration of these warrants is recorded as an expense, and has been determined using the Black-Scholes model, which takes into consideration assumptions such as annual volatility, dividend yield and a risk-free interest rate denominated in U.S. dollars. Pursuant to the conditions prevailing at the time the agreements were entered into, no value has been attributed to the stipulated contractual adjustment clauses.

The total expense amount is determined by reference to the fair value of the granted warrants, with a counterbalance in a reserve included in the Statement of Changes in Shareholders’ Equity and accrued following the straight-line method in the term during which the Company provides this service. In view of the difficulties to determine the value attributable to the contract since there are no comparable parameters in the market (first option provided for in IFRS 2 –Share-based payments), the Company has valued the issued warrants to determine to compensation amount to be recorded during the life of the contract.

According to the terms agreed in the amendment to the Agreement, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance. Independently from this, the Company has received a communication from the Executives whereby each of them has personally and irrevocably waived their right to exercise any option accrued in their favor and to receive Company shares of common stock underlying such warrants before September 28, 2013.

2.25) Provisions and contingencies

Provisions were recognized in the cases in which, considering a present obligation in charge of the group, legal or constructive, arising from a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate could be made of its amount.

The amount recorded as provisions was the best estimate of the resource outflow necessary to settle the present obligation, at the end of the reporting period/year, considering the pertinent risks and uncertainties. When a provision is measured using the estimated cash outflow for settling the present obligation, the amount recorded represents the present value of that cash flow. This present value is obtained applying a discount rate before taxes to reflect the market conditions, the time value of money and the risks specific to the obligation.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

The types of provisions set up are as follows

a)	Deducted from assets:
	(i)	For doubtful accounts, a provision has been set up at estimated recovery value, to regularize and adapt the valuation of doubtful trade receivables and other doubtful accounts. In accordance with the customer portfolio being considered, the provision is set up based on an individual analysis of the recoverability of the receivables portfolio (for the Generation and Transmission segments) or it is calculated based on the historical series of collections for services billed through the end of each period or year and collections subsequent thereto (Distribution segment).
	(ii)	for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.
b)	Incluida Included in liabilities:

These allowances have been set up to cover potential contingent situations that could give rise to future obligations of payment. In estimating the amounts and probability of occurrence, the opinion of each Company’s legal advisors has been taken into account.

2.26) Balances with related parties

Debts and receivables with related parties have been valued based on the terms agreed upon between the parties, which do not differ from normal market conditions.

2.27) Shareholder´s equity

Movements under this heading have been accounted for in accordance with the pertinent decisions of shareholders' meetings and legal or regulatory standards.

a) Share capital

Share capital represents the capital issued, composed of the contributions that were committed and/or made by the shareholders and represented by shares that comprise outstanding shares at nominal value. Ordinary shares are classified as equity.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 2: (Continued)

b) Legal reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

c) Retained earnings

Retained earnings comprise accumulated profits or losses without a specific appropriation; positive earnings can be distributable by the decision of the Shareholders' meeting, as long as they are not subject to legal restrictions. These earnings comprise prior years' earnings that were not distributed, the amounts transferred from other comprehensive income and prior years' adjustments, according to accounting standards.

In case of existence of negative retained earnings to be absorbed at the end of the year for consideration of the Shareholders' Meeting, the following order for appropriation of balances must be followed:

1.	Reserved earnings
	a.	Voluntary reserve
	b.	Statutory reserve
	c.	Legal reserve
2.	Capital contributions
3.	Additional paid in capital, from merger and treasury stock trading
4.	Other equity instruments (if feasible from the legal and corporate point of view)
5.	Capital adjustment
6.	Share capital

d) Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the Group financial statements in the year in which the dividends are approved by the Shareholders' Meeting.

e) Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism (considered to be effective and efficient) consisting in anticipating dividends, which will compensate personal assets tax required to pay over tax authorities in its capacity as substitute taxpayer for such tax.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: FINANCIAL RISK MANAGEMENT

3.1) Financial risk factors

Financial risk management is encompassed within the Company’s global policies focused on the uncertainty of certain financial markets and aims to minimize potential adverse effects on its financial return. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each fiscal year. Financial risks include the market risk (including the exchange rate risk, the interest rate risk and the price risk), the credit risk and the liquidity risk. The Company uses derivative instruments to cover certain risks when it considers it necessary according to its risk management internal policies.

Risk management is controlled by the Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company activities.

This section includes a description of the main risks and uncertainties which may adversely affect the Company’s strategy, performance, operational results and financial position.

(a) Market risks

Exchange rate risk

The Company, through its subsidiaries in the Generation segment, collects a meaningful portion of its revenues in Argentine pesos pursuant to tariffs which are indexed to the U.S. dollar, as is the case of revenues resulting from the Supply Agreement entered into between Loma de la Lata and the ES, Central Térmica Güemes’ Energy Plus agreements and the 2.5 US$/MWh margin that CTG and CPB collect for generation outside the Energy Plus scheme or for the assignment of own gas volumes. The other part of its operating flows expressed in Argentine pesos are not indexed to the U.S. dollar, and comprise revenues from hydroelectric and thermal generators, the remuneration for power and the recognition of operating and maintenance costs of the generators which do not have Energy Plus or Supply Contracts with the ES pursuant to Resolution No. 220/07. Most operating costs are expressed in Argentine pesos and are higher than income denominated in pesos, thus absorbing an important portion of the operating net flow denominated in U.S. dollars; moreover, a significant part of the existing financial debt stock is denominated in U.S. dollars, which exposes the company to a loss risk resulting from a devaluation of the Argentine peso. Although the Company seeks to partially hedge this risk by converting a portion of its surplus cash denominated in pesos into U.S. dollars and investing those funds abroad as permitted by the applicable Central Bank regulations, investing in instruments denominated in foreign currency and entering into foreign currency forward contracts, it continues suffering a substantial exposure to the U.S. dollar.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

In the Distribution segment, the Company collects revenues in pesos pursuant to regulated tariffs which are not indexed to the U.S. dollar, whereas a significant portion of its existing financial debt is denominated in U.S. dollars, which exposes the Company to a risk of loss resulting from a devaluation of the Argentine peso. Although the Company currently seeks to partially hedge this risk by entering into foreign currency forward contracts, it continues facing a substantial exposure to the U.S. dollar. The Company holds derivative financial instruments with the purpose of guaranteeing the exchange rate of cash flows it will have to pay in the following interest maturity dates for its corporate bonds.

If the Company continues facing a meaningful exposure to the foreign currency risk in its Generation and Distribution segments, any devaluation of the Argentine peso may significantly increase its debt service burden which, in turn, may have a material adverse effect in its cash position and financial condition (including its capacity to cancel payments under the different corporate bonds issued) and the results of its operations.

As at December 31, 2011, approximately 77% of the loans issued were denominated in U.S. dollars and 23% were denominated in Argentine pesos. Furthermore, it should be pointed out that a portion of operating expenses is denominated in or calculated by reference to the U.S. dollar or other foreign currencies.

Should a 10% currency revaluation/ devaluation in relation to the U.S. dollar have taken place as of December 31, 2011, provided all other valuables remain constant, losses before taxes for the fiscal year would have resulted in a Ps. 272 million loss decrease/ increase, mainly as a result of exchange earnings/ losses for loans denominated in U.S. dollars. Losses are more sensitive to exchange rate variations during the period ended December 31, 2011 than during the period corresponding to the year 2010 due to the increase in the amount of loans denominated in U.S. dollars.

Price risk

The Company revenues partly depend on the price of electricity in the Sport Market, the CVP (which includes the OyM) paid by CAMMESA and the power price, all of which are denominated in Argentine pesos and set by the Energy Secretariat, as well as on the regulated tariffs collected by our distribution and transportation companies. Currently there are controls on the electricity sales price in the Spot Market which in certain cases have resulted in prices which are lower than the Company’s generation costs (which are expected to grow in the future). Besides, even though at the end of the year 2010 we have received an increase in the power price and the recognition of OyM through the Agreement with Generators, they have been unilaterally suspended by the Energy Secretariat. In turn, the tariffs of the distribution and transportation companies only vary once they have been approved by the ENRE, a situation which has not occurred in the last few years, even though the Master Agreements entered into which each of them specifically provided for such increases. It cannot be guaranteed that CAMMESA will continue remunerating the CVP as described or otherwise, that a new tariff chart will be approved for the distribution or transportation segment, or whether the agreements previously entered into (Agreement with Generators, Master Agreement and/ or agreements pursuant to Resolution No. 220/07) will be observed. Should these changes take place, revenues collected by the Company may be substantially reduced, resulting in an adverse effect on businesses, the financial situation and the results of the Group’s operations.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

Interest rate risk

The Company’s interest rate risk arises from its medium and long term indebtedness. Indebtedness at floating rates exposes the Company to the interest rate risk on its cash flows. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities. As at December 31, 2011, approximately 81 % of the loans were granted at a fixed interest rate. The remaining liabilities denominated in pesos (financial loans and short-term securities) were agreed at floating interest rates, based on the BADLAR and BAIBOR rates plus a spread which varies according to the contracted financial instrument. Approximately 88% of the debt denominated n U.S. dollars was issued at a fixed rate. The remaining liabilities denominated in U.S. dollars were agreed at a floating interest rate, based on the LIBOR rate plus a spread which varies according to the loan. The Company policy is to keep a high percentage of its indebtedness in instruments with fixed interest rates. The Company analyses its interest rate risk exposure dynamically. The situation is analyzed taking into consideration its positions regarding refinancing, renewals of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact of a defined variation in interest rates on profits or losses. In each simulation, the same defined interest rate variation is used for all the currencies. These simulations are only made in the case of obligations representing the main positions generating interest.

The Company partly mitigates the risk generated by interest rates in different ways. In the case of rates denominated in Argentine pesos, the risk resulting from the fluctuations in the BADLAR and BAIBOR rates is partly set off by investing the funds in short-term instruments with a yield based or referenced on the BADLAR rate and by entering into interest rate hedge agreements (fixed-to-floating rate swaps). In the case of rates denominated in U.S. dollars, the Company considers that the LIBOR rate volatility risk is low in view of the international crisis; therefore, interest rates denominated in U.S. dollars are expected to remain low, at least in the short term. Thus, as at the date hereof no hedge agreements for U.S. dollar-denominated interest rates have been entered into.

(b) Credit risk

Credit risk results from cash and cash equivalents, deposits in banks and financial institutions, and derivative financial instruments, as well as the clients’ credit exposure, which includes pending balances of accounts receivable and the committed transactions.

Regarding banks and financial institutions, only high credit quality institutions are accepted. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, past experiences and other factors.

Electric power generators collect a substantial part of their income through CAMMESA; these are the payments corresponding to the power placed at its disposal and the energy provided to the system. There is an increasing deficit between payments collected from CAMMESA and receivables from the generating companies regarding this entity. This is due to the fact that the price collected from CAMMESA regarding the electric power marketed in the Spot Market is regulated by the National Government and is lower than the generation marginal cost. The National Government has been filling this gap through reimbursable contributions by the Treasury.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

As these Treasury contributions do not cover the whole amounts receivable by generators on account of their power and energy sales to the Spot Market, CAMMESA’s debt with generators has gradually increased. It cannot be guaranteed that this gap between the spot price and the electric power generation cost will not continue or increase in the future, or that CAMMESA will continue making payments to generators, both regarding the energy and the power sold. The impossibility by generators to collect their receivables from CAMMESA may have a substantially adverse effect on their cash income and, consequently, on the result of their operations and financial situation which, in turn, may have an adverse effect on their capacity to repay their financial liabilities.

The maximum exposure of the Company to the credit risk results from the accounting value of each financial asset in the consolidated financial statements, after deducting the applicable allowances and provisions.

(c) Liquidity risk

The cash flow projection is made by the Financial Department.

The Company management supervises updated projections on liquidity requirements to guarantee there is sufficient cash to meet operating needs while keeping at all times a sufficient margin for unused credit facilities. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Such projections take into consideration the Company’s debt financing plans, the meeting of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency. Based on its projections, the Company considers that the liquidity risk is limited during the year 2012, and envisages a high liquidity risk for the year 2013, mainly on account of principal and interest maturities for its financial debts projected for that year.

Excess cash kept by operating entities and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests excess cash in term deposits, mutual funds and marketable securities, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity so as to provide a sufficient margin as determined in the previously mentioned projections. The following table includes an analysis of the Company’s non-derivative financial liabilities and derivative financial liabilities settled for a net amount, grouped according to their maturity dates and considering the period remaining until their contractual maturity date on the date of the consolidated statement of financial position. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for the understanding of the cash flow calendar. The amounts shown in the table are the contractual undiscounted cash flows.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

As of December 31, 2011	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Up to 5 years	Total
Accounts payable and other liabilities	1,181,358,832	129,834,890	44,432,050	212,154,969	1,101,526,997	2,669,307,739
Borrowings	444,733,222	449,066,951	257,217,115	993,679,591	1,196,585,709	3,341,282,588
Total	1,626,092,054	578,901,841	301,649,165	1,205,834,560	2,298,112,707	6,010,590,327

As of January 1, 2011	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 5 years	Up to 5 years	Total
Accounts payable and other liabilities	783,557,391	38,183,365	41,086,794	47,885,807	789,176,555	1,699,889,912
Borrowings	303,175,597	330,825,374	54,172,533	784,607,155	889,309,463	2,362,090,120
Derivatives financial instruments	-	7,253,000	-	-	-	7,253,000
Total	1,086,732,988	376,261,739	95,259,326	832,492,962	1,678,486,018	4,069,233,032

3.2) Derivative financial instruments management

The Company has conducted operations with derivative financial instruments aiming to mitigate the risk generated by fluctuations in the U.S. dollar exchange rate and in the BADLAR interest rate.

(a) Short-term securities – Interest rate SWAP

During the years 2010 and 2011, the Company conducted several derivative operations with local banks aiming to guarantee the interest rate in cash flows for interest payments of the debt service of Central Piedra Buena’s Class V Short-Term Security. As a whole, conducted swap contracts involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 50 million notional amount. This flow is the other side of the floating flow which the Company had to pay on account of the service of interest for such short-term amount. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

(b) Loans at a BADLAR rate – Interest rate SWAP

During the year 2011, the Company performed a derivative operation with Banco Galicia aiming to guarantee the interest rate in cash flows for interest payments of the debt service of a loan which Central Piedra Buena obtained from Banco de la Nación Argentina at a floating BADLAR rate plus a spread. The swap contract involved the collection of a floating interest flow based on the BADLAR rate and the payment of a fixed interest flow on a Ps. 10 million notional amount. This flow is the other side of the floating flow which the Company had to pay on account of the service of interest for such loan. Thus, the Company was hedged from increases in the BADLAR rate for the agreed term and notional amount.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

(c) Forward transactions – U.S. dollar Futures

During the period ended December 31, 2011, the Company conducted operations with derivative financial instruments, called “forward transactions”, aiming to mitigate the risk generated by fluctuations in the U.S. dollar exchange rate. Forward transactions consisted mainly of purchases of U.S. dollar futures contracts from ROFEX through the Rosario forward market. The purpose of these transactions is to reduce the risk resulting from future increases in the exchange rate for U.S. dollars, the currency in which the majority of the Company debt has been issued.

3.3) Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders, and keeping an optimal capital structure to reduce the cost of capital.

To keep or adjust its capital structure, the Company may adjust the amount of the dividends paid to its shareholders, reimburse capital to its shareholders, issue new shares, conduct stock repurchase programs or sell assets to reduce its debt.

In line with industry practices, the Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing the net debt by the total capital. The net debt equals the total indebtedness (including current and non-current indebtedness) minus cash and cash equivalents. The total capital corresponds to the shareholders’ equity as shown in the consolidated statement of financial position, plus the net debt.

During the period ended December 31, 2011, the Company’s strategy, which has not varied as compared to previous years, was to keep the leverage ratio within levels which are acceptable for companies of similar characteristics within the industry. Financial leverage ratios as at December 31, 2011 and January 1, 2011 were as follows:

	12.31.2011	01.01.2011
Total borrowings	3,341,282,588	2,362,090,120
Less: cash and cash equivalents	345,467,864	425,461,332
Net debt	2,995,814,724	1,936,628,788
Total capital	6,750,006,530	6,572,913,903
Leverage ratio	44.38%	29.46%

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

3.4) Fair value estimation

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

  Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.
  Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).
  Level 3: Asset or liability data not based on information that can be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2011 and January 1, 2011:

As of December 31, 2011	Level 1	Total
Assets
Derivatives financial instruments	1,315,707	1,315,707
Financial assets at fair value with
changes in profit and losss
Corporate securities	20,201,784	20,201,784
Government securities	43,499,783	43,499,783
Shares	8,997,291	8,997,291
Cash and cash equivalents	345,467,864	345,467,864
Total assets	419,482,429	419,482,429

As of January 1, 2011	Level 1	Total
Assets
Financial assets at fair value with
changes in profit and losss
Private debt	472,498,605	472,498,605
Government securities	4,100,820	4,100,820
Shares	25,550,749	25,550,749
Trust	18,621,566	18,621,566
Cash and cash equivalents	425,461,332	425,461,332
Total assets	946,233,072	946,233,072

Liabilities
Derivatives financial instruments	7,253,000	7,253,000
Total liabilities	7,253,000	7,253,000

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 3: (Continued)

The value of the financial instruments negotiated in active markets is based on the market quoted prices on the date of the consolidated statement of financial position. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in level 2.

If one or more variables used to determine the fair value cannot be observed in the market, the financial instrument is included in level 3.

NOTE 4: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The applied estimates and accounting judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances.

In order to prepare the financial statements, the Company has to make future assumptions and estimates. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements. The estimates which have a significant risk of producing adjustments on the amounts of the assets and liabilities during the following year are detailed below:

(a) Impairment of assets

Los activos de larga duración, incluyendo los activos intangibles identificables, son revisados por deterioro al nivel más Long-lived assets, including identifiable intangible assets, are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units or CGU).

Most of the main subsidiaries or joint ventures of the Company are cash generating units, as they have only one power generation plant (generation segment), a power transmission network (transmission segment) or one concession area for the distribution of electricity (distribution segment). Consequently, each subsidiary and joint venture in these segments represents the lowest level of composition of assets generating independent cash flows.

Assets subject to depreciation / amortization are reviewed for impairment when facts or circumstances show that the carrying amount may not be recoverable. Intangible assets with an undefined useful life, including goodwill, are subject to at least one annual test for impairment.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

In order to evaluate if there is evidence that a cash generating unit could be affected, both external and internal sources of information are analyzed. Specific facts and circumstances are considered, which generally include the discount rate used in the estimates of the future cash flows of each CGU and the business condition as regards economic and market factors, such as the cost of raw materials, oil and gas, the regulatory framework for the energy industry (mainly the RTI / MMC and recognition of expected prices), the projected capital investments and the evolution of the energy demand.

An impairment loss is recognized when the book value of the asset exceeds its recoverable value. The recoverable amount is the higher of the value of assets in use and the fair value less costs to sell. Any impairment loss will be distributed (to reduce the book value of the CGU's assets) in the following order:

(a)	first, to reduce the book value of goodwill assigned to the CGU, and
(b)	then, to the other assets in the cash generating unit (or group of units), prorated for the carrying amount of each asset in the unit (or group of units), taking into account not to reduce the carrying amount of the asset below the higher of its fair value less costs to sell, its value in use or zero value.

The value in use of each CGU is estimated on the basis of the current value of the future net cash flows that these units will generate. The Company management uses cash flow projections during a 10-year period with a terminal value calculated on the basis of perpetuity and the appropriate discount rates. In order to calculate the fair value less the costs to sale, the Company management uses the estimated value of the future cash flows that a market participant could generate from the appropriate CGU, and deducts the necessary costs to carry out the sale of the corresponding CGU.

The Company management is required to make judgments at the moment of the future cash flow estimation. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques.

The non-financial assets other than goodwill which have suffered an impairment in the past are reviewed in order to asses if the impairment can be reversed, as at the closing date of the fiscal year.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

As at December 31, 2011, impairment losses for Ps. 90.1 million and Ps. 557.8 million were recorded for intangible assets and property, plant and equipment, respectively, associated with the consolidated assets corresponding to Edenor as a result of the evaluation on their recoverability. In spite of its current economic and financial situation, the Company management has made its projections under the assumption that the electricity rates will be improved according to the circumstances. However, the Company management may not ensure that the future performance of the variables used to make its projections will be in line with what it has estimated. Therefore, significant differences may arise in relation to the estimates used and assessments made as of the issuance date of this consolidated financial statements. In order to contemplate the estimation risk contained in the projection of the variables used, the Company management has considered four different probability-weighted scenarios. Although in all of them an acceptable gradual tariff increase is assumed, the Company management has considered different timing and magnitude of expected VAD increases. Indeed, the optimistic scenario considers VAD increases since 2012 as a result of the RTI process and has been assigned a 5% probability. In contrast, the other three scenarios consider VAD increases as a result of the RTI process since 2013. These last three scenarios can be classified on the basis of cash flows (two intermediate and one pessimistic) depending on the opportunity of the application and magnitude of the expected MMC. The Company management has assigned for these scenarios the following percentages of probability of occurrence (based primarily on the experience with past delays in tariff renegotiation process): Base scenario: 50%, Intermediate scenario: 10%, and Pessimistic scenario: 35%.

(b) Current and deferred Income tax / Minimum presumed income tax

The Company records the income taxes using the deferred tax method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the book value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recorded or settled. A great level of judgment is required to determine the income tax provision since the Company management has to regularly assess the positions stated in the tax returns as regards those situations where the applicable tax regulations are subject to interpretation and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially acknowledged, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

(c) Allowance for legal actions

The Company is subject to several lawsuits, complaints and other legal proceedings, including customers’ claims, where a third party seeks the payment of damages, reimbursement for losses or compensation. The Company’s potential liability as regards these claims, lawsuits and other legal proceedings cannot be estimated for sure. The Company management, with the assistance of its legal counselors (lawyers) regularly reviews the status of each important proceeding and assesses its potential financial exposure. If the loss derived from a lawsuit or legal proceeding is deemed probable and the amount can be reasonably estimated, the Company establishes an allowance.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

The allowances for contingent losses reflect a reasonable estimation that losses will be incurred, based on information available to the Management at the financial statements date, and taking into account our litigation and resolution/settlement strategies. These estimates are prepared mainly with the help of legal counsel. However, if the Company management estimates are incorrect, current allowances might be inadequate and derive in a charge to profits that could have an adverse effect on the balance sheet, comprehensive income statement, statements of changes in shareholders' equity and cash flows.

(d) Allowance for uncollectible receivables

The Company is exposed to losses for uncollectible receivables. The Company management estimates the final collectability of the accounts receivable.

The allowance for uncollectible receivables corresponding to the accounts receivable of the energy distribution segment amounted to Ps. 86.2 million and Ps. 29.3 million as of December 31, 2011 and January 1, 2011 respectively, and such variation is due to the acquisition of the subsidiary AESEBA for Ps. 21.2 million, increases for Ps. 28.6 million taking into consideration that the renewal of the Master Agreement is pending approval, and Ps. 13.2 million resulting from the application of a ratio calculated on the basis of the historical series of collections for services billed through the end of each year and collections subsequent thereto, net of retirements of Ps. 6.0 million.

In order to estimate collections related to the energy generation segment we mainly consider the ability of CAMMESA to meet its payment obligations to generators, and the resolutions issued by Secretariat of Energy, which allow the Company to collect its credits with CAMMESA through different mechanisms. Future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in the assessment for each period. The allowance for uncollectible receivables related to the generation business as of December 31, 2011 and January 1, 2011 amounts to Ps. 4.4 million and Ps. 3.2 million, respectively.

For more information regarding the balances of the allowance for uncollectible receivables see Note 25 to our audited consolidated financial statements.

(e) Allocation of the purchase price in business combinations

To record business combinations, the Company uses the purchase method, which requires the registration of the identifiable acquired assets and taken on liabilities at their respective fair value at the acquisition date. The determination of fair value of identifiable acquired assets and assumed liabilities means that the Management is to make estimates and use valuation techniques, including independent appraisers, when the market price is not readily available. The excess of acquisition cost over fair value of identifiable net assets acquired is allocated to goodwill.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

The valuation assumptions underlying each of these valuation methods are based on available updated information, including discount rates, estimated cash flows, market risk rates and other data.

The excess acquisition cost over the fair value of identifiable net assets acquired is allocated to goodwill. If the fair value of identifiable net assets acquired is higher than its acquisition cost, the Company management must reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase, to ensure that the measurements appropriately reflect consideration of all available information as of the acquisition date. Once the Company ensures that the measurements are correct, it shall recognize the resulting gain in earnings on the acquisition date. The gain shall be attributed to the acquirer.

The purchase price allocation is subject to change during the twelve-month period subsequent to the acquisition date, with the adjustments reflected retrospectively.

(f) Disposal group classified as held for sale

When the Company is committed to a sales plan which implies the loss of control over a subsidiary, it will classify all the assets and liabilities of that subsidiary as held for sale, when the following criteria are fulfilled (irrespective of the fact that the entity retains after the sale a non-controlling interest in its former subsidiary):

  Its book value will be recovered mainly through a sales transaction, instead of through its continued use;
  It should be available, in its present conditions, for its immediate sale, subject exclusively to the ordinary terms and conditions for the sale of that subsidiary;
  Its sale should be highly probable, so the Company management should have a sales plan and should have initiated a program to find a buyer and complete such plan. Besides, the sale of the subsidiary should be actively negotiated at a reasonable price, in terms of its current reasonable value. Likewise, the sale must comply with all the conditions to be recognized as a sale completed within the following year after the classification date (except that the delay is caused by circumstances or events beyond the control of the entity, and there is enough evidence to believe that the entity remains committed to sell the subsidiary) and the activities necessary to complete the plan must indicate that the plan is unlikely to suffer significant changes or be canceled.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

The assets and liabilities related to the subsidiaries that are intended to be disposed of by sale by the Company and which comply with all the conditions precedent have been reclassified into a single line item within current assets and current liabilities, respectively. Moreover, these assets and liabilities have been valued at the lower of their book value or their fair value less their cost to sell, and a loss should be recognized in case the former value is higher than the latter

The valuation at fair value less cost to sale implies assumptions that are basically based on current available information (such as certain offers received and market conditions).

(g) Status of ongoing business of the subsidiary Edenor

In the year ended December 31, 2011, Edenor recorded a significant fall in its operating and net results, with its liquidity level and working capital having been affected as well. This situation is due mainly to both the delay in obtaining rate increases and higher costs recognition, requested in the presentations made until now by Edenor in accordance with the terms of the Adjustment Agreement, and the continuous increase of its operative costs that allow Edenor to maintain the level of the service.

It is worth mentioning that in compliance with the terms of the Adjustment Agreement, Edenor has maintained the quality of the distribution service, satisfying the constant year-on-year increase in the demand for electricity that has accompanied the economic growth of the last years. Due to both the increase recorded in the costs associated to the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, such as reducing certain specified costs, selling investments, as detailed in Note 35, reducing top management personnel’s fees, seeking new financing options, refinancing the financial debt with extended maturity terms, etc.; provided that these measures do not affect the sources of employment, the execution of the investments plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

In this framework, Edenor has made the corresponding presentations before control and regulatory authorities in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 4: (Continued)

The outcome of the overall electricity rate review is uncertain both as to its timing and final form. If during the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) the Company is not granted other mechanism to compensate cost increases, and/or; (iii) the Company does not obtain from the Federal Government other mechanism that provides it with financing for cost increases, it is likely that the Company will have insufficient liquidity and will therefore be obliged to implement various measures to preserve cash and enhance its liquidity. Nevertheless, the Company may not ensure that it will be able to obtain additional financing on acceptable terms. Therefore, should any of these measures, individually or in the aggregate, not be achieved; there is significant risk that such situation will have a material adverse impact on the Company’s operations that will force it to seek other liquidity resources. The Company may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the negative trend manifested in the current year depends, among other factors, on the occurrence of certain events that are not under Edenor control, such as the requested electricity rate increases, the Edenor’s Board of Directors believes that there exists a significant degree of uncertainty concerning the Company’s financial ability to comply with obligations in the ordinary course of business.

Edenor has prepared its financial statements in accordance with the accounting principles applicable to a going concern, assuming that the Company will continue to operate normally. Therefore, they do not include the effects of any adjustments or reclassifications, if there were any, that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 52% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

i.	There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former;
ii.	Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;
iii.	Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date in 2007;
iv.	There are and there have been no significant balances or transactions between Pampa Energía and Edenor;
v.	The Company is not contractually obliged to render financial assistance to Edenor.
vi.	Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 1 –Regulatory Framework .

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as described in Note 2 - Fixed assets and intangible assets recoverability assessment, which resulted in the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTA 5: INVESTMENTS IN SUBSIDIARIES

a) Subsidiaries information

The following table shows the subsidiaries under the direct or indirect control of the Company. Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

			12.31.2011	01.01.2011
	Country	Main activity	% Participation	% Participation
Bodega Loma la lata	Argentina	Operativa	100.00%	100.00%
CTG	Argentina	Operativa	92.56%	92.56%
EPCA	Argentina	Inversora	100.00%	100.00%
DESA	Argentina	Inversora	-	100.00%
IEASA	Argentina	Inversora	100.00%	100.00%
Inversora Diamante	Argentina	Inversora	91.60%	91.60%
Inversora Ingentis	Argentina	Inversora	100.00%	100.00%
Inversora Nihuiles	Argentina	Inversora	90.27%	90.27%
Inversora Piedra Buena	Argentina	Inversora	100.00%	100.00%
Loma de la Lata	Argentina	Operativa	100.00%	100.00%
Pampa Generación	Argentina	Operativa	100.00%	100.00%
Pampa Inversiones	Uruguay	Inversora	100.00%	100.00%
Pampa Participaciones	Argentina	Inversora	100.00%	100.00%
Pampa Participaciones II	Argentina	Inversora	100.00%	100.00%
Petrolera Pampa	Argentina	Operativa	100.00%	100.00%
Powerco	Argentina	Inversora	100.00%	100.00%
PRESA	Argentina	Operativa	100.00%	100.00%
Transelec	Argentina	Inversora	100.00%	100.00%

The non-controlling interest in the subsidiaries is not significant for the Company, except for Edenor, as mentioned in reference b) below.

b) Summarised financial infotmation for each subsidiary that has non-controlling interest

Edenor

i. Summary statement of financial position

	12.31.2011	01.01.2011
Non current assets	5,036,259,000	3,773,079,000
Current assets	2,204,440,000	1,154,205,000
Total assets	7,240,699,000	4,927,284,000

Non current liabilities	3,445,976,000	2,397,458,000
Current liabilities	2,313,036,000	786,499,000
Total liabilities	5,759,012,000	3,183,957,000

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 5: (Continued)

ii.	Summary statement of total comprehensive income

12.31.2011
Sales	2,893,191,000
Operating loss	(176,073,000)
Finance results, net	(397,300,000)
Total comprehensive loss of the year	(304,057,000)

iii. Summary statement of cash flows

12.31.2011
Net cash generated by operating activities	547,099,000
Net cash used in investing activities	(546,512,000)
Net cash used in financing activities	(119,016,000)

NOTA 6: INVESTMENTS IN JOINT VENTURES

12.31.2011
At the beginning	198,638,846
Participation in loss	(14,609,709)
Participation in other
comprehensive income	(2,398,106)
At the end	181,631,031

The Company’s joint businesses which are deemed meaningful in the Board of Directors’ opinion are as follows. The capital stock of joint businesses is made up of common shares each granting the right to one vote. The country of domicile is also the principal place where the joint business operates.

Company	Country	%Participation	Nature of the related
CITELEC	Argentina	50%	(1)

(1)	The Company has a co-controlling interest in CITELEC S.A., Transener S.A.’s controlling company, which operates and maintains the high-voltage electricity transmission network in Argentina (which encompasses about 11,700 km of own lines, as well as 6,110 km of Transba’s high-voltage lines in the Province of Buenos Aires).
Transener transports 95% of the electricity in Argentina.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 6: (Continued)

Bellow follows the summary financial information corresponding to the Company´s main joint ventures:

i.	Summary statement of financial position

Citelec	12.31.2011	01.01.2011
Non current assets	1,301,364,864	1,339,164,023
Current assets	331,889,969	278,767,307
Total assets	1,633,254,833	1,617,931,330

Non current liabilities	855,754,777	749,555,269
Current liabilities	162,092,626	198,415,432
Total liabilities	1,017,847,403	947,970,701

ii.	Summary statement of total comprehensive income

Citelec	12.31.2011
Sales	516,261,137
Operating loss	(77,681,957)
Finance results, net	9,334,985
Total comprehensive loss of the year	(13,643,798)

iii. Summary statement of cash flows
Citelec	12.31.2011
Net cash generated by operating activities	82,418,873
Net cash used in investing activities	(113,125,312)
Net cash generated by financing activities	60,466,848

The summary financial information presented above reflects the figures included in the financial statements conforming to IFRS of the joint ventures (and not the interest of the Company on those amounts) adjusted, if applicable, to ensure consistency with the accounting policies by the Company.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 7: INVESTMENT IN ASSOCIATES

12.31.2011
At the beginning	415,000
Increases	110,476,139
Participation in profit	19,779,284
At the end	130,670,423

The Company has an interest in only one associate which, in the opinion of the Board of Directors, is significant to the Company. The capital stock of the associate is comprised of common shares entitled to one vote each. The country of the legal domicile is also the main location of the activities of the joint business.

	País de	Porcentaje de	Naturaleza de
Compañía	domicilio	participación	la relación
CIESA	Argentina	10%	(1)

(1)

Through EPCA S.A., the Company holds an interest in Compañía de Inversiones de Energía S.A. (“CIESA”), a company which owns 55.3% of the capital stock of Transportadora de Gas del Sur S.A. (“TGS”). TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America.
In turn, it is the leading company in the production and marketing of natural gas liquids (NGL) both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications through its controlled company Telcosur S.A.

NOTE 8: SEGMENT INFORMATION

Management has determined the operating segments based on the reports reviewed by the Executive Director and used in making strategic decisions.

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, HINISA, HIDISA, CTG, CPB, Powerco, Energía Distribuida and Pampa Generación and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Exhibit I, the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 8: (Continued)

Consolidated statement of operation information at December 31, 2011	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated
Sales	2,842,129,197	257,641,836	2,921,309,926	52,198,234		6,073,279,193
Intersegment sales	9,189,844	488,730	-	3,393,292	(11,568,735)	1,503,131
Cost of sales	(2,533,666,288)	(237,770,380)	(2,548,840,982)	(40,672,144)	3,408,177	(5,357,541,617)
Gross profit	317,652,753	20,360,186	372,468,944	14,919,382	(8,160,558)	717,240,707

Selling expenses	(18,946,945)	-	(311,036,543)	(974,886)	17,266	(330,941,108)
Adminsitrative expenses	(140,238,082)	(51,312,737)	(235,110,663)	(43,779,693)	7,620,000	(462,821,175)
Other operating income	12,429,389	469,888	23,132,352	98,547,507	-	134,579,136
Other operating expenses	(19,359,589)	(13,511,946)	(44,238,747)	(13,615,197)		(90,725,479)
Share profit of associates	-	-	-	19,779,284	-	19,779,284
Excess of fair value of net assets acquired over cost	-	-	-	505,936,374	-	505,936,374
Impairment charges of property, plant and equipments and intangible
assets	-		(647,724,766)			(647,724,766)
Operating profit (loss)	151,537,526	(43,994,609)	(842,509,423)	580,812,771	(523,292)	(154,677,027)

Finance income	51,775,759	58,165,953	55,954,260	1,213,439	(14,093,162)	153,016,249
Finance cost	(218,452,117)	(44,366,888)	(243,832,985)	(26,302,374)	14,616,454	(518,337,910)
Others finance results, net	(14,251,813)	(13,791,927)	(120,259,672)	(11,756,739)	-	(160,060,151)
(Loss) Profit before income tax	(29,390,645)	(43,987,471)	(1,150,647,820)	543,967,097	-	(680,058,839)

Income tax	11,228,259	10,570,771	(44,615,900)	(4,017,351)	-	(26,834,221)
(Loss) Profit for the year from continuing operations	(18,162,386)	(33,416,700)	(1,195,263,720)	539,949,746	-	(706,893,060)

Discontinued operations	-	-	(131,782,775)	-	-	(131,782,775)
Adjustment non-controlling interest in joint arrangements	-	18,744,833	-	-	-	18,744,833
Total comprehensive (loss) profit of the year	(18,162,386)	(14,671,867)	(1,327,046,495)	539,949,746	-	(819,931,002)

Total (loss) profit attributable to:
Owners of the parent	(51,401,659)	(14,671,867)	(1,206,037,268)	530,715,457	-	(741,395,337)
Non - controlling interest	33,239,273	-	(121,009,227)	9,234,289	-	(78,535,665)

Depreciation and amortization (1)	130,430,648	48,595,865	241,660,313	24,693,696	-	445,380,522

Additional consolidated information as of December 31, 2011
Total assets	3,590,669,831	951,672,858	7,171,242,379	1,664,910,572	(477,834,106)	12,900,661,534
Total liabilities	2,431,105,440	509,532,386	5,847,704,942	921,065,069	(477,834,106)	9,231,573,731

(1) Includes amortizations and depreciation of fixed assets, intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 8: (Continued)

Accounting criteria used for the measurement of income, assets and liabilities of the business segments are consistent with those applied in the consolidated financial statements. Transactions between segments are conducted at market conditions. Assets are allocated according to the activities of the segment and the physical location of the asset. Liabilities are allocated based on the segment's operations.

The segment called “Energy transmission”, corresponding to the indirect interest in Transener and its subsidiaries, has been included as a reporting segment due to the fact that it is considered as such on the reports submitted to the Executive Director. Given that interest in these companies constitutes an interest in a joint venture, it is not consolidated and is valued at equity method.

In this regard, the reconciliation between segment information and the consolidated statement of comprehensive income follows:

Statement of operation at December 31, 2011	Segment information	Results from interest in joint ventures	Statements of total comprehensive income
Sales	6,073,279,193	(255,955,065)	5,817,324,128
Intersegment sales	1,503,131	-	1,503,131
Cost of sales	(5,357,541,617)	235,594,879	(5,121,946,738)
Gross profit (loss)	717,240,707	(20,360,186)	696,880,521

Selling expenses	(330,941,108)	-	(330,941,108)
Adminsitrative expenses	(462,821,175)	51,245,111	(411,576,064)
Other operating income	134,579,136	(467,831)	134,111,305
Other operating expenses	(90,725,479)	13,498,586	(77,226,893)
Share profit of associates and joint ventures	19,779,284	(14,609,709)	5,169,575
Excess of fair value of net assets acquired over cost	505,936,374	-	505,936,374
Impairment charges of property, plant and equipments and intangible assets	(647,724,766)	-	(647,724,766)
Operating (loss) profit	(154,677,027)	29,305,971	(125,371,056)

Finance income	153,016,249	(58,165,953)	94,850,296
Finance cost	(518,337,910)	44,358,929	(473,978,981)
Other finance results	(160,060,151)	13,792,345	(146,267,806)
Finance results, net	(525,381,812)	(14,679)	(525,396,491)
(Loss) Profit before income tax	(680,058,839)	29,291,292	(650,767,547)

Income tax	(26,834,221)	(10,546,459)	(37,380,680)
(Loss) Profit for the year from continuing operations	(706,893,060)	18,744,833	(688,148,227)

Discontinued operations	(131,782,775)	-	(131,782,775)
Adjunstment non-controlling interest in joint arrangements	18,744,833	(18,744,833)	-
Loss for the year	(819,931,002)	-	(819,931,002)

Depreciation and amortization	445,380,522	(48,578,614)	396,801,908

Additional consolidated information as of December 31, 2011	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Total assets	12,900,661,534	(769,043,538)	12,131,617,996
Total liabilities	9,231,573,731	(508,679,677)	8,722,894,054

 EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 9: PROPERTY, PLANT AND EQUIPMENT

Account	Net book value al the beginning of the year	Increases	Increases for acquisitions net disposals of the discontinuation of consolidation	Disposals	Impairment value	Transfers	Depreciations	Net book value at the end of the year

Land	22,335,101	50,000	13,013,473	(8,230,349)	-	-	-	27,168,225
Propierties	168,912,216	17,192,643	19,072,774	(7,207,010)	-	108,882,617	(16,663,257)	290,189,983
High, medium and low voltage lines	1,858,185,104	101,224,349	311,450,278	(533,443,672)	(300,333,748)	228,454,046	(107,913,120)	1,557,623,237
Substations	833,555,515	35,453,298	56,086,281	(103,998,608)	(99,320,414)	37,427,357	(38,651,788)	720,551,641
Transforming chamber and platforms	462,515,649	18,795,848	95,922,669	(120,625,029)	(63,273,696)	44,600,153	(24,928,915)	413,006,679
Meters	426,856,085	28,643,354	90,434,807	(146,485,485)	(94,740,813)	111,214,596	(35,917,666)	380,004,878
High-voltage lines	21,474,560	29,700	-	-	-	119,874,597	(7,795,750)	133,583,107
Electricity equipment of transmission	-	-	-	-	-	10,582,701	-	10,582,701
Wells	-	-	-	-	-	50,106,210	(15,583,193)	34,523,017
Generation equipment and machinery	588,715,249	84,131,334	80,178,901	(49,324,187)	-	955,817,656	(78,738,172)	1,580,780,781
Vehicles	13,999,288	3,494,736	6,478,842	(1,136,050)	-	1,387,788	(5,816,148)	18,408,456
Furniture and fixtures and software equipment	19,648,099	6,057,104	6,702,531	(4,073,254)	-	1,455,011	(10,790,417)	18,999,074
Communication equipments	37,074,362	71,702	(118,000)	(246,000)	-	2,762,226	(5,383,945)	34,160,345
Materials and spare parts	69,300,121	49,511,298	420,610	(41,507,753)	-	(25,199,566)	-	52,524,710
Tools	5,443,105	1,625,629	3,878,028	(618,428)	-	1,635,903	(1,653,946)	10,310,291
Work in progress	1,318,432,848	738,593,272	83,063,148	(22,239,124)	-	(1,583,004,382)	-	534,845,762
Work and compulsory work performed	5,583,742	25,251,929	-	-	-	-	(415,147)	30,420,524
Advances tu suppliers	73,188,140	16,581,922	-	-	-	(65,996,913)	-	23,773,149

Total as of 12.31.11	5,925,219,184	1,126,708,118	766,584,342	(1,039,134,949)	(557,668,671)	-	(350,251,464)	5,871,456,560

 EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 10: INTANGIBLE ASSETS

Account	Net book value al the beginning of the year	Increases	Impairment value	Depreciations	Net book value at the end of the year

Concession contract	959,517,680	792,104,026	(88,735,513)	(28,353,201)	1,634,532,992
Goodwill	5,627,370	-	-	-	5,627,370
Contracts identificable in acquisitions in the distribution segment	12,595,796	40,864,320	(1,320,583)	(9,251,891)	42,887,642
Total as of 12.31.11	977,740,846	832,968,346	(90,056,096)	(37,605,092)	1,683,048,004

 EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 11: FINANCIAL INSTRUMENTS

Financial Instruments by category

As of December 31, 2011	Financial assets at amortized cost	Financial assets at fair value with changes in profit and losss	Subtotal financial assets	Non financial assets	Total
Assets
Trade receivables and other receivables	2,012,379,356	-	2,012,379,356	-	2,012,379,356
Government securities	-	43,499,783	43,499,783	-	43,499,783
Corporate securities	-	20,201,784	20,201,784	-	20,201,784
Shares	-	8,997,291	8,997,291	-	8,997,291
Other investments at amortized cost	553,768,412	-	553,768,412	-	553,768,412
Derivatives financial instruments	-	1315707	1,315,707	-	1,315,707
Cash and cash equivalents	-	345,467,864	345,467,864	-	345,467,864
Non financial assets	-	-	-	9,145,987,799	9,145,987,799
Total	2,566,147,768	419,482,429	2,985,630,197	9,145,987,799	12,131,617,996

	Financial liabilities at amortized cost	Financial liabilities at fair value with changes in profit and losss	Subtotal financial liabilities	Non financial liabilities	Total
Liabilities
Trade and other liabilities	2,669,307,739	-	2,669,307,739	-	2,669,307,739
Borrowings	3,341,282,588	-	3,341,282,588	-	3,341,282,588
Non financial liabilities	-	-	-	2,712,303,727	2,712,303,727
Total	6,010,590,327	-	6,010,590,327	2,712,303,727	8,722,894,054

As of January 1, 2011	Financial assets at amortized cost	Financial assets at fair value with changes in profit and losss	Subtotal financial assets	Non financial assets	Total
Assets
Trade receivables and other receivables	1,360,560,008	-	1,360,560,008	-	1,360,560,008
Government securities	-	4,100,820	4,100,820	-	4,100,820
Corporate securities	-	472,498,605	472,498,605	-	472,498,605
Shares	-	25,550,749	25,550,749	-	25,550,749
Trusts	-	18,621,566	18,621,566	-	18,621,566
Other investments at amortized cost	75,122,209	-	75,122,209	-	75,122,209
Cash and cash equivalents	-	425,461,332	425,461,332	-	425,461,332
Other non financial assets	-	-	-	7,302,077,899	7,302,077,899
Total	1,435,682,217	946,233,072	2,381,915,289	7,302,077,899	9,683,993,188

 EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 11: (Continued)

	Financial liabilities at amortized cost	Financial liabilities at fair value with changes in profit and losss	Subtotal financial liabilities	Non financial liabilities	Total
Liabilities
Trade and other liabilities	1,699,889,912	-	1,699,889,912	-	1,699,889,912
Borrowings	2,362,090,120	-	2,362,090,120	-	2,362,090,120
Derivatives financial instruments	-	7,253,000	7,253,000	-	7,253,000
Non financial liabilities	-	-	-	1,403,936,373	1,403,936,373
Total	4,061,980,032	7,253,000	4,069,233,032	1,403,936,373	5,473,169,405

The categories of financial instruments have been determined according to IFRS 9. The financial liabilities at amortized cost also include the financial leases where the Company acts as lessee and should be measured according to the provisions of IAS 17.

The revenue, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

As of December 31, 2011	Financial assets at amortized cost	Financial assets at fair value with changes in profit and losss	Financial liabilities at amortized cost	Total
Interest income	94,850,296	-	-	94,850,296
Interest expense	-	-	(384,914,923)	(384,914,923)
Foreign exchange, net	35,612,975	5,283,661	(222,907,742)	(182,011,106)
Results from financial instruments at fair value	-	30,637,693	-	30,637,693
Other financial results	(87,635,463)	-	3,677,012	(83,958,451)
Total	42,827,808	35,921,354	(604,145,653)	(525,396,491)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 12: TRADE AND OTHER RECEIVABLES

Non current	Note	12.31.2011	01.01.2011

Receivables from energy distribution		45,724,515	45,531,000
Res. Nº 406/03 Inc. c) and FONINVEMEM consolidated receivables		190,454,322	191,458,800
Other		2,614,363	101,315
Allowance for doubtful accounts		(1,736,107)	-
Trade receivables, net		237,057,093	237,091,115

Tax credits:
- Value added tax		25,083,198	18,248,054
- Tax on gross sales		7,416,942	7,328,560
- Income tax		121,244,078	65,164,672
- Others		5,757,954	10,890,112
Advance to suppliers		-	3,653,335
Prepaid expenses		1,140,000	1,199,000
Other		18,505,315	11,388,125
Allowance for other receivables	25	(52,630,565)	(43,258,215)
Other receivables, net		126,516,922	74,613,643

Total non current		363,574,015	311,704,758

Current

Receivables from energy distribution		604,851,772	435,771,000
Receivables from Argentine Wholesale Electric Market ("WEM")		82,786,094	78,113,330
CAMMESA - Generation		337,279,970	150,653,416
Res. Nº 406/03 Inc. c) and FONINVEMEM consolidated receivables		115,108,312	74,179,781
Receivables from oil and liquid sales		14,888,880	-
Debtors in litigation		16,645,777	15,619,719
Related parties	33	3,880,398	1,348,965
Other		2,759,370	9,805,181
Allowance for doubtful accounts	25	(88,483,200)	(32,027,303)
Trade receivables, net		1,089,717,373	733,464,089

Tax credits:
- Value added tax		92,666,216	165,527,822
- Tax on gross sales		4,828,187	1,154,827
- Income tax		15,857,963	4,881,567
- Tax on asset credit		1,588,657	3,435,734
- Other		2,215,797	7,025,702
Advance to suppliers		87,818,486	55,425,491
Advance to employees		4,938,372	6,392,717
Related parties	33	174,950,724	-
Prepaid expenses		26,316,154	14,751,221
Other debtors from energy distribution		20,405,039	23,321,000
Rights over arbitration proceedings		109,388,500	-
Deposits in guarantee on financial derivative instruments		14,466,723	20,146,671
Other		31,095,911	26,901,620
Allowance for other receivables	25	(27,448,761)	(13,573,211)
Other receivables, net		559,087,968	315,391,161

Total current		1,648,805,341	1,048,855,250

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 12: (Continued)

Book value of current trade and other receivables is similar to their fair value due to their short-term maturity.

Non-current trade and other receivables are measured at their current value at market rate. The amount thus obtained does not materially defer from their fair value.

NOTE 13: INVENTORIES

Non current	12.31.2011	01.01.2011

Other	-	638,632
	-	638,632

Current

Materials and spare parts	35,293,569	24,708,213
Other	2,665,684	4,864,775
	37,959,253	29,572,988

NOTE 14: CASH AND CASH EQUIVALENTS

	12.31.2011	01.01.2011

Cash	1,499,097	1,152,039
Banks	132,017,129	140,361,770
Securities deposit	11,274,203	33,219,949
Time deposits	49,359,887	102,678,947
Mutual funds	151,317,548	148,048,627
	345,467,864	425,461,332

NOTE 15: COMMON STOCK

At December 31, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 15: (Continued)

Publicly traded shares

The Company’s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index.

Furthermore, on August 5, 2009, the United States’ Securities and Exchange Commission (“SEC”) authorized the Company for the registration of American Depositary Shares (“ADSs”) representing 25 common shares each. On October 9, 2009, the Company started to market its ADSs on the New York Stock Exchange (“NYSE”).

The listing of the ADSs with the NYSE is part of the Company’s strategic plan to increase its liquidity and the volume of its shares.

NOTE 16: PAYMENTS BASED ON SHARES

In concordance to with the resolution of the Ordinary and Extraordinary Shareholders Meeting held on April 8, 2009 and the report of the Company’s Audit Committee, on April 16, 2009 the Company and some of its Executives entered into an amendment to the original Opportunities Assignment Agreement (signed on September 27, 2006) which extended the term of the Agreement by five years until September 27, 2014. Therefore, on that date the Company signed with each of the relevant executives a third agreement amending certain terms of the Contracts, including the date of acquisition of the right to exercise the Warrants and their exercise price, which was set at US$ 0.27 per warrant. According to the terms agreed in such amendment, one-fifth of each Warrant may be exercised annually as from September 28, 2010 and until September 28, 2014, and will remain in effect for fifteen years as from the date of issuance.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that with the purpose of emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

For the original agreement and subsequent amendments, the Company issued Warrants granting the right to subscribe a total 381,548,560 at different exercise prices. The fair value of these Warrants has been measured according to the Black-Scholes valuation model. The main variables considered in such model are the following: 27% volatility, based on the historical volatility of the Company; 3% dividends; and 4.63% risk-free U.S. dollars interest rate.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 16: (Continued)

During the fiscal year ended December 31, 2011, the Company recognized Ps. 8,945,352 as Warrants cost. As of December 31, 2011 the shareholders’ equity reserve amounts to Ps. 241.5 million.

The movements in the number of Warrants and their respective average exercise prices are detailed below:

	12.31.2011
	Stock Options	Average price of the year
At the beginning	381,548,564	0.27
Granted	-	-
Excercised	-	-
At the end	381,548,564	0.27

The Warrants have the following maturity dates and exercise prices:

		Stock Options
Expiration	Price of the year	12.31.2011	01.01.2011
26.04.2024	0.27	111,500,000	111,500,000
26.04.2024	0.27	150,000,000	150,000,000
26.04.2024	0.27	120,048,564	120,048,564

NOTE 17: LEGAL RESERVE

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 18: PROFIT DISTRIBUTIONS
a) Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

b) Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011.

Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

As at December 31, 2011, the Company’s Board of Directors has not been able to implement this mechanism regarding the tax applicable as at that date, since the Company has no accumulated income sufficient to approve the anticipated dividends' amount. The Company is currently evaluating alternative mechanisms to recover the corresponding proportional amount from the shareholders covered by the tax.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 19: TRADE AND OTHER PAYABLES

Non current	Note	12.31.2011	01.01.2011

Suppliers		868,167	1,855,000
Customer guarantees		53,476,536	24,356,884
Customer advences		-	25,855,170
Trade payable		54,344,703	52,067,054

ENRE fines and bonuses		506,598,275	455,421,000
Programme of rational use of energy		867,088,453	529,097,000
Other		292,725	-
Other payable		1,373,979,453	984,518,000

Total non current		1,428,324,156	1,036,585,054

Current

Suppliers		993,168,800	562,126,817
CAMMESA		-	24,694,558
Fees and royalties		5,625,370	3,317,761
Related parties	33	49,274	85,440
Customer advences		1,487,565	37,664,534
Customer guarantees		80,248,229	699,735
Trade payable		1,080,579,238	628,588,845

Current

Dividends payable		1,210,680	26,357,604
Programme of rational use of energy		61,566,021	-
ENRE fines and bonuses		35,636,000	-
Guarantees executed		28,908,813	-
Other		33,082,831	8,358,409
Other payables		160,404,345	34,716,013

Total current		1,240,983,583	663,304,858

The book value of the trade receivables and other current receivables approximates to its fair value due to their short-term maturity.

The trade receivables and other long-term receivables are measured by their current value using a market rate. The amount thus obtained does not differ significantly from its fair value.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: BORROWINGS

Non current	Note	12.31.2011	01.01.2011

Financial loans		469,222,243	72,815,560
Corporate bonds		1,875,180,933	1,654,510,757
Related parties	33	103,078,352	-
		2,447,481,528	1,727,326,317

Current

Bank overdrafts		269,218,701	124,938,171
Short-term notes		179,298,346	149,272,446
Financial loans		248,919,868	284,841,966
Corporate bonds		24,956,247	27,325,472
Interest to pay		58,218,561	48,270,615
Related parties	33	113,189,337	115,133
		893,801,060	634,763,803

During the year ended December 31, 2011, the Company and its subsidiaries acquired its own Corporate Bonds or Corporate Bonds of various subsidiaries at their respective market value for a total face value of US$ 64.0 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 6.7 million disclosed under the line “Result of repurchase of financial debt” within other financial results.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

i. Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 17, 2009. Up to the issue of these financial statements, Transener has not issued any class and / or series of Corporate Bonds under this Programme.

Refinancing of Transener’s Class 1 Corporate Bonds

Since the beginning of the year 2011 suitable conditions were observed in the international capital market and due to the partial amortization of Class 1 Corporate Bonds as from the year 2013, Transener has decided to refinance these securities, mainly aiming to extend its debt terms.

This process, which was initiated in April 2011, comprised a cash purchase offer and an exchange offer for Class 1 Corporate Bonds. As of the closing of these offers, consensus for approximately 65% of all offered securities had been obtained. This result includes Transener and Transba’s portfolio securities for US$ 29.1 million.

Furthermore, as part of such refinancing, Transener called for Extraordinary Meetings of Class 1 Corporate Bonds Holders for the discussion of an amendment to the First Addendum to the Program’s Trust Agreement aiming to substantially eliminate all restrictive covenants and breach events contained in the terms and conditions of Class 1 Corporate Bonds. On July 29 and August 10, 2011, such meetings approved the amendment pursuant to the terms proposed by Transener.

In order to finance the stated securities’ purchase and exchange offer, Class 2 Corporate Bonds amounting to US$ 53.1 million were issued on August 2, 2011, and US$ 47.4 million were issued on August 11, 2011. Consequently, the total value of Class 2 Corporate Bonds amounted to US$ 100.5 million. The new securities will be totally amortized on August 15, 2021, and will bear interest at an annual rate of 9.75%.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The new Corporate Bonds Class 2 have been authorized for its price in the Stock exchange of Trade of Buenos Aires and in the Stock exchange of Luxembourg and for his negotiation on the Opened Market Electronic S.A.

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions.

CAMMESA’s financing to Transener and Transba

As a result of the delay in the implementation of cost adjustments according to the guidelines stipulated in the Agreement, on May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps. 42.7 million, respectively.

As described in Note 1, pursuant to the complementary agreement entered, Transener and Transba will apply the receivables acknowledged by the ES and ENRE on account of cost variations to the cancellation, up to such amounts, of the financing granted by CAMMESA.

On May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans would be destined to operation and maintenance operations and to the investment plan for the year 2011, and would be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these covenants are not being fully met since as of December 31, 2011 the amounts received from CAMMESA do not amount to 20% of the corresponding cost variations from june 2005 to november 2010, and since no amounts are being collected for the remuneration adjustment which should have been made since December 1, 2010.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

Likewise, on September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of December 31, 2011, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

ii. Edenor and subsidiaries

Edenor´s Corporate Bonds Programme

On October 25, 2010, Edenor issued Corporate Bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled Corporate Bonds for a nominal value of US$ 123.9 million as follows: - exchanged Class 7 Corporate Bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and; - acquired Class 7 Corporate Bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including interests accrued and unpaid.

New Class 9 Corporate Bonds amounting to US$ 230.3 million, with an amortization of principal in a single payment in 2022, have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011. Edenor requested that the Corporate Bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

On April 26, 2011, Edenor have issued Corporate Bonds for a face value of US$ 69.7 million, thus completing the original amount of the series of up to US$ 300 million.

Edenor used the received founds from the placement of the Corporate Bonds to refinance part of its short term outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

Bank loans

As part of the debt refinancing corresponding to the Corporate Bonds issued by EDESA, EDESAL and EDELAR and guaranteed by EMDERSA for US$ 75.5 million dated September 14, 2006, during the month of July 2010 Banco Itaú Argentina S.A. and Standard Bank Argentina S.A., among others, granted financing to distributors under a medium-term syndicated loan nominated in pesos aimed mainly to the early cancellation of the Corporate Bonds' debt.

The amount disbursed through these loans amounted to Ps. 208.5 million and finally matures in July, 2013, quarterly maturities of principal are also provided for as from January 2012.

Pursuant to the operation mentioned in Note 35, the change in control of the acquired companies’ capital stock resulted in the cancellation of the previously mentioned Edenor subsidiaries’ loans; therefore, on March 4, 2011 Edenor granted several loans to such subsidiaries pursuant to the following distribution: i) EDEN Ps. 80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps. 131.3 million; and iv) EDESAL Ps. 37.5 million. Such loans will mature on April 30, 2011, bear interest at an annual 16% rate and have been applied, among other uses, to the early cancellation of short-term financial loans and banking debt.

On April 29, 2011, Edenor signed a refinancing agreement with EDEN, EDESAL, EDELAR and EDESA on the hereinbefore mentioned granted loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All mentioned loans have been agreed in keeping with market conditions for this kind of operations. On October 25, 2011, EDESAL cancelled the total amount of its debt. During the third quarter 2011, EDEN effected partial cancellations of its financial lending for a total amount of Ps. 4.5 million.

On October 25, 2011, EDESAL made an early cancellation of the balance of the syndicated loan for the amount of Ps. 20.4 million. The funds used to make both early cancellations came from a new syndicated loan granted on October 25, 2011 for an amount of Ps. 60 million and with a four-year repayment term, with the payment of quarterly interest and semi-annual and consecutive amortizations of Ps. 7.5 million each, the first installment maturing on April 25, 2012 and the last installment maturing on October 25, 2015.

Edenor agreed to grant a bond in favor of the banks Itaú Argentina S.A. and Standard Bank Argentina S.A. for the amount of Ps. 60 million in order to guarantee the due performance of the obligations taken on by EDESAL under the hereinbefore mentioned financing. The bond’s effective date will be subject to the occurrence of the first of the following conditions precedent: (i) that EMDERSA’s demerger has not been perfected as at September 16, 2013; or (ii) that Edenor breaches certain EDESAL’s joint administration obligations during the life of the trust. Should at least one of these events fail to be verified, the bond will not become effective.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the closing of these financial statements, Edenor entered into an addendum with Banco Ciudad whereby the maturity date for this loan was extended until February 2014.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total nominal value of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012 and July 2014, respectively. Interest is paid on a monthly basis.

As of December 31, 2011, the unpaid balance for the above mentioned loans amounts to Ps. 13.8 million.

Furthermore, on November 3, 2011, EDEN executed a loan agreement with Edenor denominated in United States dollars for the term of one year and an amount of US$ 3.1 million, which will be destined to the cancellation of the management operator debt. This loan accrues compensatory interest at an 8.5% annual nominal rate, with the payment of quarterly interest and the repayment of principal at its maturity.

iii. EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its Corporate Bonds, the main obligations assumed by EASA consist in limitations to: (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

iv. CTG

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million.

CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

  Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);
  Paid US$ 8.9 million in cash to the holders that exercised this option; and
  Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

Amendments to covenants of Corporate Bonds

On December 19, 2008, and on January 16, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The approved amendments allow CTG, among others to:

  Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.
  Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).
  Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Corporate Bond Program

On October 11, 2011, at CTG’s Extraordinary General Meeting of Shareholders, the creation of a program for the issuance of nonconvertible, simple corporate bonds was approved for a nominal value of up to US$ 50 million or its equivalent in other currencies.

On February 17, 2012, CTG’s Board of Directors approved the terms and conditions of these corporate bonds program as detailed in its prospectus draft.

On February 6, 2012, CTG’s Board of Directors approved the issuance of the corporate bonds and their terms and conditions as detailed in the Prospectus supplement. The terms and conditions of these corporate bonds are detailed below:

  Classes: Class 1 and Class 2 corporate bonds.
  Amount: the total maximum nominal amount of the corporate bonds which may actually be issued will amount to up to Ps. 125 million.
  Maturity: 12 months as from their issuance date, in the case of Class 1 negotiable obligations, and between 18 and 21 months as from their issuance date, in the case of Class 2 negotiable obligations.
  Amortization: 100% of the corporate bonds will be paid in a lump sum on the maturity date for each class.
  Interest: interest will accrue at an annual nominal floating rate equivalent to the Private Badlar rate applicable to the interest periods on each payment date plus a spread to be timely determined, and it will be payable in arrears on a quarterly basis .
  Commitments: mainly limitations to indebtedness and the sale of assets.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt (the “VCP”) up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue Corporate Bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme. Up to the issue of these financial statements, CTG has not issued any class and / or series of Corporate Bonds under this Programme.

On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of the VCPs programme as detailed in its Prospectus draft.

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100 million, one for Ps. 50 million accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50 million accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, due on March 23, May 9 and June 25 of 2012.

On October 3, 2011, Banco COMAFI granted CTG a US$ 2.2 million loan payable on April 9, 2012 and subject to a 4.1% fixed annual nominal rate.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

v. CPB

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of VCP in the form of simple Corporate Bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

Resources derived through the issuance of these VCPs were destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

During the years 2011 to 2009, CPB issued seven VCP series under this program, for a total amount of Ps. 367.4 million. Series 6 and 7 issued for a total nominal value of Ps. 125.7 million are in force as of December 31, 2011.

On December 13, 2011, at CPB’s Ordinary and Extraordinary General Meeting of Shareholders, the extension of outstanding short-term debt securities to be issued under the Program up to a maximum amount of Ps. 300 million was approved. As at the issuance hereof, the extension is pending approval by the National Securities Commission.

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10.

On March 21, 2011, the Company entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the agency in charge of dispatch (“OED”) from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Notes No. 6157/10 and 7375/10, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

On April 18 and August 2, 2011, the ES approved two requests by CPB to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. In turn, the ES instructed CAMMESA to conduct an audit for the approval of all labor surcharges reported by CPB and amounting to Ps. 1.3 million, which were finally approved.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the CPB’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the issuance hereof, CPB has honored all undertaken commitments.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

As of December 31, 2011, CPB had received partial advances from CAMMESA for a total amount of Ps. 66.1 million, which accrued interest for an amount of Ps. 5.4 million.

50

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The balance owed by CPB, plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 64.2 million.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modifies the financing amount, which current amounts to Ps. 69.6 million.

Bank loans

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20 million, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of December 31, 2011, this loan has been repaid in full.

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal is repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 47.5 million.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal will be repaid as a lump sum in August, 2012. As at December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 10 million.

vi. Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (the “Project”)..

The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million, and fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of Corporate Bonds, as defined below). The facility agreements provided set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million.

Due to the issuance of the Corporate Bonds, mentioned in the following note, Loma de La Lata made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

On March 1, 2011, Loma de la Lata entered into an amendment to the agreements executed with the Project’s contractor whereby this company’s obligation to keep the stated guarantees was cancelled. The participating banks, upon Loma de la Lata’s request, released the amounts held in escrow for the payment of the Project’s contractual milestones.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

Issuance of Corporate Bonds of Loma de La Lata

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the Corporate Bonds issued are secured by Pampa Energia (parent company of Loma de La Lata) as direct and main obligor.

Amendments to covenants of Corporate Bonds

In the Extraordinary Corporate Bond Holders´ Meeting held on March 23, 2010, Loma de La Lata completed the process to amend certain restrictive Corporate Bonds covenants. The main amendments are described below:

  Any present or future equity interest of any Loma de La Lata subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.
  Allowed indebtedness is increased from US$ 25 million to US$ 60 million.
  Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.
  Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.
  Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

In the Extraordinary Corporate Bonds Holders´ Meeting which took place on April 29, 2011, modifications of certain Corporate Bonds' covenants were approved. The main modifications are described below:

  The authorization for early redemption through the payment of additional amounts.
  The authorization for payments resulting from the Corporate Bonds to be made, at Loma de La Lata’s option, in US$ or in pesos at the reference exchange rate.
  The deadline for the project’s conclusion is set at December 31, 2011.

In the Extraordinary Meeting of Negotiable Obligations Holders held on October 17, 2011, the modification of certain Negotiable Obligations' covenants was agreed, including the modification of certain terms and definitions of the Personal Guaranty.

In the Extraordinary Meeting of Corporate Bonds Holders held on December 19, 2011, the modification of certain covenants of the Negotiable Obligations was agreed, including the amendment of certain terms and definitions of “Provisional Reception Certificate” and “Project’s Conclusion Date”.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010.

On November 17, 2011 at the Loma de La Lata’s Ordinary General Meeting of Shareholders, the extension of the maximum amount of outstanding corporate bonds to be issued under the program up to US$ 350 million was approved.

Bank Loans

On January 15, 2010, Banco de la Nación Argentina granted financing to Loma de La Lata for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

vii. Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding such transaction, Pampa Inversiones transferred 78,224,000 Corporate Bonds issued by EASA. and 22,137,320 Corporate Bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. On January, 25, 2011, Pampa Inversiones cancelled such transaction, the guarantee on the investment of the Corporate Bonds mentioned being thus released.

Regarding the acquisitions of CIESA Corporate Bonds, realized on January, 27, 2011 mentioned in Note 35, Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of US$ 60 million. On March 4, 2011, Pampa Inversiones received additional financing from such entities for US$ 30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension, which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

This financing is secured by the Company for an amount of up to US$ 90 million. Additionally, the Company is under a duty to meet certain covenants, which to date have been met.

On December 1, 2011, Pampa Inversiones agreed with Deutsche Bank on an assignment of securities with a repurchase commitment for an amount of US$ 2.6 million at a LIBOR rate plus a 5% spread payable on a quarterly basis and maturing on March 1, 2012.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 20: (Continued)

viii. Petrolera Pampa

Global Short-Term Debt Securities Program

On July 27, 2011, at Petrolera Pampa’s Extraordinary General Meeting of Shareholders the creation of a global short-term debt securities program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

Additionally, on October 6, 2011, Petrolera Pampa perfected the issuance of its Class 1 VCPs for an amount of Ps. 46.7 million, which accrues interest at a BADLAR rate (passive interest rate based on the average rates for fixed-term deposits of amounts above Ps. 1 million and at terms of 30 to 35 days in private banks of the City of Buenos Aires and Greater Buenos Aires) plus a 3.5% spread. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs will be destined to the payment or working capital, the refinancing of liabilities and/or investments in physical assets.

Bank loans

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest will be payable on a monthly basis as from the granting date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the loan granting date. The loan is guaranteed by a bond granted by the Company, and funds will be allocated to the refinancing of liabilities.

ix. Pampa Energía

TGS financing

On October 6, 2011, TGS granted the Company a loan amounting to US$ 26 million for an initial term of one year, automatically renewable at maturity for an additional year and accruing interest at an annual 6.8% rate.

Financing of the acquisition of participation in INNISA and INDISA

As of December 31, 2011, the Company had financing from Banco Galicia y Buenos Aires (“Banco Galicia”) for an amount of US$ 5,515,433 at an annual interest rate of 4%. This loan was used to partially finance the acquisition of shares in Inversora Nihuiles and Inversora Diamante in October 2006

On March 7, 2012, the Company has cancelled all its capital stock plus interest accrued from that financing.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 21: SALARIES AND SOCIAL SECURITY PAYABLE

Non current	12.31.2011	01.01.2011

Bonus for antiquity	18,064,625	12,432,000
Retirement anticipated	5,519,982	6,845,000
	23,584,607	19,277,000

Current

Saliaries and social security contributions	119,505,051	89,254,033
Provision for vacations	123,679,883	79,930,588
Provision for gratifications	24,814,960	12,351,418
Provision for annual bonus for efficiency	51,681,093	28,846,980
Retirement anticipated	5,219,146	6,165,000
	324,900,133	216,548,019

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 22: DEFINED BENEFITS PLANS

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)	seniority bonus to be granted to personnel with certain number of years of service;
b)	a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

The amounts and conditions vary depending on the collective bargaining agreement and for staff not covered by the agreement.

The movement in the defined benefit obligation over the year is as follows:

12.31.2011
Liabilities at the beginning of the year	61,667,668
Cost for services	4,197,181
Cost for interest	17,027,891
Actuarial losses	50,950,235
Benefit payments	(9,324,288)
Liabilities acquired in business combinations	812,981
Liabilities at the end of the year	125,331,668

As of December 31, 2011 and 2010, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

The amounts recognized in the income statement are as follows:

12.31.2011
Cost for services	4,197,181
Cost for interest	17,027,892
Actuarial losses	(1,544,357)
Cost for past services	529,582
Total cost	20,210,298

12.31.2011
Discount rate	29%
Salaries increase	6%
Inflation	2%

 EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 23: INCOME TAX

The composition and evolution of deffered tax assets and liabilities is:
	01.01.2011	Increases for consolidation net disposals of the discontinuation of consolidation	Profit (losss)	12.31.2011
Tax los-carryforwards	157,271,334	1,960,537	(49,384,536)	204,695,333
Financial assets at fair value with changes in profit and loss	(132,370)	141,882	(11,196,910)	10,922,658
Trade receivables and other receivables	(55,683,910)	1,223,448	(18,575,500)	(38,331,858)
Property, plant and equipment	(771,811,718)	(115,862,126)	100,517,134	(756,466,726)
Intangible assets	(276,637,694)	41,071,513	(124,040,834)	(193,668,373)
Borrowings	(23,057,074)	-	11,519,182	(34,576,256)
Salaries and social security payable	10,579,686	5,111,186	(19,276,547)	24,745,047
Trade and other payable	176,920,534	18,713,314	(9,586,424)	167,793,644
Business combinations	-	-	127,679,018	(127,679,018)
Assets and liabilities classified as held for sale	-	-	(37,324,366)	37,324,366
Other	(587,769)	5,019,568	(6,298,520)	691,183
Deferred tax liabilities	(783,138,981)	(42,620,678)	(35,968,303)	(704,550,000)

As follow is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

12.31.2011
Loss before taxes and non controlling interest	(650,767,547)
Current tax rate	35%
Result at the tax rate	227,768,641

Share (loss) profit of Joint Ventures and associates	1,809,351
Reserve for directors’ options	(3,130,873)
Excess of fair value of net assets acquired over cost	26,536,431
Inpairment of investments	(126,835,144)
Non-taxable income / Non-deductible loss	40,684,653
Other	11,427,200
Subtotal	178,260,259

Expiration of tax loss-carryforwards	(10,203,098)
Tax on asset credit	(8,244,684)
Change in valuation allowance for tax loss carryforward	(197,193,157)
Total income tax expense	(37,380,680)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 24: TAX LIABILITIES

Non current	12.31.2011	01.01.2011

Value added tax	31,787,832	35,129,901
Other	13,888,085	11,534,303
	45,675,917	46,664,204

Current

Income tax provision, net of witholdings and advances	48,883,043	31,931,330
Tax on assets provision, net of witholdings and advances	20,253,397	7,006,544
Value added tax	17,740,253	31,202,987
Municipal, provincial and national contributions	44,129,992	32,024,000
Municipal taxes	36,949,566	27,231,902
Tax withholdings to be deposited	24,926,254	15,864,546
Stamp tax payable	9,590,568	-
Other	15,079,038	12,787,329
	217,552,111	158,048,638

NOTE 25: PROVISIONS

	For doubtful accounts	For other receivables	For contingencies
Total allowances as of january 1, 2011	32,027,303	56,831,426	69,303,091
Increases	40,017,595	30,250,763	62,824,744
Increases for business combinations	21,469,759	838,000	60,395
Decreases	(3,295,350)	(7,840,863)	(50,814,111)
Total allowances as of december 31, 2011	90,219,307	80,079,326	81,374,119

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 26: SALES

12.31.2011

Sales of energy to the SPOT Market	2,054,327,482
Sales of energy to the Forward Market	498,671,154
Energy plus sales	242,357,093
Gas sales	6,978,651
Energy exportation	14,402,481
Other sales	25,392,336
Generation subtotal	2,842,129,197

Energy sales	2,708,654,210
Income from construction	71,241,000
Right of use of posts	79,127,461
Connection and reconnection charges	10,936,922
Other sales	51,350,333
Distribution subtotal	2,921,309,926

Gas sales	45,536,836
Oil and liquid sales	6,048,196
Other sales	613,202
Holding and others subtotal	52,198,234

Intersegment sales	3,189,902

Total sales	5,818,827,259

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 27: COST OF SALES

12.31.2011
Inventories at the beginning of the year	30,211,620

Loss for the year
Purchases of inventories	2,186,501,203

Salaries and social benefits	601,809,701
Fees and compensations for services	272,120,261
Property, plant and equipment depreciations	336,175,416
Intangible assets depreciations	30,794,372
Transport of energy	15,632,664
Gas consumption	497,723,194
Purchase of energy	200,812,610
Fuel consumption	604,990,918
Material and spare parts consumption	76,608,199
Penalties	74,753,000
Construction costs	83,406,000
Maintenance	39,780,210
Royalties and fees	27,195,917
Transport and per diem	2,362,269
Rental and insurance	32,200,347
Surveillance and security	10,220,657
Taxes, rates and contributions	23,954,587
Communications	7,515,566
Other	5,137,280
Subtotal	2,943,193,168

Inventories at the end of the year	(37,959,253)
Cost of sales	5,121,946,738

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 28: SELLING EXPENSES

12.31.2011
Salaries and social benefits	115,879,733
Fees and compensations for services	129,552,539
Depreciations of property, plant and equipment	2,256,970
Fuel consumption	45,428
Material and spare parts consumption	1,104,144
Maintenance	3,847,303
Doubtful accounts	12,903,287
Transport and per diem	438,496
Rental and insurance	508,904
Surveillance and security	2,301,231
Taxes, rates and contributions	39,181,144
Communications	16,581,474
Advertising and promotion	640,476
Other	5,699,979
330,941,108

NOTE 29: ADMINISTRATIVE EXPENSES

12.31.2011
Salaries and social benefits	178,934,324
Fees and compensations for services	85,152,908
Directors and Sindycs’ fee	26,807,712
Reserve for directors’ options	8,945,352
Property, plant and equipment depreciations	11,819,078
Intangible assets depreciations	6,810,720
Fuel consumption	186,169
Material and spare parts consumption	2,995,766
Maintenance	1,982,299
Rental and insurance	21,423,769
Transport and per diem	6,446,107
Surveillance and security	16,742,026
Taxes, rates and contributions	13,409,990
Communications	7,418,805
Advertising and promotion	17,655,248
Other	4,845,791
411,576,064

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 30: FINANCIAL RESULTS

Finance income	12.31.2011
Financial interest	94,850,296
Total finance income	94,850,296

Finance cost
Financial interest	(384,914,923)
Taxes and bank commissions	(85,625,929)
Other finance costs	(3,438,129)
Total finance cost	(473,978,981)

Other finance results
Foreing currency exchange difference	(182,011,106)
Changes in the fair value of financial instruments	30,637,693
Result from repurchase of financial debt	6,732,659
Other finance results	(1,627,052)
Total other finance results	(146,267,806)
Other finance results, net	(525,396,491)

NOTE 31: LOSS PER SHARE

a) Basic

Basic earnings per share are calculated by dividing the benefit attributable to the Company’s shareholders’ equity interest holders by the weighted average of outstanding common shares during that period.

31.12.2011
Loss per share attributable to the equity holders of
the company during the year from continuing	(609,612,562)
operations
Weighted average amount of outstanding shares	1,314,310,895
Basic loss per share from continuing operations	(0.4638)

31.12.2011

Loss per share attributable to the equity holders of the	(131,782,775)
company during the year from discontinued operations
Weighted average amount of outstanding shares	1,314,310,895
Basic loss per share from discontinued operations	(0.1003)

     EXHIBIT I - Consolidated Financial Statements as of December 31, 2011 NOTE 31: (Continued) b) Diluted

Diluted earnings per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a type of dilutive potential common shares, which consist of the share purchase options described in Note 16 of Exhibit I. The number of shares which could have been purchased at a fair value (average price of the Company shares during the applicable period) is calculated based on the monetary value of the subscription rights of the pending shares purchase options. The number of shares thus calculated is compared with the number of shares which would have been issued at the shares purchase option exercise price.

31.12.2011
Loss per share attributable to the equity holders of the company during the year from continuing operations	(609,612,562)
Reserve for directors’ options	8,945,352
Adjusted Loss per share attributable to the equity holders of the company during the year from continuing operations	(600,667,210)

Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	203,915,773
Weighted average amount of outstanding shares ajusted	1,518,226,668
Diluted loss per share from continuing operations	(0.3956)

12.31.2011
Loss per share attributable to the equity holders of the company during the year from discontinued operations	(131,782,775)
Weighted average amount of outstanding shares	1,314,310,895
Adjustments for stock options	203,915,773
Weighted average amount of outstanding shares for the purposes of diluted loss per share	1,518,226,668
Diluted loss per share from discontinued operations	(0.0868)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 32: CONTINGENCIES

a. Edenor

Edenor Litigation

The present financial statements do not contemplate any post related to the claims effected to Edenor that are enunciated later, in reason of which the latter thinks that solid foundations exist of considering them to be unfounded on the basis of the mentioned in each of them and in the opinion of the legal advisers.

Presented by the Argentine Ombudsman. Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As last instance, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter.

Presented by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria. On October 26, 2009, Edenor was notified of the complaint “Consumidores Libres Coop. Ltada. de provisión de servicios de acción comunitaria c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed by both consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them. As of this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 32: (Continued)

Presented by Consumidores Financieros Asociación civil para su defensa. On March 31, 2010, notice of the complaint “Consumidores Financieros Asociación civil para su defensa vs. EDENOR S.A – EDESUR S.A for breach of contract” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor. The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity -FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

Presented by Unión de Usuarios y Consumidores. On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period November 2005 – January 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Such ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision. On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting the Company ‘s arguments, ordered that the lower court decision be nullified as to the merits of the case. Against this decision, Unión de Usuarios y Consumidores filed a “Federal Extraordinary Appeal” which was upheld on November 3, 2011. The proceeding will be filed before the National Supreme Court.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 32: (Continued)

Presented by Asociación de Defensa de Derechos de Usuarios y Consumidores (¨ADDUC¨). This is an ordinary proceeding brought by ADDUC seeking as follows: “that the Court may order the reduction or decrease of penalty or default interest that Edenor charges to consumers that pay their bills after “the first maturity date” of the service it provides, since it breaches Section 31 of Act No. 24.240 by declaring the inapplicability of the pacts or conventions stipulating the interest rates applicable to electric power users –and its unconstitutionality– and ordering the return or interest illegally collected from service users from August 15, 2008 to the date on which the defendant complies with the interest reduction order. Furthermore, they request the reimbursement of the Value-Added Tax (VAT) and other taxes collected on the illegally collected surcharge portion”.

On November 11, 2011, Edenor answered the complaint, filing “on a pre-trial basis” the “Lack of legal standing to sue and lis pendens” defenses, and requesting the serving of a summons on the ENRE as third party obligor. Notice of such claims was served on the other party.

b. Loma de la Lata

Minimum Presumed Income Tax. Tax refund claim

On September 28, 2010 a tax refund claim was filed before the Tax Office – Federal Administration of Public Revenue (Dirección General Impositiva – Administración Federal de Ingresos Públicos, or AFIP for its Spanish acronym) regarding the minimum presumed income tax for the fiscal years 2008 and 2009. This claim seeks the refund of Ps. 7,430,894.19 and Ps. 3,279,546.01 corresponding to the fiscal years 2008 and 2009, respectively, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, on December 30, 2010 the Company brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously sought interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or imposing measures against the Company.

Regarding the interim injunctive relief requested by Loma de la Lata on March 3, 2011, the company was served notice of the First Instance Court’s decision disallowing it and decided not to appeal the decision.

     EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

 NOTE 32: (Continued)

Minimum Presumed Income Tax. Declaratory relief

On May 12, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in the case “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. As the injunctive relief was rejected by the Court, the Company appealed the decision.

On June 21, 2011, the Court hearing the case decided to disallow the interim injunctive relief, and Loma de la Lata appealed this decision on June 27.

Although on August 24, 2011 Loma de la Lata was served notice of the Chamber’s decision upholding the disallowance of the injunctive relief, the analysis of substantive issues is still in course.

As at December 31, 2011, the Company held a provision for the minimum presumed income tax for fiscal year 2010 amounting to Ps. 8,140,336.80, including compensatory interest.

c. Pampa Energía

Minimum Presumed Income Tax. Tax refund claim

On September 28, 2010 a tax refund claim was filed before the Tax Office – Federal Administration of Public Revenue (Dirección General Impositiva – Administración Federal de Ingresos Públicos, or AFIP for its Spanish acronym) regarding the minimum presumed income tax for the fiscal years 2008 and 2009. This claim seeks the refund of Ps. 6,050,136 and Ps. 8,197,357 corresponding to the fiscal years 2008 and 2009, respectively, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, on December 30, 2010 the Company brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously sought interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or imposing measures against the Company.

On May 10, 2011, the Court passed judgment disallowing the granting of the interim injunctive relief requested by the Company, and the Company appealed the Court decision. Finally, on August 3, 2011, the Chamber of Appeals upheld the ruling by the First Instance Court regarding the dismissal of the injunctive relief.

     EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

 NOTE 32: (Continued)

Minimum Presumed Income Tax. Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in the case “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, which decision was appealed by the Company on August 2. Finally, on September 26, 2011, the Company was served notice of the Chamber decision upholding the disallowance of the injunctive relief.

As at December 31, 2011, the Company held a provision for the minimum presumed income tax for fiscal year 2010 amounting to Ps. 9,518,278, including compensatory interest.

Both the tax refund claim and the declaratory relief brought by the Company are still pending in Court. Despite the denial of injunctive relief, the Company expects a favorable outcome regarding the substance of the claim.

NOTE 33: TRANSACTIONS WITH RELATED PARTIES

The following operation carried out with related parties:

(a) Sales
12.31.2011
Joint ventures	1,503,132
Other related parties	207,262
1,710,394
(b) Purchases
12.31.2011
Joint ventures	(488,731)
Other related parties	(8,009,395)
(8,498,126)

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 33: (Continued)
(c) Financial results
12.31.2011
Directors/shareholders	(3,534,367)
Other related parties	(4,104,081)
(7,638,448)
(d) Key management compensation

The total remuneration to directors accrued during the year ended December 31, 2011 amounts to approximately Ps.

35.8 million, including the accrual of the reserve for the Opportunity Assignment Agreement (share purchase options).

(e) Balance at the date of the consolidated statements of financial position

	12.31.2011	01.01.2011

Trade receivables:

Subsidiaries held for sale	2,289,806	-
Joint ventures	1,590,262	1,348,965
Other related parties	330	-
	3,880,398	1,348,965

Other receivables:

Subsidiaries held for sale	166,842,638	-
Other related parties	8,108,086	-
	174,950,724	-

Accounts payable:

Joint ventures	41,590	77,440
Other related parties	7,684	8,000
	49,274	85,440

Borrowings

Other related parties	216,267,689	115,133
	216,267,689	115,133

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 34: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

a) Acquisition of an additional non-controlling interest in EMDERSA

Between June and December, 2011 and in successive market transactions, Edenor acquired 3,247,294 common shares of EMDERSA representing 1.38% of the capital stock and voting rights of such company. In this way, Edenor has increased its equity interest in EMDERSA up to 78.57%.

b) Acquisition of a non-controlling interest in EDENOR

As of December 31, 2011, Pampa Inversiones holds 14 Class B common shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to a 3.9% interest in Edenor´s common stock.

NOTE 35: BUSINESS COMBINATIONS

Acquisition of asses from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

  Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.
  Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 35: (Continued)

Acquisition of EMDERSA and AESEBA

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint it as an acquiring part of the distribution assets for the agreed prices. The agreement sets forth that in the event that within three years of the date of acquisition of EMDERSA and AESEBA’s shares Edenor partially or completely sells any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to AEI for the shares of EMDERSA and/or for the shares of AESEBA. On the same date, the acquisition of those shares has been fulfilled at the prices agreed. As at the issuance hereof, Edenor has initiated the pertinent authorization proceedings before the control entities.

In compliance with current regulations, Edenor has formally consulted the National Securities Commission about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Executive Order No. 677/01 and the National Securities Commission’s regulations. The aforementioned consultation was made due to the fact that the authorization and perfection of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share is still pending. Therefore, Edenor considers that the situation generated by the potential coexistence of two public offerings must be clarified.

Edenor has fully undertaken its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEI, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the National Securities Commission. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Additionally, through successive market transactions, Edenor acquired 3,247,294 common shares of EMDERSA which represent 1.38% of that company’s capital stock and votes. In this way, Edenor has increased its equity interest in EMDERSA up to 78.57%.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of income amounting to Ps. 505.9 million, which is disclosed under “Income from the acquisition of companies” in the Income Statement.

Fair value of net assets acquired	1,191,506,705
Consideration:
Cash	685,570,331
Consideration received:	685,570,331
Excess of fair value of net assets
acquired over cost	505,936,374

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 35: (Continued)

Purchase of shares of EPCA

On January 31, 2011, the Company accepted an offer to acquire, subject to the fulfillment of certain conditions precedent and to the obtaining of the corresponding regulatory approvals, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.30% of the share capital of TGS. The total agreed price amounted to US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method based on market value measurements of the main acquired assets and liabilities. As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” (Ps. 63.1 million, 98% directly and 2% through Pampa Participaciones) as compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

NOTE 36: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

a. Discontinued operations

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and its parent company (Pampa Energía S.A), for the acquisition of its subsidiaries EDESA, EDELAR and EGSSA, respectively.

In order for these transactions to be carried out, Edenor will cause Emdersa to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGSSA Holding (holder of 99.99% of EGSSA’s capital stock and votes). The spun-off company EMDERSA will keep a percentage of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Meeting of Shareholders, which was resumed on January 13, 2012 after a recess, the above mentioned company reorganization process was approved.

Investments in the companies EMDERSA and EMDERSA Holding have been stated in the Consolidated Balance Sheet in the item Other current assets at their estimated realizable value, since it is lower than its proportional equity value. In order to assess their realizable value, the values of the offers received (which are mentioned below) have been used in the cases of EDESAL and EDELAR, and their estimated realizable value has been used for EDESA. Therefore, the Company has recorded total losses amounting to Ps. 56 million.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 36: (Continued)

Assets and liabilities sale associated to EDESAL

The total and final price of the offer amounts to US$ 26.7 million and was fully colletecd in two payments.

Furthermore, as stipulated in the Offer Letter on October 2011, EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that moment Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL will be managed by a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal. It will be comprised of 5 directors, four of whom were elected by the buyer and one of whom were elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom were elected by the seller.

Upon completion of the spin-off process, EDESAL Holding will issue 78.44% of its shares in the name of the trustee, who, in turn, will transfer them to the buyer, together with 0.01% of EDESAL’s shares, and will simultaneously return the aforementioned EMDERSA’s shares to the Company.

In the event that at the end of the two-year term to commence from the date of acceptance of the offer, which took place on September 16, 2011, neither EMDERSA’s spin-off nor the creation of EDESAL Holding have been carried out, the trustee shall transfer to Rovella Carranza S.A., as an alternative way of the Company’s compliance with its obligation and for the price received by the Company, 24.80% of EMDERSA’s capital stock and votes, with Edenor maintaining 53.64% of EMDERSA’s capital stock and votes.

Assets and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option to Andes Energía SA. for a price of US$ 1.5 million to:

i) In the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s direct and indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments: the first one for US$ 5.3 million 90 calendar days after the acceptance of the Offer (not prior to 45 days and not later than the date of exercise of the option) and the remaining balance, i.e. US$ 15 million will be paid two years from the acceptance of the offer, accruing interest at an annual rate of 12.5% payable semi-annually. ii) In the case that the spin-off of EMDERSA is not completed within the term of 2 years, the option will grant the right to acquire 20.27% of EMDERSA’s capital stock and votes indirectly held by Edenor, paying for such purpose the same price and in the same way indicated in caption 1 above.

It is noteworthy that the buyer may choose in the date of exercise of the option not to pay the balance of the purchase price and 6.32% of EMDERSA’s capital stock and votes indirectly held by Edenor (reduced option).

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 36: (Continued)

Additionally, the buyer may choose not to pay the balance of the price on the final payment date and change to the reduced option system, in spite of having exercised the full option in the full option exercise date, in the case that the buyer is notified by Edenor not less than 15 days prior to the final payment date, that the Board of Directors of EDELAR will be removed without cause, and that the Buyer will not therefore continue with the management of EDELAR after such date.

In the event that Edenor fails to notify the buyer as stated above, and the Buyer pays the remaining balance of the price, the members of EDELAR’s board of directors will continue to be appointed as stipulated in the offer.

The offer also implies the buyer’s commitment to settle or acquire, on the option exercise date, the total financial loan granted by Edenor to EDELAR for an amount of Ps. 31.2 million plus interest accrued through the settlement date.

In order to implement the reported transaction, Edenor was contributed 53.64% of EMDERSA’s capital stock and votes to a new company organized for this purpose (“EMDERSA Holding”). Therefore, the transfers of EMDERSA’s shares in favor of Andes Energía Argentina S.A. will be made through EMDERSA Holding.

On the option exercise date, and as long as the described operation has not been perfected, the capital stock subject-matter of the operation will be transferred to a guarantee trust -together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the purchaser), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A.- created in order to secure the due performance of the parties’ obligations, where Edenor will keep control over EMDERSA.

Unless the reduction option is exercised, on the option exercise date, the buyer will result owner of the 37.78% of EMDERSA Holding´ shares and direct holding of Edenor, and immediately will proceed to constitute a trust of guarantee in order to assure the fulfillment of the obligations of the parts, which will transfer in the above mentioned date and in name of trustee, the 37.78 % of EMDERSA Holding´ shares and direct holding of Edenor, together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the buyer), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A, maintaining Edenor control of EMDERSA.

From the option exercise date, provided, however, that the payments due on such date have been made by the Buyer, and during the term of the trust, the management of EDELAR will be in charge of a board of directors appointed by EMDERSA, in accordance with the Buyer’s proposal. The board of directors will be comprised of 5 directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller, and equal number of alternate directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller.

On February 8, 2012, Edenor’s Board of Directors approved a proposal for the modification of the offer letter by Andes Energía Argentina S.A. By virtue of this modification, the term during which Andes Energía Argentina S.A. may make the payment and exercise the option was extended until March 31, 2012.

Until the moment of payment and the exercise of the option, Edenor may freely sell or assign to any third party or provide for the sale or assignment of the whole or part of the shares subject-matter of the transaction and/or the rights over such shares. In case a sale is made to a third party, Andes Energía Argentina S.A.’s option may not be exercised, and there may be no balance pending payment and Edenor and Andes Energía Argentina S.A. will not incur any liability.

All other terms and conditions of the Offer Letter will remain in full force.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 36: (Continued)

The following are the statement of comprehensive income from discontinued operations:

0	12.31.2011
Sales	736,157,184
Gross profit	131,828,451
Finance results, net	(114,708,017)
Income tax	15,127,836
Total comprehensive profit of the year	32,248,270
Valuation of assets classified as held for sale, net	(164,031,045)
(131,782,775)

b.     Assets held for sale and related liabilities

The assets and liabilities related to the subsidiaries EMDERSA and EMDERSA Holding (except EGSSA) have been recorded as held for sale due to the Board’s decision to discontinue operations. The effective date of the sale transaction depends on the fulfillment of the corporate reorganization of EMDERSA. Additionally, the Company has placed for sale the main asset of its subsidiary ENDISA (MAN engines).

The assets and liabilities related to the subsidiaries EMDERSA and EMDERSA Holding and ENDISA’s main asset have been valued considering the lower value between their book value and the fair value minus the sale costs associated to the date when they were classified as held for sale.

The main types of assets and liabilities are:

	12.31.2011	01.01.2011

Property, plant and equipment	851,614,327	-
Other non current assets	14,275,332	120,563,631
Total non current assets	865,889,659	120,563,631

Trade receivables and other receivables	186,272,934	-
Other current assets	26,981,763	-
Total current assets	213,254,697	-
Total assets classified as held for sale	1,079,144,356	120,563,631

Borrowings	145,221,000	-
Other non current liabilities	168,638,000	-
Total non current liabilities	313,859,000	-

Trade and other payables	218,269,762	-
Borrowings	297,814,462	-
Other current liabilities	85,479,776	-
Total current liabilities	601,564,000	-
Total liabilities associated with assets classified as held for sale	915,423,000	-

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 37: RESTRUCTURING OF CIESA’S DEBT

On May 10, 2011, the Company and its subsidiaries Pampa Inversiones S.A., EPCA and Inversiones Argentinas I (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A. (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit known as “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA for a face value of US$ 201.5 million plus accrued and unpaid interest (the “Debt”) and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); as well as to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them. This Memorandum of Understanding represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties to the Restructuring Agreement entered into a Fourth Amendment , which provides that AEI should be replaced by Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA (See Note 35). The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (“CNDC”) on May 19, 2011. On October 5, 2011, the approval of the agreement from ENARGAS was obtained, and the approval from the CNDC was still pending as of the date of these financial statements.

NOTE 38: ACQUISITION OF RIGHTS

On January 19, 2011, the Company received an offer from AEI to acquire an option to purchase the rights over the lawsuit initiated by Ponderosa Assets L.P. and Enron Creditors Recovery Corp. (the “Plaintiffs”) against the Republic of Argentina before the International Centre for Settlement of Investment Disputes of the World Bank (the “CIADI”) (for freezing and turning into pesos U.S. dollar-based gas transportation tariffs denominated in US$, after the Argentine crisis in 2001, in breach of certain provisions of the bilateral investment treaty between the United States and Argentina) with a total cost for the option of US$ 1 million.

EXHIBIT I - Consolidated Financial Statements as of December 31, 2011

NOTE 38: (Continued)

On March 11, 2011, the Company signed the Call Option Agreement (the “Contract”) with Inversiones Argentina II and GEB Corp. (parent company of Inversiones Argentina II) and acquired the option mentioned in the previous paragraph, exercisable at any time during a period of 18 months thereafter.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive the above-mentioned claim before the CIADI, pursuant to the terms of the contract which are disclosed under Trade receivables and other current receivables.

NOTE 39: MERGER WITH SUBSIDIARIES

On December 30, 2011, the Company’s Board of Directors resolved to initiate proceedings aiming to jointly absorb the companies Pampa Generación and Inversora Ingentis, as well as the demerged assets and liabilities corresponding to the investing and counseling activity spun off from Powerco, concluding that it is beneficial for the four companies to merge into one company under the terms of tax neutrality in order to optimize resources by simplifying their administrative and operative corporate structure.

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the board of directors and shareholders of

Pampa Energía S.A.
Legal address: Ortiz de Ocampo 3302, Edificio 4
Autonomous City of Buenos Aires
Tax Code No. 30-52655265-9

1.

We have reviewed the condensed interim consolidated financial statements of Pampa Energía S. A. (“Pampa Energía” or “the Company”) and its subsidiaries which includes the consolidated statements of financial position as of March 31, 2012, the related consolidated statements of total comprehensive income for the three-month period then ended, the consolidated statements of changes in equity and the consolidated statements of cash flows for the three-month period then ended with the complementary selected Notes and Exhibit I. The amounts and other information related to fiscal year 2011 and its interim periods, are part of the financial statements mention above and therefore should be considered in relation to those financial statements.

2.

The preparation and issuance of these financial statements are the responsibility of the Company´s management, in accordance with the International Financial Reporting Standards (IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), as the applicable accounting framework and incorporated by the National Securities Commission (CNV), as they were approved by the International Accounting Standards Board (IASB) and, therefore, it’s responsible for the preparation and issuance of the condensed interim consolidated financial statements mention in paragraph 1. in accordance  with IAS 34 “Interim financial information”. Our responsibility is to express a conclusion based on the limited review we have performed with the scope detailed in paragraph 3..

3.

Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist  mainly of the application of analytical procedures to the amounts disclosed in the financial statements and making inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is the expression of an opinion on the financial statements taken as a whole. Consequently, we do not express any opinion on the consolidated financial position, consolidated statements of comprehensive income, and consolidated cash flow of the Company.

Price Waterhouse & Co. S.R.L., Bouchard 557, 8° floor, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

© 2012 In Argentina, the member firms of the global network of PricewaterhouseCoopers International Limited are Price Waterhouse & Co. S.R.L, Price Waterhouse & Co. Asesores de Empresas S.R.L. and PricewaterhouseCoopers Jurídico Fiscal S.R.L, each of which, either separately or jointly, are identified as PwC Argentina.

4.       As indicated in Note 3, the condensed interim consolidated financial statements mention in paragraph 1., have been prepared in accordance with the provisions of IAS 34, being this the first fiscal year that the Company has applied the IFRS. The effects of the changes originated because of the appliance of this new accounting base are presented in Note 4.1 and Exhibit 1. The items and amounts in the reconciliations included in those notes are subject to changes that could have the IFRS until its final application, and could only be considered as final after preparation of the annual financial statements for the current year.

5.       As indicated in Exhibit I of the condensed interim consolidated financial statements, the Company has prepared its projections to determine the recoverable value of the Property, Plant and Equipment and Intangible Assets (including those recognized at the time of acquisition) for Empresa Distribuidora y Comercializadora S.A. (Edenor), based on forecasts of the outcome of tariff updates requested by Edenor.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by management to prepare such projections will materialize in the future, and consequently, if the recoverable value of the Property, Plant and Equipment and Intangible Assets of Edenor will exceed their respective net book values.

6.       As indicated in Exhibit I of the condensed interim consolidated financial statements, in relation to the joint venture on Compañía Inversora en Transmisión Eléctrica CITELEC S.A. (CITELEC), this company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of tariff updates requested by its subsidiaries Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A. y Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A.

Both actual cash flows and future results may differ from the estimates and evaluations made by management at the date of preparation of these financial statements. In this regard, we are not in a position to foresee whether the assumptions used by CITELEC to prepare such projections will materialize in the future, and consequently, if the recoverable value of the non-current assets of CITELEC will exceed their respective net book values, affecting the recoverable amount of Pampa Energía´s investment in CITELEC.

7.       Based on our review, subject to the effect on the condensed interim consolidated financial statements that could derive from possible adjustments or reclassifications, if any, that might be required following resolution of the situations described in paragraphs 4., 5. and 6., nothing has came to our attention that causes as to believe that the condensed interim consolidated financial statements of Pampa Energía is not prepared in all material respects, in accordance with IAS 34.

8.       In compliance with current regulations, we report that:

a)      the condensed interim consolidated financial statements of the Company are in process of being transcribed into the “Inventory and Balance Sheet” book and, as regards those matters that are within our competence, comply with the Corporations Law and pertinent resolutions of the CNV;

b)      the condensed interim separate financial statements of the Company (included in the Spanish version of the financial statements). derive from accounting records carried in all formal respects in accordance with legal requirements;

c)       we have read the summary of activities as of March 31, 2012, on which, as regards those matters that are within our competence, we have no observations to make other than those mentioned in paragraphs 4., 5. and 6.;

d)      as of March 31, 2012, the liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 654,742, which were not yet due at that date.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 08, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.